Confidential draft #3 as confidentially submitted to the U.S. Securities and Exchange Commission on June 9, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[            ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

Alpha Technology Group Limited
(Exact name of registrant as specified in its charter)

____________________

British Virgin Islands	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit B, 12/F, 52 Hung To Road
Kwun Tong, Kowloon, Hong Kong
Tel: +852 6542 8077
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
Tel: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: 212-530-2206	Huan Lou, Esq. David B. Manno, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Tel: 212-930-9700

____________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement on Form F-1 (File No. 333-[•]) (the “Registration Statement”) contains two prospectuses, as set forth below.

•        Public Offering Prospectus.    A prospectus to be used for the public offering by the Registrant of up to [            ] Ordinary Shares of the Registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

•        Resale Prospectus.    A prospectus to be used for the resale by two selling shareholders of up to [            ] Ordinary Shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        it contains different outside and inside front covers;

•        it contains different Offering section in the Prospectus Summary section on page 1 of the Public Offering Prospectus;

•        it contains different Use of Proceeds section on page 73 of the Public Offering Prospectus;

•        a Selling Shareholders section is included in the Resale Prospectus beginning on page Alt-3 of the Resale Prospectus; and

•        the Underwriting section on page 153 of the Public Offering Prospectus is removed and replaced with a Selling Shareholders Plan of Distribution section on page Alt-4 of the Resale Prospectus.

The Registrant has included in this Registration Statement a set of alternate pages after the back-cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant and the Selling Shareholder. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Shareholder.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2023

[•] Ordinary Shares

Alpha Technology Group Limited

This is the initial public offering of the ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Alpha Technology Group Limited (“Alpha”). We are offering [          ] Ordinary Shares, representing [          ]% of the Ordinary Shares following completion of this offering. Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, two existing shareholders of our Company (the “Selling Shareholders”), are offering an additional [2,000,000] Ordinary Shares of Alpha, representing [          ]% of the Ordinary Shares following the completion of this offering. Following the offering, [          ]% of the Ordinary Shares will be held by public shareholders, assuming the underwriters do not exercise the over-allotment option. We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders. We will pay all expenses (other than discounts, concessions, commissions, and similar selling expenses, if any) relating to the registration of the Selling Shareholders’ shares with the Securities and Exchange Commission.

Prior to this offering, there has been no public market for our Ordinary Shares. The offering price of our Ordinary Shares in this offering is expected to be between $[          ] and $[          ] per share. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ATGL.” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.

Alpha is a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operation, we conduct our operations in Hong Kong through our wholly-owned operating subsidiaries, Techlution Service Limited (“Techlution”) and Neural Sense Limited (“NSL”) (collectively, our “Operating Subsidiaries”). This is an offering of the Ordinary Shares of Alpha, the holding company in BVI, and not the shares of our Operating Subsidiaries in Hong Kong. Because of our corporate structure as a BVI holding company with operations conducted by our Hong Kong Operating Subsidiaries, it involves unique risks to investors. Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiaries, but rather purchasing equity solely in Alpha, our BVI holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and executive officers who are located outside of the United States.

All of our operations are conducted by our Operating Subsidiaries in Hong Kong, which is a special administrative region of the PRC, and the Group currently does not have any operations in mainland China. Accordingly, the PRC laws and regulations do not currently have any material impact on our business, financial condition and results of operations. However, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity, M&A and the oversight and control over overseas securities offerings. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

•        may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Recent Regulatory Development in the PRC.”

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Techlution and NSL’s daily business operation, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Furthermore, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009, or the Archives Rules. The revised Archives Rules came into effect on March 31, 2023 together with the Trial Measures. The revised Archives Rules expand their application to cover indirect overseas offering and listing, by stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

According to Article 18 of the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. Further, there is no legislation mandating that the laws in Hong Kong shall be in line with those in the PRC. Despite the foregoing, the legal and operational risks that arise from operating in China also apply to businesses operating in Hong Kong and Macau.

However, there remains uncertainty as to how the Draft Measures, the Trial Measures and the Draft Rules Regarding Overseas Listing will be interpreted or implemented and whether the PRC regulatory agencies, including the Cyberspace Administration of China (the “CAC”) and CSRC. It is also possible that new PRC laws, regulations, rules, or detailed implementation and interpretation related to the Trial Measures may be adopted in the future, which could impact businesses operating in Hong Kong and Macau that engage in activities covered by these measures.

Based on our understanding of the current Hong Kong laws, as of the date of this prospectus, Techlution and NSL are not required to obtain any permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) Techlution and NSL were established and operate in Hong Kong, none of which are a “domestic company” for the purposes of the Trial Measures, and (iii) businesses conducted by Techlution and NSL are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As of the date of this prospectus, neither the CAC, the CSRC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations or this offering. Therefore, the Company or its subsidiaries is currently not required to obtain regulatory approval from the CAC, CSRC nor any other PRC authorities for its and its subsidiaries’ operations in Hong Kong and this offering. However, we believe that uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks related to our corporate structure — Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the CSRC, or other PRC governmental authorities in connection with this offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.” on page 38.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in New York and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, with the last inspection having occurred in 2020. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in PRC and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland PRC and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, such lack of inspection could cause our securities to be delisted from Nasdaq. See “Risk Factors — Risks related to our Ordinary Shares and this offering — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.” on page 51.

We will be considered a “controlled company” under Nasdaq Listing Rules 5615(c) as our largest shareholder, Ms. Ma Xiaoqiu, will beneficially own [•]% (assuming no exercise of the over-allotment option) of the aggregate voting power of our outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited immediately following the consummation of this offering. As a result, Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. However, even if we are deemed as a “controlled company,” we currently do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. See “Risk Factors — Risks related to our corporate structure — Following this offering, Ms. Ma Xiaoqiu will continue to own more than a majority of the voting power of our outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited. As a result, Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” on page 43 and “Management — Controlled Company” on page 126 of this prospectus.

We did not declare and pay any dividend in relation to our retained profit since incorporation of our Operating Subsidiaries. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying a dividend in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from Techlution and NSL by way of dividend payments. Alpha is a BVI company, and Techlution and NSL are all Hong Kong companies. There are no restrictions on foreign exchange and there are no limitations on the abilities of Alpha to transfer cash to or from Techlution and NSL or to investors under Hong Kong Law. For a more detailed discussion of how the cash is transferred within our organization, see “Summary — Transfers of cash to and from our subsidiaries” and “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions of equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 4 and 37. See “Dividend Policy” and “Combined statements of changes in shareholders’ deficit” for further details.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 21 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements.    See “Prospectus Summary — Implications of being an emerging growth company” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
	US$	US$	US$
Assumed public offering price	[ ]	[ ]	[ ]
Underwriting discounts(1)	[ ]	[ ]	[ ]
Proceeds to the Company, before expenses	[ ]	[ ]	[ ]

____________

Notes:

(1)      We have agreed to pay the underwriters a discount equal to 7.5% of the gross proceeds of the offering. For a description of the total compensation to be received by the underwriters, see “Underwriting” beginning on page 153.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares offered by the Company if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to 15% additional Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this offering to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is US$[            ], the total underwriting discounts payable will be US$[            ], and the total proceeds to us, before expenses, will be US$[            ].

We expect our total cash expenses for this offering to be approximately US$[            ], including expenses payable to the underwriters for their reasonable out-of-pocket expenses and non-accountable expense allowance, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting” on or about [            ], 2023.

The date of this prospectus is            , 2023.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We and the Selling Shareholders have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We and the Selling Shareholders are not, and the underwriters are not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we, the Selling Shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Alpha Technology Group Limited is incorporated under the laws of the BVI as a BVI business company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including            , 2023 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only, references in this prospectus to:

•        “Alpha”, “our Company” and the “Company” are to Alpha Technology Group Limited, the holding company of our businesses;

•        “AI” are to artificial intelligence;

•        “Articles of Association” are to articles of association of Alpha adopted on October 5, 2022;

•        “BVI” are to the British Virgin Islands;

•        “F&S” are to Frost & Sullivan International Limited, an independent industry consultant commissioned by the Company;

•        “F&S Report” are to the industry report on the overview of the industry in which our Company operates, prepared by F&S and commissioned by the Company dated March 17, 2023;

•        “Hong Kong dollar(s)” or “HK$” are to the legal currency of Hong Kong;

•        “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “Memorandum” are to memorandum of association of Alpha adopted on October 5, 2022;

•        “Memorandum and Articles of Association” are to memorandum and articles of association of Alpha adopted on 5 October 2022;

•        “NSL” are to Neural Sense Limited, one of Alpha’s operating subsidiaries in Hong Kong;

•        “Operating Subsidiaries” are to Techlution and NSL;

•        “Ordinary Shares” are to the shares of Alpha Technology Group Limited, par value US$1.00 per share;

•        “PRC” and “Mainland China” are to the People’s Republic of China;

•        “PRC government” are to the government and governmental authorities of Mainland China, for the purpose of this prospectus only;

•        “SEC” are to the U.S. Securities and Exchange Commission;

•        “Selling Shareholders” are to Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, two existing shareholders of our Company that are selling their Ordinary Shares pursuant to this prospectus;

•        “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•        “Techlution” are to Techlution Service Limited, one of Alpha’s operating subsidiaries in Hong Kong;

•        “US$” or “U.S. dollar(s)” are to the legal currency of the United States;

•        “U.S.” refers to the United States of America; and

•        “we”, “us”, “our”, and the “Group” are to Alpha Technology Group Limited, the BVI holding company that will issue the Ordinary Shares being offered, and/or its subsidiaries, as the context requires.

Alpha Technology Group Limited does not have any material operations of its own. Alpha is a holding company incorporated in the BVI with operations conducted in Hong Kong through its Operating Subsidiaries in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of US$1.0 = HK$7.8498 on September 30, 2022, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the Hong Kong dollars or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Our Company

Alpha is a holding company incorporated in BVI which has no material operations of its own, and it currently conducts our business through its Operating Subsidiaries, Techlution and NSL. Our Operating Subsidiaries are cloud-based IT solution service providers in Hong Kong which utilize analytic skills, programming skills, artificial intelligence technologies and technological know-hows to provide comprehensive solutions designed to optimize business performance, meet various industry-specific operational challenges and create new business opportunities.

Those IT solution services can be categorized as follows:

System development services:    Our Operating Subsidiaries develop cloud-based and customized customer relationship management (“CRM”) systems and enterprise resource planning (“ERP”) systems to cater to the operational and business needs of our customers.

Web and mobile application development services:    Techlution leverages its technological knowledge to develop applications that assist users in carrying specified tasks, such as drafting, storing information, transferring documents, communication, tracking geographic locations, productivity management, status reporting, etc.

Artificial intelligence powered optical character recognition (“AI-OCR”) services:    NSL provides optical character recognition (“OCR”) services with self-developed artificial intelligence technology to extract printed texts and data from imported documents such as invoices, receipts, applications, forms and identification documents.

Technological support and maintenance service and other services:    Our Operating Subsidiaries provide maintenance and enhancement services for systems we built. Techlution provides three types of NFT-related services — creating NFT artwork, NFT marketplace and NFT games for customers. As of the date of this prospectus, we have not provided any other NFT-related ancillary services beyond the three above-mentioned services. Additionally, we have not owned or traded any NFT deliverables of our projects, and we do not develop or own any blockchain technologies. We currently do not have any plan to provide other NFT-related ancillary services in the future.

Our Operating Subsidiaries have a diversified customer base and our customers come from a variety of industries with different scale of operations, including consulting, real estate, architectural design, carpark management, electronic payment services, logistics, investments, retail, textiles, wholesale and distribution, etc.

We generate revenues primarily from our Operating Subsidiaries’ cloud-based IT solution services including (i) system development services; (ii) web and mobile application development services; and (iii) AI-OCR services. For the two years ended September 30, 2021 and 2022, our revenue was HK$4,055,406 and HK$4,421,208 (approximately US$563,226), respectively. Our gross profit and net loss were HK$1,002,173 (approximately US$127,669) and HK$2,663,554 (approximately US$339,315), respectively, for the financial year ended September 30, 2022, as compared to our gross profit and net loss of HK$1,457,113 and HK$981,035, respectively, for the financial year ended September 30, 2021.

Alpha is a holding company limited by shares and established under the laws of the BVI in October 5, 2022; it has no business operation and uses a structure that involves operating subsidiaries based in Hong Kong. Our structure involves risks to the investors, and PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Investors are cautioned that they are buying shares of a BVI holding company with operations solely conducted in

Hong Kong by our Operating Subsidiaries. Investors are not directly investing in, and may never hold equity interests in our Operating Subsidiaries. Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment.

Industry Background

CRM and ERP system market in Hong Kong

According to the F&S report, the market size of CRM system in Hong Kong recorded an increase from HK$1,133.7 million (approximately US$144.4 million) in 2017 to HK$1,523.5 million (approximately US$194.1 million) in 2021, at a CAGR of 7.7%. The growth is attributed to technological advancement and the increase in investment by the enterprises. Supported by the continuous technological innovations and the increasing adoption rate, the CRM market size in Hong Kong is expected to grow from HK$1,630.1 million (approximately US$207.7 million) in 2022 to HK$2,152.7 million (approximately US$274.2 million) in 2026, at a CAGR of 7.2%.

According to the F&S report, the market size of ERP system in Hong Kong recorded an increase from HK$1,417.1 million (approximately US$180.5 million) in 2017 to HK$1,707.1 million (approximately US$217.5 million) in 2021, at a CAGR of 4.8%, primarily driven by rising application of ERP software in banking, retail, government utility, and healthcare sectors. The rising number of sizeable data and increasing benefits provided by cloud technology in terms of data and remote accessibility, low maintenance, security, and efficiency are creating traction in the market. The ERP market size in Hong Kong is expected to grow from HK$1,801.0 million (approximately US$229.4 million) in 2022 to HK$2,222.7 million (approximately US$283.2 million) in 2026, at a CAGR of 5.4%.

OCR services market in Hong Kong

The integration of artificial intelligence, such as deep learning and multi-level analysis, enables the companies to efficiently process documents, texts, and other data in a way more human-like. These advanced technologies also help to address inaccuracies that occur in OCR, thereby providing streamlined fault management. According to the F&S report, the market size of OCR in Hong Kong increased from HK$43.9 million (approximately US$5.6 million) in 2017 to HK$71.3 million (approximately US$9.1 million) in 2021, at a CAGR of 12.9%. With the increasing adoption of OCR across diversified verticals and the integration of advanced capabilities, the market size of OCR in Hong Kong is expected to increase from HK$82.3 million (approximately US$10.5 million) in 2022 to HK$146.1 million (approximately US$18.6 million) in 2026, at a CAGR of 15.4%.

Web and mobile application development services market in Hong Kong

Driven by the increasing investment in web services and mobile applications, the market size of web and mobile application development services increased from HK$ 22,273.3 million (approximately US$2,837.4 million) in 2017 to HK$24,606.5 million (approximately US$3,134.7 million) in 2021, at a CAGR of 2.5%. On the back of the continued development of internet services, the market size of web and mobile application development services is expected to rise at a CAGR of 4.7% from 2022 to 2026.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors:

•        Our cloud-based IT solutions are purpose-built for customers from a variety of industries and we have a loyal customer base

•        We have advanced technology capabilities

•        We have a localized database that is not easily replaceable by other global OCR services

•        We have an experienced management team supported by industry talents

Our (growth) strategies

We intend to pursue the following strategies to further expand our business:

•        Continue to optimize our technology infrastructure and expand the scope of our IT solution offerings

•        Enhance our brand in the market

•        Expand our AI-OCR services to overseas markets

•        Enhance technological infrastructure and cybersecurity

Corporate history and structure

In November 2017, Techlution, one of our Operating Subsidiaries, was incorporated under the laws of Hong Kong.

In October 2019, NSL, one of our Operating Subsidiaries, was incorporated under the laws of Hong Kong.

In October 2022, Alpha was incorporated under the laws of BVI. Upon the acquisition of our Operating Subsidiaries, Alpha became the holding company for our Operating Subsidiaries. The Company has no material operation of its own, and we conduct operations through our Operating Subsidiaries, namely Techlution and NSL in Hong Kong.

We are offering [          ] Ordinary Shares, representing [          ]% of the Ordinary Shares following completion of the offering of Alpha, assuming the underwriters do not exercise the over-allotment option. Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, the Selling Shareholders, are offering an additional [          ] Ordinary Shares of Alpha, representing [          ]% of the Ordinary Shares, following the completion of this offering. Ms. Ma Xiaoqiu will hold [•]% of the voting power after this offering through Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, the companies wholly owned by Ms. Ma Xiaoqiu. Because Ms. Ma Xiaoqiu will control a majority of the voting power of our outstanding Ordinary Shares after the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules. The chart below illustrates our corporate structure and identifies our Operating Subsidiaries as of the date of this prospectus:

The chart below illustrates our corporate structure and identifies our Operating Subsidiaries upon completion of this offering (assuming no exercise of the over-allotment option by the underwriters):

For a more detailed description of our corporate history and structure, see “Corporate History and Structure.” For a detailed description of the risks associated with our corporate structure that support our corporate structure, see “Risk Factors — Risks related to our corporate structure.”

Transfers of cash to and from our subsidiaries

Alpha has no operations of its own. It conducts its operation in Hong Kong through our Operating Subsidiaries. Alpha may rely on dividends or payments to be paid by our Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and

U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Alpha is permitted under the laws of BVI to provide funding to our Operating Subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiaries are also permitted under the laws of Hong Kong to provide funding to Alpha, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, including our Operating Subsidiaries in Hong Kong, to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Business Companies Act 2004 (as amended) (the “BVI Companies Act”) and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they deem fit if they are satisfied, on reasonable grounds, that immediately following the dividend, the value of our assets will exceed our liabilities and Alpha will be able to pay our debts as they fall due. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations” on page 119 and “Dividend Policy” on page 74.

In the financial years ended September 30, 2021 and 2022 and up to the date of this prospectus, no transfer of cash or other types of assets has been made between our holding company and Operating Subsidiaries; and our holding company has not declared or made any dividends or other distribution to its shareholders in the past, nor has any dividends or distributions been made by subsidiaries to our holding company.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiaries by way of dividend payments.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 37, and the audited combined financial statements and the accompanying footnotes beginning on F-2 of this prospectus, for more information.

Business update

On January 26, 2023, our shareholders entered into a share subscription agreement, pursuant to which our shareholders have agreed to subscribe for an aggregate of 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,918). The entire subscription amount was received by our Company on January 26, 2023. After the aforesaid capital injection, the registered capital of our Company was increased by HK$10,000 (approximately US$1,274), and HK$9,990,000 (approximately US$1,272,644) was recorded as additional paid-in capital of the Company. Despite the shareholders’ deficits as of September 30, 2021 and 2022, after the capital injection, we recorded a turnaround from the shareholder deficit position as of September 30, 2022 to a net asset position as of the date of this prospectus.

We plan to apply approximately [70]% of the net proceeds from this offering for increasing operating scale and expanding business in overseas markets including Southeast Asia countries by merger and acquisition and recruiting a new team. As of the date of this prospectus, we have not identified any target companies, and therefore no definitive sale and purchase agreement has been entered into, for potential merger and acquisition.

Summary of key risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors” beginning on page 21 of this prospectus. These risks include, but are not limited to, the following:

Risks related to our business and industry (for a more detailed discussion, see “Risk Factors — Risks related to our business and industry” beginning on page 21 of this prospectus)

•        We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

•        If our IT solutions contain serious errors, defects, security vulnerabilities or bugs, our business, financial condition and results of operations could be adversely affected.

•        If our customers are unable to execute user acceptance test or are unsatisfactory of the results therein, our business, financial condition and results of operations could be adversely affected.

•        We have incurred net losses and net liabilities in the past and may not be able to achieve or maintain profitability and net assets in the future.

•        We are subject to customer credit risk in collecting accounts receivables.

•        We may not enter into services agreements with customers, and we are thereby vulnerable to risks, in relation to potential contractual disputes which may have a material adverse effect on our business, financial condition and results of operation.

•        If we fail to obtain the capital necessary to fund our operations and to grow our business, our business performance, financial condition and our ability to continue as a going concern will be adversely affected.

•        If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving IT solutions market and OCR service market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

•        Our provision of NFT-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affect our prospects or operations in this respect.

•        Our NFT-related business may subject us to applicable securities laws as the NFT market may evolve and our NFT-related business may expand in the future.

•        Failure to attract new customers and/or retain existing customers would adversely affect our business, financial condition and results of operations.

•        The market in which we participate is highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

•        We are exposed to risks related to concentration of suppliers, and it may have a material adverse effect on our business and results of operations.

•        We rely on external service providers for certain technical services, and any shortage of, or delay in, the supply of such services may significantly impact our business and results of operations.

•        Our business relies on the cloud infrastructure operated by a third-party international cloud operator and other service providers for our business operations, and any disruption of or interference with our use of such services would adversely affect our business, results of operations and financial condition.

•        Our business is subject to system and data security risks, and our existing security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, results of operations, financial condition and prospects.

•        Development and incorporation of our AI technologies to our IT solutions for improving the automation and precision of our AI-OCR services may not be successful.

•        Future investments or acquisitions may not be successful.

•        Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

•        Our financial performance may vary from period to period due to seasonality.

•        Our growth is reliant on our sales and marketing strategies. Failure on effective marketing may harm our ability to increase our customer base and spending on ineffective marketing may adversely affect our financial results.

•        If we are unable to develop, maintain, and enhance our brand and reputation in a cost-effective manner, our growth strategies may be hindered and our business may be adversely affected.

•        If we are unable to effectively recruit, retain and train qualified software developers, our growth strategies may be hindered and our business may be adversely affected.

•        Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT business is subject to unknown risks that may materially adversely affect our development.

•        Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

•        We rely on our CEO and our key management and professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

•        We may be affected by the currency peg system in Hong Kong.

•        Should we receive profits from business overseas and/or proceeds from this offering, fluctuations in currency exchange rate could have a material adverse effect on our results of operations.

•        Cybersecurity incidents, security breaches, human error and misconduct, and failure to protect confidential information may harm our reputation and affect our business.

•        Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

•        We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

•        We currently do not have any registered trademarks in relation to our trading names, products and services and we therefore have to rely on common law trademark protection until we register our trademark.

•        If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.

•        We may not be adequately insured against losses and liabilities arising from our operations.

•        Any unexpected and prolonged disruption to the access of our business premises may adversely affect our business.

Risks relating to economic conditions (for a more detailed discussion, see “Risk Factors — Risks relating to economic conditions” beginning on page 35 of this prospectus)

•        A sustained outbreak of epidemics, such as the COVID-19 pandemic, and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial condition.

•        The current trade tension between the U.S. and the PRC may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations.

•        The prospects of economic recovery are dim due to the ongoing Russia-Ukraine war which potentially has a negative impact on our business, financial condition and results of operations.

Risks related to our corporate structure (for a more detailed discussion, see “Risk Factors — Risks related to our corporate structure” beginning on page 37 of this prospectus)

•        We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

•        Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the CSRC, or other PRC governmental authorities in connection with this offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.

•        We are an “emerging growth company” and any decision to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

•        As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

•        Following this offering, Ms. Ma Xiaoqiu will continue to own more than a majority of the voting power of our outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited. As a result, Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

•        You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

•        The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

•        As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate (for a more detailed discussion, see “Risk Factors — Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate” beginning on page 45 of this prospectus)

•        Though our operations are based in Hong Kong, owing to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares.

•        If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

•        The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

•        You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

•        The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, it could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

•        There are some political risks associated with conducting business in Hong Kong.

•        We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Shares.

•        A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Risks related to our Ordinary Shares and this offering (for a more detailed discussion, see “Risk Factors — Risks related to our Ordinary Shares and this offering” beginning on page 51 of this prospectus)

•        There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

•        The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

•        Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

•        The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

•        You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

•        Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

•        If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

•        Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

•        The market price for our Ordinary Shares may be volatile, which could result in substantial losses to you.

•        Volatility in our Ordinary Shares price may subject us to securities litigation.

•        Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

•        The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

•        Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

•        As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

•        If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

•        If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

•        Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

•        We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

•        Our existing shareholders that are not included in this registration statement will be able to sell their Ordinary Shares after completion of this offering subject to restrictions under the Rule 144.

•        There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

•        Although we currently do not have equity incentive plan nor plan to grant any options under any equity incentive plan, any exercise of options granted, or issue of restricted shares, under an equity incentive plan in the future may result in dilution to our shareholders.

•        You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

•        We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Recent regulatory development in the PRC

We are a holding company incorporated in the BVI with all of the operations conducted by our Operating Subsidiaries in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe that the PRC laws and regulations on cybersecurity, M&A and the oversight and control over overseas securities offerings do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Cybersecurity review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business and this offering in the future.

Our Operating Subsidiaries may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business, operations or this offering, given that (i) our Operating Subsidiaries are incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiaries will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries were incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we do not believe we are covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

M&A Rules — CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this prospectus, we have no operations in Mainland China. Our Operating Subsidiaries are located, and operate, in Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this prospectus. Hence, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permission required from Hong Kong and PRC authorities

As of the date of this prospectus, apart from business registration certificates, neither our holding company nor our Operating Subsidiaries are required to obtain any permission or approval from Hong Kong authorities to operate our business. We are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) Techlution and NSL were established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recent developments related to the Public Company Accounting Oversight Board (“PCAOB”)

Our Ordinary Shares may be prohibited from being trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in United States and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards on a regular basis, with the last inspection in 2020. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect and investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Marcum Asia CPAs LLP, is headquartered in New York and did not appear as part of the report and was not listed under its appendix A or appendix B.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in PRC and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, such lack of inspection could cause our securities to be delisted from Nasdaq.

For more detailed information, see “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.”

Implications of being an emerging growth company

As a company with less than US$1.235 billion in gross revenue during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, of 2012, as amended, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements;

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes) not previously approved;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We will remain an emerging growth company until the earliest of (a) the last day of the financial year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our financial year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates is at least US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of being a foreign private issuer

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

•        Exemption from the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act.

•        Exemption from the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

•        Exemption from the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. As a foreign private issuer, we are not generally required to provide quarterly financial information to the shareholders. However, once listed on Nasdaq, we will be required to file an interim balance sheet and income statement as of the end of our second quarter. These interim financial statements are not required to reconcile to US GAAP, but they must be provided no later than 6 months following the end of our second quarter. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. Furthermore, we can follow our home-country governance practices as long as the differences between those and US practices are disclosed to our investors. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Implications of being a controlled company

Upon completion of this offering, Ms. Ma Xiaoqiu, will beneficially own [•]% (assuming no exercise of the over-allotment option) of the aggregate voting power of our outstanding Ordinary Shares through Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, the companies wholly owned by Ms. Ma Xiaoqiu. As a result, Ms. Ma Xiaoqiu will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

For a detailed description of the risks of being a controlled company, see “Risk Factors — Risks related to our corporate structure — Following this offering, Ms. Ma Xiaoqiu, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares through Wittelsbach Group Holdings Limited and Hanoverian International Group Limited. As a result, Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Corporate information

Our principal executive office is located at Unit B, 12/F, 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong. Our registered office in the BVI is located at the office of CCS Trustees Limited, Mandar House, 3/F, Johnson’s Ghut, Tortola, British Virgin Islands.

Our agent for service of process in the United States is Cogency Global Inc. Our website is located at https://techlution.io/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Impact of COVID-19

The COVID-19 pandemic has spread throughout the world and has resulted in the implementation of tough governmental measures, including lockdowns, closures, quarantines, and travel bans or restrictions, temporary closure of businesses, intended to control the spread of the virus by different countries. More broadly, the prevalence of COVID-19 and its variants has adversely impacted economic activities and conditions worldwide which led to a significant volatility and disruption to financial markets.

This prevalence of COVID-19 has caused companies like us to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on the work and continued services of our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and the disease could be passed to other employees, potentially resulting in severe disruption to our business. To improve productivity and communication, we have introduced a video conferencing system to our workspace where employees are required to be online during office hours. Our senior management may invite employees into a virtual meeting room for discussions and follow up on the employees’ work progress, while our employees may schedule a meeting with senior management to seek advice. With this method, we can ensure that our employees are fully engaged during office hours, and our senior management can delegate and manage business operations efficiently and remotely.

The pandemic has also prevented our customers from performing user acceptance test and providing feedbacks on the IT solutions developed by us at their workplace, which impeded the completion of our projects. Since the final invoice for the last 20% of our service fee will only be issued upon the acceptance of user acceptance tests, our customer’s inability to perform such test may delay the completion of projects, hence adversely affecting our business operations and cash flow. To mitigate these circumstances, we decided to take on more projects. While our projects are most labor intensive at the beginning, the amount of labor required for our IT solutions are relatively small once a project has reached its final stages where we could issue the user acceptance test to our customer. Since we receive half of our service fee upon commencement of our projects, we believe that pulling our resources to focus on newly commenced projects may serve as a temporary measure to secure the said portion of fees and maintain a stable cash flow. Although some of our customers could not accept the user acceptance test during the pandemic, it was a temporary issue due to the lockdown measures imposed by the Hong Kong government. Since the Hong Kong government has lifted the mask mandate arrangement and all social distancing measures with effective from March 1, 2023, we believe that the business operations of our customers would return to normal.

Our results of operations have been severely affected by the COVID-19 outbreak. Travel restrictions in Hong Kong caused cancellations and prevented management from attending business promotions, exhibition activities, and meeting existing and prospective customers. It limited our opportunities to promote our business and affected our plans in expanding our customer base, which may have delayed our growth plans. Meanwhile, our business was adversely affected as new or existing customers may not be able to travel to Hong Kong. Notwithstanding the above, following Mainland China’s modification of its zero-COVID policy commencing in the fourth quarter of 2022 and the relaxation or abolition of certain governmental measures, most corporations in Mainland China and Hong Kong have started to resume their normal operation. More importantly, the China-Hong Kong border has fully reopened in February 2023. With relaxed COVID-19 related measures, we believe that our potential customers will resume their normal business and may opt to explore IT related services to optimize their business performances.

Nevertheless, the extent to which the COVID-19 pandemic impacts our results of operations in 2023 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable.

The Offering

Securities being offered:	[ ] Ordinary Shares.
Securities being offered by the Selling Shareholders:	[ ] Ordinary Shares
Initial public offering price:	We estimate the initial public offering price will be between US$[ ] and US$[ ] per Ordinary Share.
Number of Ordinary Shares outstanding after capitalization but before this offering:	[ ] Ordinary Shares.
Number of Ordinary Shares outstanding after this offering:	[ ] Ordinary Shares, assuming no exercise of the over-allotment option. [ ] Ordinary Shares, assuming full exercise of the over-allotment option.
Over-allotment option:

We have granted the underwriter the right to purchase up to 15% additional Ordinary Shares from us at the public offering price less the underwriting discount within 45 days from the date of this prospectus to cover over-allotments.

Use of proceeds:

Based upon the assumed initial public offering price of US$[            ] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$[            ] if the underwriters do not exercise their over-allotment option, and US$[            ] if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

•   Approximately [70]% for increasing operating scale and expanding business in overseas markets including Southeast Asia countries by merger and acquisition and recruiting a new team;

•   Approximately [20]% for enhancing research efforts on the AI-OCR technologies; and

•   The balance, approximately [10]%, to fund working capital and for other general corporate purposes.

As of the date of this prospectus, we have not identified any target companies, and therefore no definitive sale and purchase agreement has been entered into, for potential merger and acquisition.

We will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholders.

For more information on the use of proceeds, see “Use of Proceeds” on page 73.

Lock-up:

We, our directors and executive officers, and holders of 5% or more of the Company’s Ordinary Shares on a fully diluted basis, except for the Selling Shareholders with respect to their Ordinary Shares sold in this offering only, immediately prior to the consummation of this Offering have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of 180 days from the date of this prospectus, without the prior written consent of the representative.

See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing:

We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq. We do not intend to apply to list the representative’s warrants on any security exchange.

Proposed Nasdaq symbol:	“ATGL”.
Risk factors:

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 21.

Transfer Agent:	Transhare Corporation

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option and is based on [            ] Ordinary Shares outstanding upon capitalization.

Summary combined financial data

The following selected combined statements of income for the two years ended September 30, 2021 and 2022 and selected combined balance sheets data as of September 30, 2021 and 2022 have been derived from our combined financial statements included elsewhere in this prospectus.

Our combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements included elsewhere in this prospectus.

Combined statements of income data

	Years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Revenues	4,055,406	4,421,208	563,226
Cost of revenue	(2,598,293)	(3,419,035)	(435,557)
Gross profit	1,457,113	1,002,173	127,669
Operating expenses:
Selling, general and administrative expenses	(2,382,351)	(3,716,233)	(473,418)
Total operating expenses	(2,382,351)	(3,716,233)	(473,418)
Loss from operations	(925,238)	(2,714,060)	(345,749)
Other (loss)/income
Other income, net	16,500	210,450	26,810
Interest expense	(47,743)	(86,621)	(11,035)
Total other (loss)/income	(31,243)	123,829	15,775
Loss before tax expense	(956,481)	(2,590,231)	(329,974)
Income tax expenses	(24,554)	(73,323)	(9,341)
Net loss	(981,035)	(2,663,554)	(339,315)
Total comprehensive loss	(981,035)	(2,663,554)	(339,315)

Combined balance sheets data

	As of September 30,
	2021	2022	2022
	HK$	HK$	US$
Current assets	4,033,213	6,107,874	778,093
Non-current assets	711,620	448,847	57,179
Total assets	4,744,833	6,556,721	835,272
Current liabilities	3,782,658	9,050,884	1,153,009
Non-current liabilities	2,522,210	1,729,426	220,315
Total liabilities	6,304,868	10,780,310	1,373,324
Total shareholders’ deficit	(1,560,035)	(4,223,589)	(538,052)

RISK FACTORS

Investing in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below, together with all other information in this prospectus, before deciding to invest in our Ordinary Shares. Additional risks and uncertainties that we are unaware of or that we currently believe are immaterial may also become important factors that adversely affect our business. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks related to our business and industry

We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

We have a limited operating history for an investor to evaluate our business performance, operating results and prospects. Our Operating Subsidiaries, Techlution and NSL, began operations in 2017 and 2019, respectively. While the Company has recently acquired Techlution and NSL in October 2022, Mr. Leung Tsz Him, the director and founder of Techlution, has remained with the Group and is currently serving as the CEO of the Company and director of the Operating Subsidiaries. He is responsible for overseeing our business operations. Our limited historical financial data may not serve as an adequate basis for accurate prediction of our ability to operate in a rapidly evolving market and achieve our expansion plans. We plan to apply approximately [70]% of the net proceeds from this offering for increasing operating scale and expanding business in overseas markets including Southeast Asia countries by merger and acquisition and recruiting a new team. As of the date of this prospectus, we have not identified any target companies, and therefore no definitive sale and purchase agreement has been entered into, for potential merger and acquisition. Our limited operating history may make it difficult for you to evaluate the risks and uncertainties associated with our operations. As a company with a limited operating history, our ability to forecast our future results or operations is limited and is subject to a number of risks and uncertainties, including our ability to plan for our future growth. You should consider our prospects and future profitability in light of the risks, uncertainties, and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to develop and maintain our range of services for our customers and business partners and to compete with our competitors.

Our revenue increased by HK$365,802 (approximately US$46,600) or 9.02%, from HK$4,055,406 for the year ended September 30, 2021 to HK$4,421,208 (approximately US$563,226) for the year ended September 30, 2022. However, our historical results of operations and financial performance may not be indicative of our future performance. We cannot assure you that we can maintain the same revenue growth rate in the future, and neither can we guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

Owing to our limited operating history, our business model has not been fully proven. If our assumptions about the risks and uncertainties that underlie our business planning are incorrect or changed as a result of market fluctuations, our operation and financial results could differ materially from our expectations and our business performance could be affected. We cannot assure you that we have fully addressed the risks and uncertainties that we may face in the future, and if we fail to do so, our business, financial condition, and results of operations could be adversely affected.

If our IT solutions contain serious errors, defects, security vulnerabilities or bugs, our business, financial condition and results of operations could be adversely affected.

Our reputation and capability to attract and retain customers, to a large extent, depend on the reliability of our IT solutions and applications. Our customers have high expectations towards the quality and performance of our solutions in relation to the content, features, services, sensibility, etc., thereof. Though we constantly perform tests on our IT solutions, we may not be able to completely eliminate the possibility of errors, defects, security vulnerabilities, or bugs resulting from internal and/or third-party mistakes that are difficult to detect and correct, such as connectivity failure, natural disasters, and cyber-attacks that are beyond our control. Our IT solutions may not be perfectly and adequately designed and we may not be able to eliminate the risk of poor performance. There may be defects in the functionality of our IT solutions and applications, and any errors, failure or bugs may result in:

•        early termination of our contracts with customers;

•        loss of recurring customers;

•        negative influence on our reputation;

•        weakening of our competitive position;

•        claims by customers for their sustained losses;

•        impairment of our ability to attract new customers; and

•        increased operation costs such as research and development expenses.

If our Operating Subsidiaries’ customers are unable to execute user acceptance test or are unsatisfactory of the results therein, our business, financial condition and results of operations could be adversely affected.

Once our Operating Subsidiaries’ customers have accepted the results of the user acceptance tests, their service is deemed to be completed and the invoice for final payment is then issued to their customers. During the execution of the user acceptance test, Operating Subsidiaries’ customers will test our project deliverables to determine whether the project deliverables can handle the required tasks and execute functions in accordance with the specifications. Our Operating Subsidiaries normally run our project deliverables through user acceptance tests or a software auditing program before presenting the same to their customers. Nonetheless, there is no assurance that all the bugs, errors or flaws in our Operating Subsidiaries’ solutions, if any, have been detected and corrected. Should our Operating Subsidiaries’ customers find their solutions unsatisfactory, our Operating Subsidiaries may have to amend their project deliverables and the user acceptance test may need to be performed multiple times until the project deliverables are acceptable to our customers. For the years ended September 30, 2021 and 2022, our Operating Subsidiaries have recorded an average number of 4.6 and 2.4 user acceptance tests performed per project, respectively. The total number of user acceptance tests performed was 32 and 29 and the total number of failed user acceptance tests performed for the same period was 25 and 17, respectively, during the same periods. Out of the total number of user acceptance tests performed by customers, the failure rate of passing the user acceptance test at the first attempt was 78% and 59% for the years ended September 30, 2021 and 2022, respectively. Although some of the project deliverables may not have passed the user acceptance test at the first instance, all of which have subsequently passed the test at various attempts with a 100% success rate. If our Operating Subsidiaries are unable to resolve all problems that arise from the project deliverables or if our customers are unable to execute a user acceptance test due to customers’ internal difficulties, the occurrence of natural disasters and other catastrophic or force majeure events, such as health epidemics, cyberattack, power loss, telecommunications failure, political unrest, terrorist attacks, war, riots, and other geo-political unrest, the completion of our Operating Subsidiaries’ project may be postponed indefinitely. Our Operating Subsidiaries may, as a result, not be able to receive the final payment and their project efforts may be in vain. Any interruptions, delays, or failures resulting from our Operating Subsidiaries’ inadequacies, unperceived events or actions beyond their control could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have incurred net losses and net liabilities in the past and may not be able to achieve or maintain profitability and net assets in the future.

We had net losses of HK$981,035 and HK$2,663,554 (approximately US$339,315) for the years ended September 30, 2021 and 2022, respectively. Our net loss for the year ended September 30, 2021 was primarily due to that (i) the increase in our staff costs and director’s remuneration of our Operating Subsidiaries, management fee and consultancy fee; and (ii) no revenue recognition for some of our projects as a result of the status of receiving the confirmation and acceptance of use acceptance during the year ended September 30, 2022. For the years ended September 30, 2021 and 2022, our total staff costs (including those recognized in cost of revenue and operating expenses) and director’s remuneration of our Operating Subsidiaries accounted for 46.51% and 33.96% of our total cost of revenue and operating costs for the same year, respectively. For the two years ended September 30, 2021 and 2022, our management fee and consultancy fee accounted for 39.57% and 47.74% of our total cost of revenue and operating expenses for the same year, respectively. The increase in consultancy fee for the year ended September 30, 2022 was mainly due to the increase in consultancy fee charged by our suppliers for cloud architecture services resulting from the increase in demand for the development of our customized projects. We expect that our selling, general and administrative expenses will continue to increase as we have hired additional local employees, and will continue to increase due to our increasing expenses in the development and expansion of our services, which may be more costly than we expect. Our revenue may not increase sufficiently to offset these expenses and may not generate optimal short-term financial results. As such, we may incur further operating losses in the short term and we cannot assure you that we will eventually achieve the intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

Net liabilities (or shareholder’s deficit) position can expose us to the risk of shortfalls in liquidity. Despite having incurred net liabilities as of September 30, 2021 and 2022, after capital injection, we recorded a turnaround from the shareholder deficit position as of September 30, 2022 to a net asset position as of the date of this prospectus. The increase in shareholder’s deficit from HK$1,560,035 as of September 30, 2021 to HK$4,223,589 (approximately US$538,052) as of September 30, 2022 was primarily attributable to the increase in deferred revenue since our certain projects were not completed and the revenue of these projects was not recognized, resulting in the increase in the liabilities and net losses. This, in turn, would require us to undertake additional equity financing, which could dilute your equity interests, or require us to seek debt financing, which may not be available on terms favorable or commercially reasonable to us or at all. Any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our prospects.

We are subject to customer credit risk in collecting accounts receivables.

We generate net accounts receivable from our IT solution services. We generally issue an invoice to our customers of our IT solution services after achieving a milestone specified under our mandate or completing the transaction. As of September 30, 2021, and 2022, our net accounts receivable balance was HK$387,000 and HK$4,500 (approximately US$573), respectively. For the years ended September 30, 2021 and 2022, bad debt provision was nil and HK$313,362 (approximately US$39,920), respectively. The bad debt provision for the year ended September 30, 2022, arose from a 2022 Major Customer (as defined below). As the credit risk for this specific customer increased, we considered that such receivables will not be settled and made the bad debt provision accordingly. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting the accounts receivable due from customers. Our liquidity and profitability will be adversely affected if significant amounts due from us are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any major customers could also materially and adversely affect our business, financial condition and results of operations.

We may not enter into services agreements with customers, and we are thereby vulnerable to risks, in relation to potential contractual disputes which may have a material adverse effect on our business, financial condition and results of operation.

At times, our customers may require services that can be completed in a short timeframe or charged on a monthly basis. Such services generally generate a relatively low service income and involve minimal labor forces and costs of service. Due to the time and cost involved in preparing and negotiating services agreements for these types of services, we may not always enter into written services agreements with customers for the provision of these services.

We maintain communication records and invoices as contractual evidence. Nevertheless, the absence of written services agreements may lead to disputes over agreed terms such as scope of work, completion time, payment terms, etc. If a conflict arises, we may encounter difficulties in enforcing oral agreements entered into between us and our customers. Any dispute or commencement of legal proceedings over the agreed terms would divert our resources and efforts from our business operations, which may adversely affect our financial condition and results of operations. We cannot assure you that we will be able to collect the entirety of the payment from the customer even if we succeeded in such claims or reached any settlements.

If we fail to obtain the capital necessary to fund our operations and to grow our business, our business performance, financial condition and our ability to continue as a going concern will be adversely affected.

We had a net loss of HK$981,035 and HK$2,663,554 (approximately US$339,315) for the years ended September 30, 2021 and 2022, respectively, and had an accumulated deficit of HK$1,580,035 and HK$4,243,589 (approximately US$540,598) as of September 30, 2021 and 2022, respectively. We may continue to incur losses for the foreseeable future. Our ability to continue as a going concern is dependent on our obtaining adequate capital to fund our planned operations until we become profitable.

Our cash as of September 30, 2022 were HK$2,801,810 (approximately US$356,928). On January 26, 2023, our shareholders conducted a capital injection on a pro-rata basis in the aggregate amount of HK$10,000,000 (approximately US$1,273,918) to fund our working capitals. The entire subscription amount was duly received by our Company on January 26, 2023. Based on our current plans, we believe our cash and capital injunctions from our shareholders will be sufficient to fund our operating expenses and capital requirements at least for the next twelve months. However, the actual amount of funds that we will need and the timing of any future capital injunctions will be determined by many factors, some of which are beyond our control.

We may need to raise additional funds in the future to support our business expansion and continued development and research. We may need to sell equity or debt securities to raise additional funds, which, however, may be difficult for us. The sale of additional securities will also likely dilute our existing shareholders. Additional financing may not be available in amounts or on terms satisfactory to us or at all. We may be unable to raise additional funds due to various factors, including our financial condition and the general condition of the financial markets. If we fail to raise additional funds, our expansion plans may be ceased or delayed whereby our business may not grow at the rate we expect and as a result, investors’ perceptions of our business and our prospects may be adversely affected.

We cannot assure you that we will achieve or maintain profitability.

We had a net loss of HK$981,035 and HK$2,663,554 (approximately US$339,315) for the years ended September 30, 2021 and 2022, respectively, and had an accumulated deficit of HK$1,580,035 and HK$4,243,589 (approximately US$540,598) for the years ended September 30, 2021 and 2022, respectively. We will need to raise additional working capital to continue our normal and planned operations. We will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures will make it necessary for us to continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about our ability to continue as a going concern and we cannot assure you that we will achieve sustainable operating profits as we continue to expand our business, and otherwise implement our growth initiatives.

The financial statements included with the registration statement of which this prospectus is a part have been prepared on a going concern basis. We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and pay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern. We plan to continue to provide for our capital needs through sales of our securities and/or related party advances. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving IT solutions market and OCR service market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

The growth of our business is mainly dependent on our ability to adjust, enhance and integrate our IT solutions with a variety of software platforms, hardware, network, data room, cloud and other technologies. We need to continuously modify and enhance our services to adapt to changes and innovation in these technologies. Inability to modify our solutions or services to adapt to changes will hinder our ability to deliver services to our customers.

As a cloud-based IT solution service provider, we expand our business by expanding the features and capabilities of our IT solutions that leverage cutting-edge technologies, such as artificial intelligence (“AI”), big data and cloud with a view to help our customers achieve digitalization of their operations. We also face the challenge of the rapidly evolving technologies, changing industry standards, continued launch of new services by other market players and increasingly diversified customer needs and preferences.

However, the process of research and development is complex and may require significant time and spending. We are unable to provide an accurate projection on the financial impact that new technologies may bring. If we invest in research and development that does not achieve significant commercial success, we may not be able to recover both our initial development cost and opportunity cost (i.e. reallocation of human and financial resources which could have brought other sources of income and opportunities). The failure to efficiently develop cloud-based solutions that are satisfactory to customers’ needs may result in financial loss and may further lead to a loss of potential and existing customers.

Our financial performance may deteriorate for reasons, some of which are beyond our control, such as increase in market players, reduction in market size, shift in customer preference and change in government policy or local economic condition etc. Certain sectors of our business, i.e. provision of NFT-related services, are relatively new and may not grow as quickly in the foreseeable future.

We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•        expand our customer base, attract new customers and retain existing customers;

•        achieve widespread acceptance and use of our IT solutions to address evolving needs of our customers;

•        provide effective and timely customer support;

•        adapt and respond to rapidly evolving technologies, changing industry standard and new services launched by other market players;

•        enhance our technology infrastructure and maintain the security and reliability of our IT solutions and ensure privacy of the data we obtained through and utilized across our IT solutions;

•        price our IT solutions effectively;

•        comply with existing and new applicable laws and regulations and respond to changes in the regulatory regime and environment;

•        maintain and enhance our relationship with major stakeholders such as our cloud-service providers and other suppliers;

•        improve our operational efficiency;

•        capitalize growth opportunities;

•        attract, retain and motivate talented employees to support our business growth;

•        expand our business to other overseas markets, such as the Southeast Asian market;

•        timely respond to damage to third-party cloud infrastructure, related equipment and surrounding properties caused by earthquakes, hurricanes, tornadoes, floods, fires and other natural disasters, explosions and acts of terrorism; and

•        compete with other market players and new market entrants, some of which may have substantially greater resources than us.

If we are unable to effectively address these risks, our prospects, business, financial condition and results of operations could be materially and adversely affected.

Our provision of NFT-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affect our prospects or operations in this respect.

We started providing NFT-related services to our customers since 2022. As of the date of this prospectus we have not provided any other NFT-related ancillary services aside from creating NFT artwork, NFT marketplace and NFT games for our customers. Additionally, we do not own nor have we traded any NFT deliverables of our projects, developed or owned any blockchain technologies or have any plans on providing other NFT-related ancillary services in the future. Notwithstanding the foregoing, the changes in regulatory environment in this respect will affect our business and may limit the scope of work that we are allowed to perform for our customers. We may also be forced to alter our operation which may require a significant amount of time and cost for research and development.

The Financial Services and the Treasury Bureau of the Hong Kong government recently published the Policy Statement on Development of Virtual Assets in Hong Kong, which set out its policy stance and approach towards developing a vibrant sector and ecosystem for virtual assets (“VA”) in Hong Kong. Regarding regulations, a new licensing regime for virtual asset service providers has come into effect on March 1, 2023 under amendments to the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”). The legislative amendments aimed at implementing the Financial Action Task Force requirements whereby virtual asset service providers are subject to the same anti-money laundering and counter-terrorist financing obligations as financial institutions and are subject to the same statutory licensing or registration regime. Moreover, the Hong Kong government and the regulators are exploring a number of pilot projects to test the technological benefits brought by VA and their further applications in the financial markets. These projects include NFT issuance for Hong Kong Fintech Week 2022, Green bond tokenization, and e-HKD. Notwithstanding the recent implementation of a licensing regime for VA service providers, there is no indication whether or not NFT-related service providers are governed by such licensing regime. The relevant law and regulations related to VA service providers are evolving, and their interpretation and implementation involve significant uncertainties. To the extent any relevant laws and regulations in relation to NFT become applicable to our Operating Subsidiaries in Hong Kong, we may be subject to the risks and uncertainties with respect to the enforcement of laws. According to the F&S Report, though proponents of NFTs claim that NFTs provide a public certificate of authenticity or proof of ownership, the legal rights conveyed by an NFT can be uncertain. The ownership of an NFT has no inherent legal meaning, and does not necessarily grant copyright, intellectual property rights, or other legal rights over its associated digital file. An NFT does not restrict the sharing or copying of its associated digital file and does not prevent the creation of NFTs that reference identical files.

Given the highly evolving industry that we are in, if these legal and regulatory policies are brought to effect, these laws, rules and regulations are still subject to constant variations and may be modified and applied within a short period of time. If we fail to comply with these laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which would adversely affect our business. We may face adverse impacts to our ability to continue operating our business and to pursue our future strategies, which would have a material adverse effect on our business, prospects or operations.

Our NFT-related business may subject us to applicable securities laws as the NFT market may evolve and our NFT-related business may expand in the future.

We acknowledge the potential risks associated with operating an NFT marketplace, including the risk of engaging in or facilitating transactions in unregistered securities. However, as of the date of this prospectus, we and our Operating Subsidiaries do not own any NFTs or operate any NFT marketplaces and do not plan to do so in the foreseeable future. Therefore, at this time, we have not deemed it necessary to develop policies and procedures to mitigate the risks associated with engaging in or facilitating transactions in unregistered securities.

However, we recognize that situations may change as the NFT market evolves, and our business may expand in the future. To ensure compliance with applicable securities laws and regulations, we will closely monitor the regulatory landscape and commit to timely establish policies and procedures to mitigate any risks associated with operating an NFT marketplace or offering NFTs when needed. In the event that any NFT or other digital asset our Operating Subsidiaries offer or sell in the future may be deemed a security, we will implement measures to register or seek exemption for it in compliance with applicable securities laws. We will also ensure that appropriate disclosures are made to investors so that they can make informed investment decisions, and we will take steps to ensure that such disclosures are complete and not materially misleading.

Failure to attract new customers and/or retain existing customers would adversely affect our business, financial condition and results of operations.

We do not sign long-term agreements with our customers and we are often not our customer’s exclusive cloud-based IT solution service providers. Our customers generally engage us for one-off set up of their desired projects or, depending on the nature of the projects, engage us for provision of maintenance services on a yearly basis. We believe that our ability to attract new customers or retain our existing customers on terms favorable to us is crucial for us to increase our revenue. As a strategy to reach out to more customers, we rely on our business relationships with and recommendations from our existing customers to which some of them are market leaders in their industries. However, we cannot assure you that our existing customers would recommend our services to their peers who may be their competitors. If this strategy turns out to be less effective than we expect, we may not be able to maintain our existing level of revenue or profitability. On the other hand, if our competitors introduce lower-cost and/or differentiated solutions or services that are perceived to compete favorably with ours, our ability to attract new customers and renew or upsell existing customers based on pricing, technology and functionality could be impaired. As a result, we may be unable to renew our agreements with existing customers, attract new customers or develop new business from existing customers, in particular, if we lose any of our key customers or if our customers reduce their purchase of our solutions, our business, financial condition, and results of operations would be adversely affected.

In addition, certain factors beyond our control may also adversely affect our ability to retain customers. For instance, any group restructuring or changes in economic conditions of our customers and/or factors affecting our customers’ industries such as market conditions, development in regulatory requirements and release of new government policies whereby our customers may as a result cancel or reduce their subscription for our IT solutions or services. As a result, our business, financial condition, and results of operations would be adversely affected.

The market in which we participate is highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

The market for cloud-based IT solution service providers in Hong Kong is rapidly evolving and competitive. We face competition in various aspects of our business, including, among others, the comprehensiveness and adaptability of our IT solutions, ability to continuously innovate services and solutions, and expertise in developing industry specific solutions. In addition to other cloud-based customer IT solution service providers, we also compete with large technology companies that offer on-premise data system. Some of our competitors can devote significantly more resources than us in relation to the development, promotion and sales of their services and many have the ability to initiate or withstand substantial price competition. Some of our competitors may have longer operating history, established strong brand recognition, more established relationship with technology partners and customers, robust technological capabilities and significant financial resources which enable them to offer comparable technology solutions or own similar business scale to us at a lower price. Current or potential competitors of similar size of us may also be acquired by international or large-scale technology companies with significantly greater resources and therefore gain competitive advantages. In order to attract more customers, new entrants into the industry may offer competitive pricing that we cannot keep up with. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their service offerings or resources and ability to compete. With the introduction of new technologies and entry of new market participants, we expect competition to continue to intensify in the future. There is no guarantee that we will be able to sustain our competitive advantage or to effectively implement our business strategies. If our competitors are successful in bringing their solutions or services to the market earlier than us, or if their solutions or services are less expensive or more technologically capable than ours coupled with pricing pressure and increased competition, our business, operation and financial performance could be adversely affected.

Furthermore, since there are essentially no geographical limits for technology related services, our potential customers are not limited to the option of engaging local companies like us. We therefore face competition from both global and local market players.

Intensifying competition may also result in certain developments in our industry, such as downward competitive pressure on the service fees we charge, expansion by existing competitors, adoption by our competitors of innovative technology solutions or comparatively effective branding efforts, any of which may have a material adverse impact on our financial condition, results of operations and growth prospects. Increased investments made and lower prices or innovative services offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may place a greater pressure on us to maintain our market share and negatively impact the revenues growth and profitability of our business.

As we intend to expand our operation to overseas markets, we may face competition from a larger number of prestigious companies with greater brand recognition, better developed systems, wider market acceptance and larger existing customer base.

If we are not able to compete effectively, the number of our customers may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation.

We are exposed to risks related to concentration of earnings, and it may have a material adverse effect on our financial condition and results of operations.

We currently derive a substantial portion of our total revenue from contracts secured with a few customers. For the year ended September 30, 2021, three customers accounted for 26.94%, 23.79% and 21.04% of the Company’s total revenue, respectively. For the year ended September 30, 2022, three customers accounted for 33.17%, 30.72%, 25.02% of the Company’s total revenue, respectively. We cannot guarantee that the volume of revenue we earn from our major customers will remain consistent in the future. Any substantial change in our business relationships with these customers, whether due to actions by our competitors, regulatory authorities, industry factors or otherwise, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are exposed to risks related to concentration of suppliers, and it may have a material adverse effect on our business and results of operations.

We engage suppliers including cloud architects and service providers to provide the necessary support to our business operations. For the year ended September 30, 2021, two suppliers accounted for 38.50% and 17.09% of our total purchases, respectively. For the year ended September 30, 2022, three suppliers accounted for 25.48%, 24.54% and 11.70% of our total purchases, respectively. We are thereby exposed to risks related to the concentration of suppliers.

Due to the concentration of suppliers, any interruption of the operations of our suppliers, any failure of our suppliers to accommodate our growing business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect our results of operations. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or on a timely basis.

For the years ended September 30, 2021 and 2022, Simplus IO Limited was our largest supplier, accounting for HK$1,000,392 and HK$839,000 (approximately US$106,882), representing 38.50% and 25.48% of our total purchases, respectively. For the year ended September 30, 2022, ProAlgories Limited was one of our major suppliers, accounting for HK$400,000 (approximately US$50,957), representing 11.70% of our total purchases, respectively. See “Related Parties Transactions” for more information.

We rely on external service providers for certain technical services, and any shortage of, or delay in, the supply of such services may significantly impact our business and results of operations.

We engaged external service providers to carry out certain works which require specific technical skills and knowledge (such as user interface design, marketing, programming, source control management, software auditing and cryptography) to save cost, expand our service scope and increase our work capacity, two of which were also our related parties. For the years ended September 30, 2021 and 2022, we paid an aggregate of approximately HK$1,037,372 and HK$1,477,728 (approximately US$188,250) to our service providers, respectively, representing approximately 39.93% and 43.22% of our total cost of revenue, respectively, for the years ended September 30, 2021 and 2022. According to the F&S Report, the timeframe for projects within the IT solution service industry may vary extensively depending on the size and scope of the project, and customers commonly request ad-hoc tasks; thus, it can be difficult for IT solution service providers to predict the demand of our services accurately. An IT solution project often involves a wide range of features and functions requiring different skill sets, and IT solution service providers often outsource part or all of their work to service providers to fill their skills gap.

In addition, services carried out by our service providers may not be delivered to our customers or to us on time or within budget, resulting in the late delivery of project deliverables to our customers and increased costs. Any failure or delay in completing a project caused by these external service providers could result in, among other things, increased costs and expenses, delay or reduction in payment from our customers to us, and/or potential contractual liabilities. Furthermore, our results of operations may suffer due to cost overruns to the extent that we cannot pass on the additional costs to our customers. In either case, our business, financial position and results of operations would be materially and adversely affected.

On the other hand, suitable service providers may not be readily available at reasonable costs when we require their services whereby our ability to provide satisfactory services could be adversely affected. Moreover, if a service provider fails to provide satisfactory services as required under a contract, we may need to source an alternative service provider to provide the relevant services at a higher replacement cost than anticipated. These scenarios may have material adverse impacts on our reputation, profitability and results of operations.

For the years ended September 30, 2022 and up to the date of this prospectus, we had not experienced any material difficulties with our service providers.

Our business relies on the cloud infrastructure operated by a third-party international cloud operator and other service providers for our business operations, and any disruption of or interference with our use of such services would adversely affect our business, results of operations and financial condition.

Techlution relies on an international third-party cloud service provider (the “Cloud Service Provider”) to host its solutions. The Cloud Service Provider is a subsidiary of an American multinational technology company focusing on e-commerce, cloud computing, online advertising, digital streaming, and artificial intelligence. The Cloud Service

Provider’s services are delivered to customers via a network of its server farms located throughout the world. Techlution has entered into a customer agreement with the Cloud Service Provider to subscribe for its cloud services where Techlution is provided with a third-party platform which protects it from potential security breaches and cybersecurity incidents. See “Business — Cloud Service Provider” on page 110.

We are, therefore, vulnerable to problems experienced by these providers. We may experience malfunctions, interruptions, delays or outages with respect to our third-party cloud infrastructure in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions and capacity constraints. Such issues could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of services provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of our IT solutions and our customers’ satisfaction with our solutions and could harm our business and reputation. In addition, hosting costs will increase as our customer base grows, which could harm our business if we are unable to grow our revenue sufficiently to offset such increase. Any failure to maintain our relationships or renew our contracts with these cloud service providers and external service providers on commercially favorable terms, could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, we have no control over these external service providers, which increases our vulnerability to problems with the services they provide. In particular, as our Cloud Service Provider is a large-scale internationally renowned corporation, it possesses significant bargaining power and may change its service terms or other policies or change its interpretation of such terms and policies at its discretion, which may adversely affect our operations. Our service providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship with them. Although we expect that we could obtain similar services from other third-party service providers, if our arrangements with our current providers were terminated, we could incur additional expenses in arranging for alternative cloud infrastructure services. As a result, our business, operations and financial performance would be adversely affected.

We also conduct business with a third-party cloud architect to verify that the security aspects of our AI-OCR software meet industry standards. Any interruption with this cloud architect could interfere with our operating activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to our business. If our arrangements with this third-party cloud architect is terminated, we may not be able to find an alternative service provider to certify our AI-OCR software on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to system and data security risks, and our existing security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, results of operations, financial condition and prospects.

As a cloud-based IT solution service provider in Hong Kong, we are expected to be the target of cyberattacks, distributed denial of service attacks, hacking and phishing attacks, security breaches, computer malware, and other malicious internet-based activities, our business is therefore subject to these risks. While we have adopted and implemented security protocol, network protection mechanisms, applicable recovery system or other defense procedures, we cannot assure you that these measures are, or will be, adequate to prevent any of such attacks and protect us from any network or service interruptions, system failures or data losses. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access to our systems because such techniques may change frequently and are generally not detected until an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our solutions that we may become aware of in the future. Attacks or security breaches could delay or interrupt our services provided to our customers and their end-customers, damage our reputation and brand, expose us to risks of potential litigation and liabilities, and require us to expend significant capital and other resources to alleviate problems caused by such attacks or security breaches.

In addition, our customers store and transmit substantial amount of data and information, including confidential information relating to them, on cloud computing platforms when using our IT solutions. We cannot assure you that third parties will not succeed in their attempts to obtain unauthorized access to such confidential information relating to our customers and/or their end-customers. If any security incident, human error or other malfeasance occurs in the future causing unauthorized disclosure of such confidential information, we may be subject to litigation, indemnification obligations, and other potential liabilities, as well as negative publicity, which could materially adversely affect our business, reputation, financial condition, results of operations, and prospects.

Furthermore, any security incident, if happens to us, or to others, such as our customers, may lead to public disclosures and widespread negative publicity for us or our customers who may lose confidence in the security of our cloud-based solutions. Concerns regarding privacy, data protection, and information security may cause some of our customers to stop using our solutions and decline to renew their subscriptions, and make it harder for us to attract new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Development and incorporation of our AI technologies to our IT solutions for improving the automation and precision of our AI-OCR services may not be successful.

We plan to continue to expand and enhance our AI technologies, particularly in our AI-OCR services. While we expect our AI technologies will improve the automation of and the precision of our AI-OCR software, our AI technologies may not achieve sufficient levels of accuracy as we expect. Furthermore, our competitors may incorporate more advanced AI features into their solutions more quickly or more successfully and their AI features may achieve higher market acceptance than ours, which may result in our failure to recoup our investments in developing AI-technology applications. Should any of these items or others occur, our ability to compete, and business, results of operation and financial performance may be materially and adversely affected.

Future investments or acquisitions may not be successful.

In addition to organic growth, we may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and integrations of new assets and businesses into our own would require significant capital and our management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect.

Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

The timing of project completion may fluctuate and may be difficult to predict. The length of our sales cycle, from project design to completion is generally four to six months but can vary substantially from customer to customer. In certain cases, our work can extend over a year and exceed our initial prediction. Owing to the customized services that we provide to our customers, we often require a longer discussion process with our customers and frequent adjustments to our services if we are unable to meet our customer’s requests. Customers, larger organizations in particular, often undertake long evaluation process due to their organizational structure and approval requirements, which can lengthen the duration of our projects and delay completion. Customers may also demand additional features or adjustments to our work. As a result, we may be unable to accurately predict duration of our projects and be unable to efficiently allocate human resources for our coexisting projects, which may adversely affect our efficiency and require us to hire more employees than needed. If expectations for our project cycle are not accurate, it may lead to increased time and expense and could adversely affect our operating results.

Our financial performance may vary from period to period due to seasonality.

We experience seasonal fluctuations in demand for our services. We generally experience lower demands for our services in July to September and generally experience higher demands for our services in April to June. As a result, our results during April to June for each financial year may not be indicative of those for the whole financial year. Seasonality in our business may cause period-to-period fluctuations in certain of our operating results and financial metrics and thus limit our ability to predict our future results. Prospective investors should be aware of such seasonal fluctuations when making any comparisons of our financial performance.

Our growth is reliant on our sales and marketing strategies. Failure on effective marketing may harm our ability to increase our customer base and spending on ineffective marketing may adversely affect our financial results.

Our ability to expand our customer base and gain wider market exposure partially depend on the effectiveness of our marketing efforts. We market our solutions mainly through our in-house direct sales team. We have conducted various branding and marketing activities but these activities may not be successful or yield increased revenue. We plan to deploy additional resources to strengthen our sales team and organize more marketing activities such as hosting seminars and conferences among students in tertiary institutions, industry players and potential customers, which will require us to make substantial expenditures but may not yield increased revenue. To the extent that these marketing activities lead to increased revenue, the additional revenue generated could nevertheless be insufficient to offset the increased expenses we incur. If we fail to maintain and enhance our market share, our pricing power may decline as compared to that of our competitors and we may lose existing or prospective customers, which could materially and adversely affect our business, results of operations and financial condition There is also no assurance that any increase in our marketing expenditures will lead to our anticipated results, which, if unsuccessful, may even result in financial loss and our business may be significantly harmed.

If we are unable to develop, maintain, and enhance our brand and reputation in a cost-effective manner, our growth strategies may be hindered and our business may be adversely affected.

Our brand and reputation are, among others, two of the decisive factors in attracting new customers who determine whether to engage us for our services. We believe that our brand name and reputation are important corporate assets that differentiate our services from those of our competitors. As such, we have strategically offered services at a lower than market price for reputable and large-scale customers at the early stages of our business, with the aims to build our profile and to enhance reputation. However, our brand and reputation may be harmed and will be susceptible to factors, including but not limited to:

•        issues that arise with our services;

•        unsatisfied services provided to customers;

•        statements made by former and existing customers, competitors, service providers and others;

•        regulatory enquiries or enforcement actions taken against us or our employees;

•        negative publicity relating to our services and our personnel; and

•        involvement in disputes and legal proceedings.

We cannot assure that such negative events will not happen in the future. If these events happen and we fail to recover from destruction to our brand and reputation successfully, we may experience a significant decline in demand for our services, decrease in investor confidence, reduction of the value of our brand and ultimately result in a material adverse effect to our business and prospects.

If we are unable to effectively recruit, retain and train qualified software developers, our growth strategies may be hindered and our business may be adversely affected.

Our growth strategy is, in part, reliant on our ability to attract and retain highly qualified software developers including software engineers, programmers and coders. We face intense competition with both information technology related and non-related large enterprises in recruiting front-end developers, back-end developers, application developers, and project managers. We compete with many other companies for employees with expertise in designing, developing and managing software, applications and Web 3.0 related matters. Certain skillsets are relatively new in Hong Kong and hence there may be a limited availability of suitable and qualified candidates for the implementation of our growth strategy. Some of our competitors in Hong Kong may have greater resources and may be able to offer better remuneration package to software developers than us. Our ability to recruit talented personnel and retain existing employees may be affected if our compensation package and employee benefits are perceived as unattractive.

If we are unable to retain skilled employees and attract new personnel suitable for our business, we may not be able to accomplish our business objectives. We may have to increase in training expenses and may have to divert extra time and resources for training led by higher-level employees. We cannot assure you that we will be able to retain, recruit and train competent professionals. Our quality of work may be affected and it may jeopardize our ability to meet our customers’ expectations. We may also experience constraints that will hinder our ability to adopt our growth strategies. Failure in maintaining a skillful and talented team of capable individuals could have a material adverse effect on our business, results of operations and financial condition.

Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT business is subject to unknown risks that may materially adversely affect our development.

Exploring new technologies and offering related services to customers is one of our strategies to keep our service competitive for growth of our business. However, these newly developed ideas such as crypto assets, blockchain technologies, NFTs and Metaverse are still in the process of development.

The Operating Subsidiaries provide NFT-related services that involve creating NFT artwork, NFT marketplace and NFT games of which we do not have ownership. The public in Hong Kong is generally more skeptical towards new technologies and projects, such as NFT and Web 3.0-related products. Unlike many other traditional business sectors, NFT is a relatively new concept and market demand may be affected by the rapidly changing popular culture and market trends. Without a sufficient historical foundation and a solid customer base, NFT-related businesses may be prone to failure if market trend changes and their popularity decreases. Individuals interested in these newly developed ideas may refrain from creating or investing in related products due to unknown risks, such as the illiquidity of secondary markets, fraud, security, pricing, etc. On the other hand, businesses or activities involving Web 3.0 and NFT-related activities may be volatile to future regulations that may significantly affect the dynamics and operation of the business. Many interested enterprises delay expansion plans into Web 3.0 and NFT-related business due to the insufficient interest, limited public trading, and the uncertainty of the regulatory environment, which may adversely affect our growth strategies, business development, operating results, and financial condition. Hence, all these uncertainties related to Web 3.0 and NFT-related business could delay the introduction of our solutions, increase our research and development expenses and reduce demand for our solutions, which would materially and adversely affect our business, financial condition and results of operations.

Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

Occurrence of natural disasters and other catastrophic or force majeure events, such as health epidemics, cyberattack, power loss, telecommunications failure, political unrest, terrorist attacks, war, riots, and other geo-political unrest could lead to damage and disruption to our operation and may affect our business or the economy as a whole. In the event of natural disaster or catastrophic events, we may experience corruption or loss of data, dissipation of trade secrets, system malfunction, and interruption of our service. We may not be able to operate our business and may endure system interruptions, delay in research and development, halt in system maintenance, breach of data security, reputation harm, degradation of infrastructure and suspension of service. We are highly susceptible to factors that specifically affect Hong Kong, and we may have to temporarily suspend our services under any event that results in disruption to our critical business functions in Hong Kong. Any such events affecting our ability to conduct normal business operations could materially impact our business, financial condition and operating results.

We rely on our CEO and our key management and professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

We have an experienced and capable management team, including Mr. Leung Tsz Him, our founder and CEO, who is responsible for managing our daily operations and customer relations, implementing our business strategies, pricing, overseeing financial performance and supervising employees. They are the key for our internal and external management. If we lose any members of our management team, we may face difficulties in executing our current plans and strategies, our business could be harmed and our growth prospects may be inhibited. negotiating, planning, pricing, new product development and product execution

On the other hand, execution of customer’s requests and operation of our business is dependent on our highly skilled personnel, which consist of high-level developers who are able to perform advanced technical services. Because we operate in a relatively new industry that requires highly skilled technical personnel, our future success is vastly dependent on the talents, their experiences, and contributions they may provide. If we lose our high-level developers including software engineers, programmers and coders, we may not be able to efficiently direct our front-end, back-end and application developers, which will limit our ability to accurately execute our customers’ instructions. We may also experience difficulties in hiring and retaining such personnel with desired qualifications with a competitive salary. These factors could disrupt our operations and have a material adverse effect on our business.

We may be affected by the currency peg system in Hong Kong.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Should we receive profits from business overseas and/or proceeds from this offering, fluctuations in currency exchange rate could have a material adverse effect on our results of operations.

A substantial amount of our income and expenditures are denominated in Hong Kong dollars, yet our reporting currency remains as U.S. dollars. Fluctuations in the exchange rate between U.S. dollars and Hong Kong dollars will affect our relative purchasing power. To the extent that we need to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, appreciation of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the Hong Kong dollar amount we would receive.

Moreover, as we expand our business to overseas markets, we may be subject to further foreign exchange risks. Fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments our Company make in the future. If we face significant volatility in these foreign exchange rates and cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

Cybersecurity incidents, security breaches, human error and misconduct, and failure to protect confidential information may harm our reputation and affect our business.

The information technology industry is prone to cybersecurity concerns. The software and application systems that we create based on our customer’s demand involve collection, processing, storage, and transmission of a large amount of data daily. Although we have secured subscription on a third-party platform that will be able to protect us against potential security breach and cybersecurity incidents, we may not be able to prevent all potential issues and may not be able to detect all attack attempts to our systems. We may be vulnerable to hackers, viruses, software bugs, technical defects and system malfunction. We may also be vulnerable to the misuse, misappropriation or error of customer information by our employees and suppliers. Since we do not control the processing of data of our third-party service providers, we may also be subject to the risk and incidents affecting these providers.

Failure to protect confidential information due to the abovementioned reasons may result in the follow consequences:

•        misappropriation of users’ personal information;

•        destruction and loss of our existing data;

•        modification of data;

•        diminished competitive position;

•        legal liability;

•        interruption to our business operations and services;

•        replication of our technology and systems; and

•        damage to our reputation.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by our employees and others who have access to our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our information technology infrastructure and particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our information technology infrastructure or other property. Additionally, customers and our suppliers upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. If we are unable to prevent cybersecurity incidents, we may sustain legal and financial consequences that may significantly affect our business and may cause permanent impairment to our brand and reputation.

Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

Our proprietary technologies, software and applications are critical to our success. We rely on a combination of copyright, common law, statutory laws and regulations, and contractual arrangements to protect our intellectual property rights. We also enter into agreements with our employees and third-parties, including confidentiality agreements, non-compete agreements and non-disclosure agreements. These legal protection and agreements, however, may not effectively prevent disclosure of confidential intellectual property and we cannot assure that our efforts to protect our intellectual property rights will be adequate. Intellectual property protection may not be sufficient in the regions we operate and we cannot guarantee that we have entered into necessary agreements with all parties that have access to our proprietary information. Breach of such agreements may also result in lengthy and costly litigation with inadequate remedies available.

We may not be able to obtain all necessary patent and trademark applications from all of the jurisdictions that we operate our business in. Failure to do so may subject us to litigation and there is no guarantee that we will prevail. Our intellectual property may be challenged by other parties. We cannot assure that we will be able to succeed in any such litigation and we may be forced to discard our proprietary information and technology that we have dedicated time and effort into. Any failure to adequately protect our intellectual property may lead to disclosure of our trade secrets, claim of ownership of our proprietary information by third parties and costly litigation. It could harm our competitive position and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

We depend, to a large extent, on our ability to effectively develop and maintain intellectual property rights relating to our business. However, we cannot assure that we will not be subject to claims and litigation in relation to any alleged infringement of trademarks, copyrights, patents or other intellectual property rights held by third parties, including our competitors. As we grow our business, expand our expertise and face increasing competition, we may be subject to an increased risks of intellectual property right claims and other assertions. If any claims are brought against us, we may be forced to defend our rights. Defending against intellectual property claims is costly and can impose a significant burden on our management and resources. Furthermore, there is no guarantee that the outcomes in all cases are favorable to us. Such intellectual property claims may also cause reputational harm and may dissuade potential customers from subscribing our services. If we were unsuccessful in these claims and were found to be in violation of any intellectual property rights, we may be subject to considerable licensing fees and damages, prohibited to continue using such intellectual property, and may be forced to redevelop substitutions which could require significant effort and expense. Any claims, regardless of its merits, would be time consuming and costly, and would materially adversely affect our business, financial condition and results of operations.

We currently do not have any registered trademarks in relation to our trading names, products and services and we therefore have to rely on common law trademark protection until we register our trademark.

We have not registered any trademark rights in relation to our trading names, products and services we are seeking to develop and we therefore have to rely on common law trademark protection until we register our trademark.

We could be forced by litigation, or threat of litigation, to abandon our trademarks in relation to trading names, products and services. In such event, we could incur substantial material expense, and could lose the value of marketing and promotional work performed up to that date. These losses would be in addition to the loss resulting from the payment of an award of damages to the party instituting or threatening litigation. Such additional expenses could have an adverse effect on the results of our operations, financial condition and results of operations.

If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.

We have three domain names, “techlutionservice.com”, “neuralsense.io” and “techlution.io” (collectively, the “Domain Names”), that we use in or are related to our business which is registered under the name of our CEO. See “Business — Intellectual Property — Domain name”. Since the Domain Names which we rely on providing our services are registered in the name of our CEO, we may be subject to difficulties such as being subject to legal proceedings in relation to the infringement of the Domain Names; preventing third parties from acquiring the Domain Names from our CEO; renewing domain name registration; and securing long term usage of the Domain Names. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Although we have entered into a license agreement with our CEO on February 24, 2023, which grants us a sole, exclusive irrevocable license to use the abovementioned Domain Names and a right of first refusal with respect to the acquisition of the Domain Names, if we lose the ability to use the Domain Names, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names in Hong Kong and have to use domain names that may decrease the value of our brand or our trademarks or service marks. Our success will depend in part on the ability of our licensor to obtain, maintain and enforce protection for their intellectual property, in particular, those domain names to which we have secured a sole, exclusive irrevocable license. On the other hand, protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, and could in turn adversely affect our business, financial condition, and results of operations.

We may not be adequately insured against losses and liabilities arising from our operations.

We recognize that our operation and business are susceptible to potential losses and our exposure to liability arising from claims of various nature are set out in the risk factors above. Our Company has purchased various insurance policies, including employees’ compensation insurance, office insurance and professional indemnity for projects which does not have limitation on damages or when the pre-determined amount of compensation exceeds our total consideration. Although we do not currently maintain a directors’ and officers’ insurance policy pursuant to which our directors and executive officers are insured against liability for actions taken in their capacities as directors and officers, we intend to purchase such insurance policy prior to the commencement of this offering. While we believe our level of coverage is in line with common industry practice and may sufficiently provide us with insurance coverage for foreseeable risks, the current coverage of our insurance policies may not be adequate to fully compensate for the losses suffered by us. Further, any compensation is contingent upon the assessment of the relevant insurance companies in accordance with the terms of the relevant insurance policies. There is no guarantee that we will be indemnified in part or in full in any given case. In the event that we suffer from any losses, damages or liabilities in the course of our business operations which our insurance does not cover, we may not have sufficient funds to cover such losses, damages or liabilities. The resulting payment to cover such losses, damages or liabilities may have a material adverse effect on our business, operating results and financial position.

Any unexpected and prolonged disruption to the access of our business premises may adversely affect our business.

As we have only one business premises in Hong Kong, if there is any unexpected and prolonged disruption of usage or access to our business premises, such as fire or power failure and we cannot timely relocate our business premises to another suitable location with well-equipped facilities, the normal operation of our Group and thus our business, results of operations and financial position will be adversely affected.

Risks Relating to Economic Conditions

A sustained outbreak of epidemics, such as the COVID-19 pandemic, and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial condition.

The outbreak and prevalence of pandemic such as COVID-19 would adversely impact economic activities and conditions worldwide and lead to significant volatility and disruption to financial markets. In particular, the COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. This prevalence of COVID-19 has caused companies like us to implement temporary adjustments to work schedules and travel plans, mandating employees to work remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may have adversely affected our service quality.

The surge in the number of COVID-19 cases in Hong Kong and Mainland China and the resultant lockdown has, to some extent, delayed corporations in Hong Kong to explore or execute their plans for engaging IT solution service providers and restricted our potential new customers from travelling to Hong Kong.

In a macroeconomic perspective, epidemics such as the COVID-19 pandemic may adversely impact economic activities worldwide and create significant volatility and disruption to financial markets. The weakened global and local economy resulting from the COVID-19 pandemic have negatively impacted our business partners and customers in making business decisions and may continue to affect us in the future.

A sustained outbreak of epidemics, such as the COVID-19 pandemic, may have an impact on the global economy and our business, which is beyond our control and may be difficult to predict. We may experience potential disruptions that include:

•        disruption to potential customer’s businesses, which may result in reduced demand for our services that are non-essential for normal business operation;

•        investors’ unwillingness to invest in relatively new industries and may prefer more stable and predictable businesses;

•        customers may be negatively impacted by the outbreak of epidemics and may not have sufficient funding for our services;

•        delay or cancellation of projects; and

•        customers’ inability to pay progress payments in full or on schedule.

Given the potential impacts an epidemic may bring to our business, such as a general slowdown in economic conditions globally and volatility in the capital markets, we cannot assure you that we can maintain the growth rate we have experienced or projected. Because of the uncertainty surrounding epidemics, the financial impact related to the outbreak of epidemics and the response to it cannot be reasonably estimated. The extent to which the COVID-19 pandemic or other epidemics in the future would impact our results of operations will depend on the future developments of the outbreak of such pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable.

The current trade tension between the U.S. and the PRC may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations.

The U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from PRC to penalize PRC for what it characterizes as unfair trade practices. PRC has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S. Certain tariffs have already been adopted by both sides, and the two countries often meet to negotiate arrangements that would include the decreasing or removal of tariffs, but we cannot assure you that the negotiations will be successful in reducing tariffs or that other tariffs will not be imposed, even if an agreement will be reached. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole.

Although we are currently not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in Mainland China, Hong Kong and other markets in which we operate, as well as the financial condition of our customers. With the potential decrease in the spending and investment power of our target customers, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

The prospects of economic recovery are dim due to the ongoing Russia-Ukraine war which potentially has a negative impact on our business, financial condition and results of operations.

The ongoing Russia-Ukraine war has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy through significant disruptions in trade and food and fuel price shocks, all of which are contributing to high inflation and subsequent tightening in global financing conditions. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Risks related to our corporate structure

We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity from our Hong Kong Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any of our Hong Kong Operating Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act, a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized loss) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid to us. The PRC laws and regulations do not currently have any material impact on transfers of cash from our Operating Subsidiaries to our holding company, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the CSRC, or other PRC governmental authorities in connection with this offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.

As we mainly conduct business in Hong Kong, our business and our financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in PRC generally.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity, or VIE, structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In addition to these statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers.

Based on our understanding of the current PRC laws, rules and regulations, the current PRC laws and regulations on cybersecurity, M&A and oversight and control over overseas securities offerings do not apply to us and our current operations (details of which are set out below) but it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries in Hong Kong. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The current PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our Operating Subsidiaries in Hong Kong, we may be subject to the risks and uncertainties associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in Mainland China as a result of any future acquisition, expansion or organic growth.

M&A Rules — CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

As of the date of this prospectus, our Operating Subsidiaries are incorporated in Hong Kong and operate therein without any subsidiary or VIE structure in Mainland China, and we do not maintain any office or personnel in Mainland China.

As of the date of this prospectus, we are not required to obtain the CSRC’s approval or filing is not required for our listing and trading of our securities on Nasdaq. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

On the other hand, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

If it is determined that any CSRC approval, filing or other governmental authorization is required for our previous and future offering, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, it could be rescinded. If we fail to acquire approval, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These sanctions may include fines and penalties on future operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from future offering into the PRC, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. And if our Operating Subsidiaries or the holding company were denied permission from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

As of the date of this prospectus, we have not received any inquiry or notice or any objection to this offering from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations Hong Kong. However, given the current regulatory environment in the PRC, there remain uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China. Hence, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

Notwithstanding the above, if in the future our corporate structure were to contain a VIE, the Mainland China regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or in extreme cases, become worthless.

New policies on different industries

The PRC government has also published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Cybersecurity review

The PRC government issued new rules that would require companies collecting or holding large amounts of data or critical data to undergo a cybersecurity review prior to listing in other nations, a move that would significantly tighten oversight over PRC-based companies.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform Operators shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business and this offering in the future.

Our Operating Subsidiaries may collect and store data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). With respect to PRC legal matters, we do not expect the Measures to have an impact on our business, operations or this offering, given that (i) our Operating Subsidiaries are incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). Our Operating Subsidiaries will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries were incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we do not believe we are covered by the permission requirements from CSRC or CAC.

Data Security Law

The Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

We are an “emerging growth company” and any decision to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. We have elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, may not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. Investors may find our securities less attractive because we rely on these provisions. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our securities.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that may require prospective or retroactive changes in our financial statements or identify other areas for further attention or improvement. In addition, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to restatements of our financial statements and require us to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

The Public Company Accounting Oversight Board (“PCAOB”) inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited combined financial statements.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. These PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published combined financial statements and cast doubt upon the accuracy of our published audited financial statements.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Prior to the completion of the offering, Alpha as a privately held company was not required to comply with certain corporate governance and financial reporting practices and policies required by a publicly traded company. Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the financial year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our financial year following the fifth anniversary of the completion of this offering.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Although we do not currently maintain a directors’ and officers’ insurance policy pursuant to which our directors and executive officers are insured against liability for actions taken in their capacities as directors and officers, we intend to purchase such insurance policy prior to the commencement of this offering. However, we also expect that operating as a public company will make it more difficult and more expensive for us to obtain directors’ and officers’ insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified persons to serve on our board of directors or as executive officers will be significantly curtailed. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Following this offering, Ms. Ma Xiaoqiu will continue to own more than a majority of the voting power of our outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited. As a result, Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Upon completion of this offering, Ms. Ma Xiaoqiu will beneficially own approximately [•]% of the aggregate voting power of our outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited. As a result, Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs will be governed by the provisions of our Memorandum and Articles of Association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our directors and executive officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under BVI law.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Companies Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Companies Act or the memorandum and articles of association of a BVI company. Shareholders are entitled to have the affairs of the BVI company conducted in accordance with the BVI Companies Act and its memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief.

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

A member of a company is entitled, on giving written notice to the company, to inspect:

a)      the memorandum and articles;

b)      the register of members;

c)      the register of directors; and

d)      the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above.

Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a BVI business company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate

Though our operations are based in Hong Kong, owing to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares.

We provide cloud-based IT solution services in Hong Kong, a special administrative region of the PRC by our Operating Subsidiaries in Hong Kong. Our Operating Subsidiaries do not have any operation in Mainland China or collect, store or process any personal data of any customer in Mainland China, and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, owing to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the Mainland China government would not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

If we or our Hong Kong Operating Subsidiaries were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we would face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulation, and as to whether and how the recent Mainland China government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Mainland China government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations and other government directives in the Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject our Company to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Further, it is uncertain when and whether we will be required to obtain any pre-approval from the PRC government to list on U.S. exchanges or to conduct our current business operation, and even when such pre-approval is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our Ordinary Shares, potentially rendering it worthless. As a result, both you and we will face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The legal and operational risks associated with Mainland China may also apply to operations in Hong Kong since our Operating Subsidiaries have substantial operations in Hong Kong, and the PRC government may exercise significant oversight over the conduct of business in Hong Kong. Due to the complex and evolving nature of PRC laws and regulations, we face risks and uncertainties in relation to the to the Information Technology (“IT”) Solutions Market in Hong Kong.

Cloud-based IT solutions involve the design, supply, operation, applicability of the recent PRC government statements and regulatory developments including but not limited to those relating to data and cybersecurity concerns.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of Mainland China but also to personal information processing activities outside the Mainland China for the purpose of offering products or services to domestic natural persons in the territory of Mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our Hong Kong Operating Subsidiaries provide services only in Hong Kong instead of in Mainland China, we take the view that we and our Operating Subsidiaries are not subject to the Personal Information Protection Law.

However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC laws and regulations in relation to cybersecurity and data privacy in the future. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If any of our Operating Subsidiaries in Hong Kong are deemed to be an “Operator”, or if the Measures become applicable to our Operating Subsidiaries in Hong Kong, they could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources; we cannot assure you that our Operating Subsidiaries in Hong Kong will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operation, hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, PRC assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the former president of the United States signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the United States and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC, including Hong Kong. For example, in Mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside Mainland China. Although the authorities in Mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the Mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, all of our Operating Subsidiaries’ operations are conducted outside the United States, and all of our assets are located outside the United States. Most of our directors and executive officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforceability of Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, to revoke the preferential trade status of Hong Kong pursuant to section 202 of the United States-Hong Kong

Policy Act of 1992, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of PRC to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

As one of the conditions for the handover of the sovereignty of Hong Kong to PRC, PRC accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the re-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are some political risks associated with conducting business in Hong Kong.

Our Operating Subsidiaries’ operations are principally based in Hong Kong. Accordingly, our Operating Subsidiaries’ business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we derive all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”, meaning that Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our Operating Subsidiaries’ operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that began in 2019 are ongoing and were triggered by the introduction of the Fugitive Offenders and Mutual Legal Assistance in Criminal Matters Legislation (Amendment) Bill 2019 by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including Mainland China. This led to concerns that the bill would subject

Hong Kong residents and visitors to the jurisdiction and legal system of Mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from PRC and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, PRC and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our Operating Subsidiaries’ business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Shares.

Alpha, our holding company, is incorporated in the BVI and our Operating Subsidiaries are incorporated in Hong Kong. Since all our operations are conducted in Hong Kong, we receive all of our net revenue in Hong Kong dollars. Under our current corporate structure, our holding company in the BVI relies on dividend payments, directly from our Operating Subsidiaries, to fund any cash and financing requirements we may have. There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong Operating Subsidiaries. However, the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC, hence, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong Operating Subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Our operations are mainly located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant extent by political, economic and social conditions in Hong Kong and Mainland China, generally and by continued economic growth in Hong Kong and Mainland China as a whole.

The Mainland China economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Mainland China economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us.

Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or PRC economy may affect potential customers’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to revoke the preferential trade status of Hong Kong, pursuant to section 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify differential treatment in relation to the PRC, as a response to the National People’s Congress of China imposing the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on Hong Kong, which came into effect on June 30, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to section 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports.

On the other hand, any sudden downturn in the global economic and political environments, which are beyond our control, may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish market activities, which would in turn lead to a reduction in fund raising and corporate activities. Such an unfavorable economic environment may deter fund raising exercises and other transactions by listed companies in Hong Kong and reduce the number of documents required to be published, which in turn will have adverse impact on our business and operating performance.

Risks related to our Ordinary Shares and this offering

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public Offering, there has been no public market for our Ordinary Shares. We expect to apply for our Ordinary Shares to be listed on the Nasdaq Capital Market. There is no guarantee that our application will be approved by the Nasdaq Capital Market. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. You may not be able to sell any Ordinary Shares that you purchase in the Offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

U.S. public companies that have substantially all of their operations in the PRC (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of this negative attention has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in PRC.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including PRC, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in PRC and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which was passed by the U.S. House of Representatives and signed into law on December 29, 2022, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. On January 10, 2022, the final rules adopted by the SEC relating to the HFCA Act became effective. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated the PRC and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in United States and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in 2020, and as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in PRC and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from PRC Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from Nasdaq.

The recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in Hong Kong and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market).

In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainties to investors, the market price of our ordinary share could be adversely affected, and our Ordinary Shares could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our Offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our operating subsidiary’s business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities may meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, and Nasdaq had concerns that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small. The insiders of our Company will still hold a large portion of the Company’s listed securities following the consummation of the Offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiation between us, the Underwriters and the Selling Shareholder and may vary from the market price of our Ordinary Shares following our initial public offering, which does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the price at which the Ordinary Shares are traded after this offering will not decline below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value (deficit) per share of our Ordinary Shares, assuming the over-allotment is not exercised. Consequently, when you purchase Ordinary Shares offered by us upon completion of the Offering, you will incur immediate dilution of US$[      ] per share, assuming an initial public offering price of US$[    ] per share, which is the lowest point of the price range as set forth on the cover page of this prospectus. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [13,250,000] Ordinary Shares is outstanding before the consummation of this offering and [            ] Ordinary Shares will be outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, Ms. Ma Xiaoqiu, beneficially owns a total of 7,373 Ordinary Shares, representing approximately more than 73.0% of our voting power total issued and outstanding share capital through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited. Ms. Ma Xiaoqiu has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholders, Ms. Ma Xiaoqiu may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company.

The market price for our Ordinary Shares may be volatile, which could result in substantial losses to you.

The market price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and PRC companies may also negatively affect the attitudes of investors towards Hong Kong and PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actual or anticipated fluctuations in our operating results;

•        changes in financial estimates by securities research analysts;

•        negative publicity, studies or reports;

•        our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

•        announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•        additions or departures of key personnel;

•        fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar;

•        litigation or regulatory proceedings involving us, our directors, officers or Controlling Shareholders;

•        realization of any of the other risk factors presented in this prospectus;

•        changes in investors’ perception of our company and the investment environment promptly;

•        market reaction to the COVID-19 pandemic and its variants;

•        economic, social and political conditions in Hong Kong and in the Mainland China;

•        the liquidity of the market for our Ordinary Shares;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

•        sales and perceived potential sales of additional Ordinary Shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [          ] Ordinary Shares outstanding immediately after this offering, or [          ] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full.

In connection with this offering, we, our directors, officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for 6 months after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. According to the BVI Business Companies Act, a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceed its liabilities and that such company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

By virtue of being a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers including:-

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose.

We will lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

We will seek to have our Ordinary Shares approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our Ordinary Shares;

•        reduced liquidity with respect to our Ordinary Shares;

•        a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements as of September 30, 2021 and 2022, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting

PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of formal risk assessment process and internal control framework over financial reporting.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

Our existing shareholders that are not included in this registration statement will be able to sell their Ordinary Shares after completion of this offering subject to restrictions under the Rule 144.

Our existing shareholders may be able to sell up to [            ] of their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-offering shares under Rule 144, they may be more willing to accept a lower sales price than the Offering price. This fact could impact the trading price of our Ordinary Shares following completion of the Offering, to the detriment of participants in this offering. Under rule 144, before our existing shareholders can sell their Ordinary Shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of such Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

Although we currently do not have equity incentive plan nor plan to grant any options under any equity incentive plan, any exercise of options granted, or issue of restricted shares, under an equity incentive plan in the future may result in dilution to our shareholders.

Prior to the closing of this offering, we may adopt an equity incentive plan. We do not plan to grant any options under the equity incentive plan prior to the completion of this offering. Following the issuance of new Ordinary Shares upon exercise of any options that may be granted under such equity incentive plan, there will be an increase in the number of issued Ordinary Shares. As such, there may be a dilution or reduction of shareholding of existing shareholders which will result in a dilution or reduction of our earnings per Ordinary Share and net asset value per Ordinary Share. In addition, the fair value of options to be granted to eligible participants under the equity incentive plan will be charged to our combined statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the Offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Ordinary Shares.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•        substantial payments to satisfy judgments, fines or penalties;

•        substantial outside counsel legal fees and costs;

•        additional compliance and licensure requirements;

•        loss of productivity and high demands on employee time;

•        criminal sanctions or consent decrees;

•        termination of certain employees, including members of our executive team;

•        changes to our business model and practices; and

•        damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors including those listed under “Risk Factors,” that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information .We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

•        our goals and growth strategies

•        our future business development, financial condition and results of operation;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our relationships with our investors and borrowers;

•        competition in our industry;

•        relevant government policies, laws and regulations relating to our industry;

•        continued market acceptance of our services and products;

•        protection of our intellectual property rights;

•        changes in the laws that affect our operations;

•        fluctuations in operating results;

•        inflation and fluctuations in foreign currency exchange rates;

•        dependence on our senior management and key employees;

•        our ability to continue to develop new technologies and/or upgrade our existing technologies;

•        our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•        capabilities of our business operations;

•        changes in general economic, business and industry conditions;

•        future developments of the COVID-19 pandemic; and

•        other risks and uncertainties indicated in this prospectus, including those set forth under the section entitled “Risk Factors”.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we make reference to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

All information and data presented in this section are derived from the F&S Report commissioned by us in December 2022 unless otherwise stated. F&S has advised us that all statistical and graphical information in this section are derived from its databases and other sources. In addition, the following discussion contains projections for future growth, including, but not limited to, compound annual growth rate projections. Any projections of future growth used or calculated within this section may or may not occur; if occurred, any projections of future growth may or may not occur at the projected rates.

We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect.

Information Technology (“IT”) Solutions Market in Hong Kong

Cloud-based IT solutions involve the design, supply, operation, maintenance and integration of IT systems into business operations. In the context of retail and commerce business in Hong Kong, cloud-based IT solutions could be primarily categorized into three segments (i) system development services, (ii) web and mobile application development services and (iii) OCR services. There are currently principally five common IT systems developed for businesses, namely e-commerce platform, point of sales (“POS”) system, customer relationship management (“CRM”) system, enterprise resources planning (“ERP”) system and customized payment system.

The cloud-based solution is a subset of IT solutions, also known as cloud computing or cloud services, that deliver IT resources on demand over the Internet. Cloud service providers such as Amazon Web Services, Microsoft Azure, and Google Cloud Platform can provide their subscribers with everything from applications to data centers on a pay-for-use basis. With cloud solutions, IT resources can scale up or down quickly to meet business demands. Cloud solutions enable rapid access to flexible and low-cost IT resources without large upfront investments in hardware or time-consuming installation and maintenance. Businesses can provide exactly the type and size of computing resources they need to power a new initiative or operate their IT departments more efficiently.

Businesses of various sizes use cloud solutions to reduce hardware, software and IT maintenance costs. As cloud solutions evolve beyond Infrastructure as a Service (IaaS), Platform as a Service (PaaS), Database as a Service (DBaaS) and Container as a Service (CaaS), enterprises are relying on the cloud for software-defined technology. Data center resources — including compute, storage and network resources — can be virtualized and centrally managed as software-defined pools. Cloud providers now offer pre-built cloud solutions with the agility to deploy abstracted, software-defined resources to workloads as needed.

According to the F&S Report, the market size of IT solutions grew steadily from HK$77,577.7 million (approximately US$9,882.8 million) in 2017 to HK$82,021.7 million (approximately US$10,448.9 million) in 2021, representing a CAGR of approximately 1.4%. Due to slight decline in 2019 due to the social unrest in Hong Kong and the drop in 2020 as a result of COVID-19, IT solutions, including IT infrastructure and system, managed services, maintenance and consultancy services, have witnessed an overall slowdown from HK$84,842.0 million (approximately US$10,808.2 million) in 2019 to HK$75,946.1 million (approximately US$ 9,674.9 million) in 2020. Supported by the strong demand for digitalization and technological advancement, IT solutions are forecasted to rise at CAGR of approximately 4.2% from 2022 to 2026, reaching HK$100,465.1 million (approximately US$12,798.4 million) in 2026.

The cloud-based IT solutions market in Hong Kong was valued at HK$ 59,465.7 million (approximately US$7,575.4 million) in 2021 and is expected to expand at a CAGR of 5.2% from 2022 to 2026. The introduction of emerging technologies such as artificial intelligence (“AI”) and machine learning enables cloud growth by empowering companies to tap into AI capabilities. Cloud computing offers more efficient and faster ways to adapt and run business operations according to changing market environments. It streamlines the consumerization of technology.

The market size of CRM system in Hong Kong recorded an increase from HK$1,133.7 million (approximately US$144.4 million) in 2017 to HK$1,523.5 million (approximately US$194.1 million) in 2021, at a CAGR of 7.7%. The growth is attributed to technological advancement and increasing number of enterprises using CRM system as a centralized and organized hub that enables consistent communication both with customers and within the organization Supported by the continuous technological innovations and the increasing adoption rate, the CRM market size in Hong Kong is expected to grow from HK$1,630.1 million (approximately US$207.7 million) in 2022 to HK$2,152.7 million (approximately US$274.2 million) in 2026, at a CAGR of 7.2%.

The market size of ERP system in Hong Kong recorded an increase from HK$1,417.1 million (approximately US$180.5 million) in 2017 to HK$1,707.1 million (approximately US$217.5 million) in 2021, at a CAGR of 4.8%, primarily driven by rising application of ERP software in banking, retail, government utility, and healthcare sectors. The rising number of sizeable data and increasing benefits provided by cloud technology in terms of data and remote accessibility, low maintenance, security, and efficiency are creating traction in the market. The ERP market size in Hong Kong is expected to grow from HK$1,801.0 million (approximately US$229.4 million) in 2022 to HK$2,222.7 million (approximately US$283.2 million) in 2026, at a CAGR of 5.4%.

Driven by the increasing investment in web services and mobile applications, the market size of web & mobile application development services increased from HK$ 22,273.3 million (approximately US$2,837.4 million) in 2017 to HK$24,606.5 million (approximately US$ 3,134.7 million) in 2021, at a CAGR of 2.5%. On the back of the continued development of internet services, the market size of web & mobile application development services is expected to rise at a CAGR of 4.7% from 2022 to 2026.

Drivers of IT Solutions Market in Hong Kong

Stable Economy and Digital Transformation:    Technological advancement and its application in the society requires long-term investment in human resources, capital and infrastructural perspectives. The stable economic conditions have created a favorable environment for the growth of the IT industry, and the societal acceptance of and demand for novel technology has led to growing incentives for the private segment to speed up its research and development progress, and has ultimately contributed to the continuous digitalization throughout society in recent years. In particular, the internet usage rate for businesses of all sizes has increased from 79.9% in 2015 to 95.7% in 2021, while mobile subscriber penetration rate has attained 315.4% in 2022. As Hong Kong’s internet and smartphone users will be easily exposed to online marketing materials, it is expected to act as a driving force to the demand from merchants for services including the web and mobile application development of various online platforms such as e-commerce platform, POS, ERP and CRM platform in attaining greater customer base, elevate operational efficiency and reduce cost of operation.

Merchants dedicating growing budgets to IT modernization:    Businesses appear to be more dedication and interest in building and upgrading their IT systems as there seems to be a general increase in the amount of investment put towards engaging IT solution service providers. In order to cater to customer needs and internal operation requirements, merchants cooperate with IT solution service providers to evaluate user experience and user interface design of their online platforms such as mobile apps and websites to optimize customers’ ROI, such as increasing purchase conversion rates. Supported by a CRM system, businesses can make more informed decisions on which customers to pursue added revenue, how sales teams are performing, and how to service customers efficiently and appropriately. ERP system, on the other hand, allows businesses to make faster, data-backed decisions that can impact profitability and sustainability. The continued economic growth locally would increase the budget of enterprises on digital marketing, which in turn drives the demand for IT solutions in Hong Kong.

Robust development of e-commerce:    On account of the acceleration of speed of internet and the development in information infrastructure, consumers are becoming digital savvy and rely on personal electronic devices to shop and leverage digital wallets to settle payments. The outbreak of COVID-19 in particular has entailed a number of merchants and service providers to shift their brick-and-mortar business model to online platform in reaching a diverse range of customers. These retailers are aiming to adopt omni-channel business models to encourage sales by creating a seamless and simple buying experience for consumers. Further, backend customer management and enterprise resources management system serve as the backbone to businesses for merchants who are shifting their presence online. The evolving consumer behavior contribute to retailers growing their online presence and subsequently the demand for IT solutions in Hong Kong.

The growing popularity of IT solution outsourcing:    The timeframe for projects within the IT solution service industry may vary extensively depending on the size and scope of the project, and customers commonly request ad-hoc tasks; thus, it can be difficult for IT solution service providers to accurately predict the demand of their services. Each IT solution project often involves a wide range of features and functions which require a large amount of human resources and the skill set of experienced specialists, and IT solution service providers often outsource part or all of their work to service providers to fill their skills gap. To enhance operational efficiency, expand the scope of business and dedicate more time to the core business activities, companies tend to delegate services that require specific technical skills and knowledge, such as user interface design, marketing, programming, source control management, software auditing and cryptography to service providers. These dedicated developers ensure quick and quality project delivery, leverage the latest information system technology to reduce development costs, and ensure a seamless user experience. As a result, outsourcing IT solutions services has become an industrial norm and it would in turn create more business opportunities for industry players.

Trends of IT Solutions Market in Hong Kong

Advancement of technologies and analytic tools:    Advanced information technology is elevating convenience and diversity of service provision by IT solutions providers. For example, the adoption of data analytical tools and tools and techniques such as data mining, Internet of Things (“IoT”), cloud computing, AI algorithms, etc. are employed to collect, store and analyze data and form big data that are better utilized in CRM platform. Such application of big data allows marketers to better understand consumer behaviors and promote the marketing campaign that can cater to the need of consumers. Leading merchants are able to leverage artificial intelligence and machine learning to track customers’ information, such as their demographics, locations, purchasing patterns, and preferences, analyze the information collected, and recommend related advertising content to the end customers of merchants. With the aid of cloud-based computing, POS and ERP are more efficient when information can be stored, retrieved and engaged more effectively than traditional methods. With these advanced tools, IT solution providers and merchants can collaborate to formulate both external sales and touchpoints and internal operational strategies more optimally.

Changing preferences of downstream consumers:    The general public is increasingly accustomed to a digitalized way of engagement. For instance, user experience and user interface design in recent years have been developing towards ideas such as micro-interactions, 3D graphics and even the incorporation of augmented reality content into the webpage or mobile application. Also, customers are in favor of various remote reservation POS systems for restaurants and carparks. The IT solutions providers who are able to keep pace with the market trends would tap in to growth.

Government effort in promoting digital economy and society:    The Hong Kong government published the Smart City Blueprint for Hong Kong in December 2017 to accelerate the technology integration into the local economy and aims to make Hong Kong a technology-driven city. For instance, most transactions and interactions between citizens and the government can be conducted online, and integrated apps that reduce the time taken to fulfill inter-agency requests have been growing in number. In particular, the Government Cloud Infrastructure Services is the new generation of government cloud services, launched in September 2020 to replace the Government Cloud, the Central Computer Centre Virtualized Infrastructure and the e-Government Infrastructure Services. Leveraging on modern cloud technologies, GCIS provides a secure, reliable and scalable IT infrastructure equipped with agile application development tools to facilitate bureaux and departments in agile development and delivery of digital government services. Four key types of services, namely IaaS, PaaS and SaaS offerings, are provided. On the other hand, the government has promulgated the Innovation and Technology Fund, to encourage corporates to upgrade their technological level and introduce innovative ideas to their businesses and eventually target to increase the added value, productivity and competitiveness of various downstream merchants. In this connection, the demand to delegate third party IT solutions providers might continue to grow.

The integration of artificial intelligence, such as deep learning and multi-level analysis, enables the companies to efficiently process documents, texts, and other data in a way more human-like. These advanced technologies also help to address inaccuracies that occur in OCR, thereby providing streamlined fault management. The market size of OCR in Hong Kong increased from HK$43.9 million (approximately US$5.6 million) in 2017 to HK$71.3 million (approximately US$9.1 million) in 2021, at a CAGR of 12.9%. With the increasing adoption of OCR across diversified verticals and the integration of advanced capabilities, the market size of OCR in Hong Kong is expected to reach HK$146.1 million (approximately US$8.6 million) in 2026, representing a CAGR of 15.4% from 2022 to 2026.

Drivers of OCR Services Market in Hong Kong

Digital Transformation of Business:    Digitalization in business organizations has increased the operational efficiency of the processes by simplification and automation of workflow. As companies witness technological advancements and increasingly embrace digital transformation, data is becoming a critical element for growth. In turn, data collection and extraction become the top priority of companies. Companies have started to use tools, such OCR, to convert their physical data into digital form where the data could be processed by computers and various devices with computing capacity, and this data is easy to share, access, and store. The digital transformation of business would translate into the growth opportunities for OCR services.

Demand from the Banking, Financial Services and Insurance Industry:    The OCR technology also finds increasing application in Banking, Financial Services and Insurance (“BFSI”) industry for creating digital copies of checks, invoices, and other documents. Banks enhance security by utilizing OCR software in conjunction with facial recognition software to validate the identity of users as ATMs require the users to input their photo ID, which the program scans for the person’s name and face. In addition, OCR software reviews the paper applications and other papers that the customer may use to demonstrate responsibility or creditworthiness. Leveraging the OCR technology, some banks are establishing an AI-powered intelligent document processing platform to handle a large amount of unstructured and structured data. Banks or financial institutions would easily search, analyze, extract, and manage data sets efficiently. With the continuous innovation of AI and machine learning technologies, the demand from BFSI industry would contribute to the growth of OCR services in Hong Kong.

Technological Innovation and Diversified Application of OCR Technology:    AI is transforming the capabilities of OCR tools. An area of computer vision, OCR processes images of text and converts that text into machine-readable forms. Combined with AI and machine learning techniques, OCR technology is able to use machines to more accurately convert text and check for errors that may occur during the conversion. AI can better interpret handwriting as well, opening up opportunities for digitizing a wider range of documents. It also offers other benefits such as improved customer service and increased documents security that may drive demand across various industries. AI-OCR technology is also able to conduct a “know-your-client” process to obtain client information and verify the client’s identity, recognizing business registration certificates, identification documents of the directors and company registry forms etc. Other applications of OCR technology include sorting out letters at post offices and documents in law firms and courts, preserving historical and cultural texts, personal identification, and processing invoices, orders, and other documents.

Emerging Use of AI-OCR in Automated Carparks:    Using image processing methods as a replacement of sensor-based technology, automated car parking system is being built to allow users to pre-book the available parking slots at the convenience of their homes. AI-OCR technology is used to detect the available slots in the parking area. These vacant slots are then allocated to the users based on priority basis via Short Message Service with the help of a global system for mobile communication module. Finally, the authentication of valid user is ensured by means of Radio Frequency Identification technology. In addition, it supports offline monthly carpark receipt recognition, car license recognition and address proof recognition. The use of AI-OCR technology is an emerging trend in car park management automation industry.

Competitive Landscape of IT Solutions in Hong Kong

The IT solutions market in Hong Kong is considered highly competitive and fragmented with over 1,000 establishments of various scales in 2021. The Group recorded revenue of approximately HK$4,055,406 in Hong Kong in 2021, representing a 0.01% share of the IT solutions industry and 0.01% of the cloud-based IT solutions industry in Hong Kong. The Group’s main competitors in IT solutions market in Hong Kong are Innopage Limited and UDomain Web Hosting Company Limited.

Existing institutions in traditional industries are proactively pursuing the application of information and technology to enhance efficiency of their service delivery and bring benefits to consumers and enterprises. The development of the IT solutions would further increase the number of market participants in the near future.

The OCR services industry in Hong Kong is at the early stage and is getting increasingly competitive with less than 100 market participants in 2021. The development of OCR services in Hong Kong is underpinned by the technological innovation, such as artificial intelligence, and diversifying applications that further increase the penetration rate of OCR technology and the number of market participants.

In an AI-OCR-capable car park, AI-OCR technology is used to detect the available slots in the parking area. These vacant slots are then allocated to the users on a priority basis via Short Message Service with the help of a global system for mobile communication modules. Finally, the authentication of a valid user is ensured by means of Radio Frequency Identification technology. In addition, it supports offline monthly carpark receipt recognition, car license recognition and address proof recognition. The use of AI-OCR technology further automates car park management.

Some OCR services providers enter strategic partnerships with the leading printing services who have established customer base in banking, financial services and insurance industry to offer OCR-capable managed print services. In 2021, the Group is the OCR services provider in car park management in Hong Kong, serving more than 50% of the OCR-capable car parks in Hong Kong.

The OCR services industry in Hong Kong is relatively fragmented with top three market participants accounting for approximately 20.1% of market shares in terms of revenue. The Group recorded a revenue of HK$0.5 million (approximately US$ 0.1 million), accounting for a market share of 0.7% in Hong Kong in 2021. The Group is the only AI-OCR service provider in Hong Kong, with the focus on business-to-business sector.

NFT-Related Services Market in Hong Kong

A non-fungible token (“NFT”) is a unique digital identifier that cannot be copied, substituted, or subdivided, that is recorded in a blockchain, and that is used to certify authenticity and ownership. The ownership of an NFT is recorded in the blockchain and can be transferred by the owner, allowing NFTs to be sold and traded. NFTs can be created by anybody, and require few or no coding skills to create. NFTs typically contain references to digital files such as photos, videos, and audio. Because NFTs are uniquely identifiable assets, they differ from cryptocurrencies, which are fungible. NFT-related services mainly include: (1) the creation of customized NFT artworks, including design of NFT artworks and all coding related works. The services providers take lead in the creative process and perform all coding related works including the development of smart contract and minting site. The service providers would generally outsource the NFT design works but perform all coding related works by themselves which are the brains of NFT artwork products; (2) advice on the selection of trading platform and assistance in the sales of NFTs at desired destinations. Three types of services are provided to customers, including uploading on global and local marketplace, developing a new local marketplace and creating and hosting a minting site, which refers to converting digital files into crypto collections or digital assets stored on the blockchain; and (3) services to create a complete Game-Fi ecosystem, which include Tokenomics, play-to-earn monetization planning, NFTs and metaverse development.

Total Sales Value of NFT Art and Collectibles Worldwide

The growing demand for digital art across the globe serves as the major driving force for the NFT market. Consumers utilize cryptocurrencies to buy digital assets and the money raised by NFT firms also contributes to market growth. As the auction houses and art dealers strengthened their digital departments, online sales of art and antiques skyrocketed and continued to rise with the boom of crypto art and NFT. The total sales value of NFT art and collectibles worldwide increased from US$4.6 million in 2019 to US$11,164.1 million in 2021.

Following on the decrease in digital asset price in 2022, the total sales value of NFT art and collectibles worldwide recorded a drop in 2022. Driven by the flourishing NFTs ecosystem and revolution of the gaming industry, the total sales value of NFT art and collectibles worldwide is expected to grow at a CAGR of 23.5% from 2022 to 2026.

Drivers of NFT-Related Services Market

Flourishing NFT Ecosystem:    The flourishing NFT ecosystem is the driving force for the digital asset market and NFT-related services. As the NFT ecosystem continues to evolve and thrive, many projects, namely CryptoPunks and CryptoKitties, have been successfully using blockchain technology and have a significant base of creative human capital, collectors, and a loyal audience. In particular, the NFT marketplace OpenSea has registered a US$14 billion in trading volume throughout 2021, higher than its trading volume of US$21.7 million in 2020. Going forward, the ecosystem of NFT is expected to become one of the key components of digital asset market and even financial market.

Revolution of the Gaming Industry:    One of the important driving forces behind the exceptional increase in demand for NFTs is that NFTs have extended their horizon for music, videos, and sports to other streams. In particular, NFTs also find increasing adoption in gaming industry. In 2017, Enjin was one of the first mainstream gaming companies that merged blockchain technology with its infrastructure and issued a gaming cryptocurrency, ENJ, that is officially whitelisted for use in Japan. Also, with the advent of Play-to-Earn, players can buy, sell and trade earned in-game assets, which propel the development of Game-fi and the popularity of Axie infinity. NFT games enable gamers to generate revenue through their in-game assets by converting them into NFTs. The gaming industry, especially the play-to-earn blockchain gaming model, has created the immense growth opportunity for NFT and its related services.

Growth Potential of the Metaverse Economy:    The Metaverse is a vision of an internet-enabled virtual world where people have avatars and interact with digital assets with Augmented Reality (AR) and Virtual Reality (VR). The Metaverse is developing rapidly with the application of blockchain technology. NFTs enable direct access to real life identities and digital avatars into the Metaverse. NFTs are expected to be used in various Metaverse use cases, such as interaction, socialization, and transactions. Most importantly, NFTs record digital ownership stored in the blockchain that will be the linchpin of the metaverse economy, by enabling authentication of possessions, property and even identity. Since each NFT is secured by a cryptographic key that cannot be deleted, copied or destroyed, it enables the robust, decentralized verification of one’s virtual identity and digital possessions necessary for Metaverse society to succeed and interact with other Metaverse societies. It is expected that in Metaverse, NFTs can be used in the form of currency which can be used for transactions as well as purchase and trading of virtual digital assets, such as virtual property. As an increasing amount of investment has been channeled to the Metaverse development projects, growth opportunities are presented in the NFTs market.

USE OF PROCEEDS

Based upon the assumed initial public offering price of US$[        ] per Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$[        ] million if the underwriters do not exercise their over-allotment option, and US$[        ] million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders. We plan to use the net proceeds of this offering as follows:

•        Approximately [70]% for increasing operating scale and expanding business in overseas markets including Southeast Asia countries by merger and acquisition and recruiting a new team;

•        Approximately [20]% for enhancing research and development on the AI-OCR technologies; and

•        The balance, approximately [10]%, to fund working capital and for other general corporate purposes.

As of the date of this prospectus, we have not identified any target companies, and therefore no definitive sale and purchase agreement has been entered into, for potential merger and acquisition.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We did not declare and pay any dividend in relation to our retained profit since incorporation of our Operating Subsidiaries. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do currently have no plan to declare or pay any dividends in the near future on our shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our Operating Subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the BVI Companies Act and our Memorandum and Articles of Association, our board of directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our board of directors are satisfied, on reasonable grounds, that immediately after the distribution satisfy the solvency test, that is: (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities.

Our holding company rely on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022 on:

•        an actual basis; and

•        a pro forma as adjusted basis giving effect to the sale of [        ] Ordinary Shares in this offering at the assumed initial public offering price of US$[        ] per Ordinary Share (the lowest point of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited combined financial statements and related notes appearing elsewhere in this prospectus and the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2022
	Actual	Actual	Pro Forma as Adjusted(Note 1)
	HK$	US$	US$
Shareholders (Note1):
Ordinary Shares, no par value per share: 20,000 shares authorized; 20,000 shares issued; [ ] shares issued and outstanding pro forma, US$1 nominal value per share	20,000	2,546	[ ]
Additional paid-in capital			[ ]
Accumulated deficit	(4,243,589)	(540,598)	[ ]
Total shareholders’ deficit	(4,223,589)	(538,052)	[ ]
Total capitalization	(4,223,589)	(538,052)	[ ]

____________

Note:

(1)     Gives effect to the sale of Ordinary Shares in this offering at an assumed initial public offering price of US$[        ] per Ordinary Share (the lowest point of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Relating to this Offering.”

Assuming the over-allotment option is not exercised, each US$[1.00] increase (decrease) in the assumed initial public offering price of US$[        ] per Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[            ], assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[        ] assuming no change in the assumed initial public offering price per Ordinary Share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. As of September 30, 2022, we had a net tangible book value (deficit) of approximately US$[        ] million, or US$[        ] per Ordinary Share. Our net tangible book value (deficit) per Ordinary Share represents our total tangible assets less our total liabilities, divided by the number of Ordinary Shares outstanding on [September 30], 2022. Dilution is determined by subtracting net tangible book value per Ordinary Share from the assumed initial public offering price per Ordinary Share.

After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of US$[          ] per Ordinary Share (the lowest point of the price range set forth on the cover page of this prospectus), we will have [        ] Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) at [September 30], 2022 would have been US$[          ] million, or US$[          ] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[          ] per Ordinary Share to existing investors and immediate dilution of US$[          ] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Share in this offering:

	Offering without Over-allotment Option		Offering with Full Exercise of Over-allotment Option
Assumed initial public offering price per Ordinary Share	$	[ ]	$	[ ]
Net tangible book value (deficit) per Ordinary Share as of September 30, 2022	$	[ ]	$	[ ]
Increase in pro forma as adjusted net tangible book value (deficit) per Ordinary Share attributable to new investors	$	[ ]	$	[ ]
Pro forma as adjusted net tangible book value (deficit) per Ordinary Share after this offering	$	[ ]	$	[ ]
Dilution per Ordinary Share to new investors in this offering	$	[ ]	$	[ ]

Assuming the over-allotment option is not exercised, each US$[1] increase (decrease) in the assumed initial public offering price of US$[          ] per Ordinary Share would increase (increase) our pro forma as adjusted net tangible book value (deficit) as of [September 30], 2022 after this offering by approximately US$[              ] per Ordinary Share, and would increase dilution to new investors by US$[        ] per Ordinary Share and US$[              ] per Ordinary Share assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of [1 million] in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value (deficit) as of [September 30], 2022 after this offering by approximately US$[              ] per Ordinary Share, and would increase dilution to new investors by approximately by US$[              ] per Ordinary Share and US$[              ] per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value (deficit) per Ordinary Share after the offering would be US$[              ], the increase in pro forma as adjusted net tangible book value (deficit) per Ordinary Share to existing shareholders would be US$[              ], and the immediate dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering would be US$[              ] per Ordinary Share.

The following table summarizes, on a pro forma as adjusted basis upon completion of capitalization, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Ordinary Share at the assumed initial public offering price of US$[        ] per Ordinary Shares, the lowest point of the price range set forth on the cover page of this prospectus, before deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration				Average price per Ordinary Share
	Number	Percent		Amount		Percent
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%		$—
New investors(1)	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]

____________

Note:

(1)      Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI as a BVI business company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as (i) political and economic stability; (ii) an effective and sophisticated judicial system with a dedicated commercial court; (iii) tax neutral treatment, with no tax levied against companies incorporated in the British Virgin Islands by the local tax authorities; and (iv) the absence of foreign exchange control or currency restrictions and (v) the availability of professional and support services. In addition to the benefits listed above, incorporation in the British Virgin Islands offers investors the following benefits such as commitment of the British Virgin Islands to implement best international practice and to comply with the requirements of the Organization of Economic Cooperation and Development (“OECD”) and the Financial Action Taskforce (“FATF”); and the adoption of the English law concept of corporate separateness to mitigate the risk of the assets of a shareholder being used to satisfy the liabilities of the company.

However, certain disadvantages accompany incorporation in the BVI: (a) the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and (b) BVI companies do not have standing to sue before the federal courts of the United States.

We believe the disadvantages of incorporating in the British Virgin Islands are outweighed by the benefits to us and our investors of such incorporation.

Our Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed [            ], as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

BVI

We are a business company incorporated in the BVI with limited liability. Neither the Reciprocal Enforcement of Judgments Act (1922) or the Foreign Judgments (“Reciprocal Enforcement”) Act (1964) applies to judgments from courts of the United States, and therefore any final and conclusive monetary judgment from courts of the United States (“foreign court”) for a definite sum against the Company may be the subject of enforcement proceedings in the courts of the British Virgin Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that: (a) the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; (c) the judgment was not obtained by fraud; (d) recognition or enforcement of the judgment would not be contrary to British Virgin Islands public policy; and (e) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

In November 2017, Techlution was incorporated under the laws of Hong Kong. The company mainly provides (i) system development services, (ii) web and mobile application development services, and (iii) technological support and maintenance service and other services.

In October 2019, NSL was incorporated under the laws of Hong Kong. The company mainly provides artificial intelligence powered optical character recognition services.

In October 2022, Alpha was incorporated under the laws of BVI. Upon the acquisition of our Operating Subsidiaries, Alpha became the holding company of our businesses. Our holding company has no material operation of its own, and we conduct operations through our Operating Subsidiaries, namely Techlution and NSL in Hong Kong. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0 each.

The diagram below illustrates our corporate structure as of the date of this prospectus:

We are offering [              ] Ordinary Shares, representing [              ]% of the Ordinary Shares following completion of the offering of Alpha, assuming the underwriters do not exercise the over-allotment option. Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, the Selling Shareholders, are offering an additional [              ] Ordinary Shares of Alpha, representing [              ]% of the Ordinary Shares, following the completion of this offering. Upon closing of this offering, our directors, officers and principal shareholders will hold in aggregate, approximately [              ]% of our Ordinary Shares.

The diagram below illustrates our corporate structure upon completion of this offering (assuming no exercise of the over-allotment option by the underwriters):

Name	Background	Ownership
Techlution	• A Hong Kong company • Incorporated in 28 November 2017 • An Operating Subsidiary • Issued Share Capital of HK$10,000	100% owned by Alpha
NSL	• A Hong Kong company • Incorporated in 16 October 2019 • An Operating Subsidiary • Issued Share Capital of HK$10,000	100% owned by Alpha

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

Alpha operates through two subsidiaries, namely Techlution and NSL, which are established cloud-based IT solution service providers in Hong Kong. Our Operating Subsidiaries utilize their analytic skills, programming skills, artificial intelligence technologies and technological know-hows to provide comprehensive solutions designed to optimize business performance of customers, meet various industry-specific operational challenges of customers and create new business opportunities for customers. Our Operating Subsidiaries provide services for customers from a variety of industries, including consulting, real estate, architectural design, carpark management, electronic payment services, logistics, investments, retail, textiles, wholesale and distribution, etc.

IT solution services provided by our Operating Subsidiaries can be broadly categorized into (i) system development services, (ii) web and mobile application development services, and (iii) AI-OCR services with a view to achieving digitalization of customers’ business and operations. To a lesser extent, our Operating Subsidiaries also provide technological support and maintenance services and Techlution provides other services to customers. All the aforementioned IT solutions are cloud-based and some are developed with AI technologies.

BUSINESS UPDATE

On January 26, 2023, our shareholders entered into a share subscription agreement, pursuant to which our shareholders have agreed to subscribe for an aggregate of 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,918). The entire subscription amount duly received by our Company on January 26, 2023. After the aforesaid capital injection, the registered capital of our Company will be increased by HK$10,000 (approximately US$1,274), and HK$9,990,000 (approximately US$1,272,644) shall be recorded as additional paid-in capital of the Company. This proceed would be utilized for the purpose of the daily operations of our Company. Despite the shareholders’ deficits as of September 30, 2021 and 2022, after the capital injection, we recorded a turnaround from the shareholder deficit position as of September 30, 2022 to a net asset position as of the date of this prospectus.

As of the date of this prospectus, we have a total of 65 ongoing projects, including 58 system development projects, 3 AI-OCR services projects, 1 web and mobile application development services project and 3 technological support and maintenance service and other services projects with a total contract sum of HK$13,181,213 (approximately US$1,679,178), of which HK$7,447,033 (approximately US$948,691) is expected to be recognized for the year ending September 30, 2023. However, there is no assurance or guarantee that we can generate such revenue in whole or in time.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Economic and Industry Trends in Hong Kong

Our business and results of operations are affected by general factors affecting the industries we operate in. Such general factors include: the overall economic growth in Hong Kong; the increasing expectation and acceptance of digital transformation, IT modernization and advancement of technologies and analytic tools; and changing government policies and customer demand. The steady economic circumstances have created a favorable environment for the growth of the IT industry. The societal acceptance and demand for novel technology have led to growing incentives for the private segment to speed up their research and development progress, propelling continuous digitalization throughout the society in recent years. According to the F&S Report, the markets for our certain core IT solutions services, such as system development services, web and mobile application development services as well as AI-OCR services, have experienced gradual growth in recent years. See “Industry and Market Data” in this prospectus for more information.

However, if there are uncertain economic conditions and the slower economic growth in Hong Kong, our customers may reduce their spending on technological applications. See “Risk Factors — Risks relating to our business and industry — If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving technology and market dynamics, our business, financial condition, results of operations and growth prospects would be materially and adversely affected” in this prospectus for more information. We may face risks and uncertainties regarding the evolving IT solution market, which may require us to invest significant resources in enhancing our technology infrastructure and research and development efforts in order to continually anticipate and acclimatize to evolving information technologies. The outbreak of COVID-19 since January 2020 has significantly disrupted travel and the local economy of Hong Kong, which impeded our industries’ growth and had an impact on our business operations and financial condition. Nonetheless, as the governmental policies on social distancing imposed by the Hong Kong government have been lifted, we expect that the economy of Hong Kong and our business to recover and thrive.

Our business and results of operations are also affected by government policies and regulations applicable to our industries. The Hong Kong government established the Innovation and Technology Fund in June 1999 to provide the necessary capital for companies that introduce innovative ideas to their businesses to upgrade their technological resources and finance projects. The Hong Kong government also published the Smart City Blueprint for Hong Kong in December 2017 to accelerate technology integration into the local economy and aims to make Hong Kong a technology-driven city. As a result, most transactions and interactions between citizens and the government can be conducted online, and integrated apps that reduce the time taken to fulfill inter-agency requests have been growing in number. In particular, the Government Cloud Infrastructure Services (“GCIS”), the new generation of government cloud services, was launched in September 2020 to replace the Government Cloud, the Central Computer Centre Virtualized Infrastructure and the e-Government Infrastructure Services. Leveraging modern cloud technologies, GCIS provides a secure, reliable and scalable IT infrastructure equipped with agile application development tools to facilitate bureaux and departments in the development and delivery of digital government services. As such, there was a continuous demand for IT solutions services.

Ability to Diversify Our Customer Base

Leveraging our technological and sales and marketing capabilities, we have established and maintained trusted relationships with diverse reputable institutions from a variety of industries with various scales of operations, including but not limited to consulting, real estate, architectural design, carpark management, electronic payment services, logistics, investments, retail, textiles, wholesale and distribution, etc. We aim to retain and acquire customers by, among others, enhancing the quality and functionality of our cloud-based IT solution services and offering additional innovative solutions.

Ability to Manage Costs and Expenses

Our ability to manage and control our costs and expenses, particularly our staff costs, is a key factor affecting our results of operations. For the years ended September 30, 2021 and 2022, our staff costs and director’s remuneration of our Operating Subsidiaries represented a major component of our cost of revenue and operating costs. For the years ended September 30, 2021 and 2022, our total staff costs (including those recognized in cost of revenue and operating expenses) and director’s remuneration of our Operating Subsidiaries accounted for 46.51% and 33.96% of our total cost of revenue and operating costs, respectively. We expect our staff costs to increase in absolute terms as we plan to increase our headcount and compensation base to compete for talents. In addition, our management fee and consultancy fee represented another major component of our cost of revenue and operating costs. For the years ended September 30, 2021 and 2022, our management fee and consultancy fee accounted for 39.57% and 47.74% of our total cost of revenue and operating expenses, respectively. We expect that our consultancy fee will increase in the future as we may procure more cloud architecture services from the independent suppliers to support the expansion of our business, while we expect that our management fee will decrease in the future. We will regularly review the actual staff costs of our projects and compare the service fees charged by our suppliers with the market prevailing prices. We will further negotiate the service fees with our suppliers to adjust the service fees if the service fees charged by our suppliers are higher than the market prevailing prices. We believe that these measures would lower our costs and have a positive effect on our business, results of operations, and financial condition in the long term.

Pricing Policy of Our Services and Changes in Service Mix

Our pricing policy has a significant impact on our results of operations. Generally, our pricing is primarily determined by (i) the scope of work; (ii) the nature and complexity of a project; (iii) the extent of customization required for a project; and (iv) estimated project duration. However, it may be influenced by, among other things, market demand, competition, our bargaining power and expected profitability. Hence, we may not be able to set an optimal price at all times.

We negotiate and discuss our fees with our customers prior to the provision of our services. The outcome of our negotiation largely depends on the customer’s market position, our relationship with them, competitiveness of our pricing and the customer’s requirements. We generally adjust our prices with references to the market prices to remain competitive.

Our Operating Subsidiaries offer a wide range of cloud-based IT solution services, including system development services, web and mobile application development services, AI-OCR services and technological support and maintenance services and other services projects. As mentioned, service fees are determined based on a number of factors, which may affect our revenue and profitability. In particular, the AI-OCR services provided by NSL generally entail a higher gross profit margin as compared to system development services and web and mobile application development services, which is mainly attributable to less staff involvement for the execution of projects as NSL mainly provides AI-OCR services by using AI technologies that have a high level of automation and precision. Our service mix may fluctuate significantly in response to the changes in market demand, market competition, and technological advancement. If there are any significant changes in our service mix and pricing, our overall gross profit margin and profit margin will be affected by the revenue and gross profit margin attributable to each of our solutions. Nonetheless, we believe that our current pricing policy enables us to set optimal prices that reflect market conditions and maximize our profitability.

Timing of Revenue Recognition

Our results of operations may be affected by the timing of our revenue recognition. The duration of our projects may vary extensively depending on the scope of work and the extent of customization required. Once we have substantially completed a project, we would issue a user acceptance test letter to our customers to request that they test out the project deliverables and confirm the performance which meets all specifications. Should our customers find our solutions unsatisfactory, we may have to amend our project deliverables and the user acceptance test may need to be performed multiple times until our project deliverables are acceptable to our customers. If we are unable to resolve all problems arising from the project deliverables or if our customers are unable to execute a user acceptance test due to customers’ internal difficulties, a project’s completion may be delayed indefinitely. Since the completion of our projects are subject to our customer’s acceptance of the project deliverables, we may not be able to recognize revenue for a project within a financial period due to the postponement of completion and our financial performance could thereby fluctuate from period to period.

Competition

Our business and results of operations depend on our ability to compete effectively in the cloud-based IT solution market in Hong Kong. Our competitive position may be affected by, among other things, the scope and quality of our solution offerings, our ability to price our solutions competitively, our ability for solutions planning and providing innovative solutions in response to our customers’ evolving demands. Compared with other local innovative technology companies, NSL is relatively experienced in the provision of AI-OCR services in Hong Kong. We believe that our technological capabilities and industry expertise differentiate us from our competitors. Our technical team has possessed technological capabilities in, among others, advanced technologies across AI, big data and cloud. As existing or prospective competitors may introduce new technologies or provide more competitive solutions than us, competition may intensify in the future, and our competitiveness and market share, consequently, may be affected. In addition, leveraging our in-depth industry knowledge and extensive technological expertise, we have established and maintained trusting relationships with our customers in Hong Kong.

As our solutions are generally customized, once they are integrated into customers’ existing systems, it is difficult for our customers to replace solutions or engage maintenance or upgrade services from other services providers. However, we are still subject to competition from a variety of players with developed technologies and long history of business. We compete against these companies for customers, market shares, as well as talent recruitment. Besides, we have invested significant resources in our new solutions services, such as our AI-OCR services and other new services to compete with other market players. Our long-term results of operations and continued growth will also depend on the competitiveness and market acceptance of our new solutions and services. We believe our new solution services will enable us to penetrate new markets, increase our revenue and strengthen our competitiveness.

RESULTS OF OPERATIONS

	Years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Revenues	4,055,406	4,421,208	563,226
Cost of revenue	(2,598,293)	(3,419,035)	(435,557)
Gross profit	1,457,113	1,002,173	127,669
Operating expenses:
Selling, general and administrative expenses	(2,382,351)	(3,716,233)	(473,418)
Total operating expenses	(2,382,351)	(3,716,233)	(473,418)
Loss from operations	(925,238)	(2,714,060)	(345,749)
Other (loss)/income:
Other income, net	16,500	210,450	26,810
Interest expense, net	(47,743)	(86,621)	(11,035)
Total (loss)/other income	(31,243)	123,829	15,775
Loss before tax expense	(956,481)	(2,590,231)	(329,974)
Income tax expense	(24,554)	(73,323)	(9,341)
Net loss	(981,035)	(2,663,554)	(339,315)
Other comprehensive income:
Foreign currency translation gain/(loss), net of taxes	—	—	—
Total comprehensive loss	(981,035)	(2,663,554)	(339,315)

Year ended September 30, 2022 compared to Year ended September 30, 2021

Revenue

The following table set forth the breakdown of our revenue by services types for the years indicated:

	Year ended September 30,
	2021	2022	2022
	HK$	HK$	US$
System development	3,184,948	3,602,067	458,874
Web and mobile application development	235,000	391,000	49,810
AI-OCR services	495,458	68,141	8,681
Technological support and maintenance service and other services	140,000	360,000	45,861
	4,055,406	4,421,208	563,226

Our revenue increased by HK$365,802 (approximately US$46,600) or 9.02%, from HK$4,055,406 for the year ended September 30, 2021 to HK$4,421,208 (approximately US$563,226) for the year ended September 30, 2022, primarily due to (i) the increase in demand for our enhanced system development services including setting up a new digital operation platform and developing electronic parking card, etc. from a major customer which is principally engaged in car park management services in Hong Kong; and (ii) the provision of system development services related to the development of a backend management system, website and mobile app for a customer which is a property agent. For our revenue generated from AI-OCR services, we recorded a decrease of HK$427,317 (approximately US$54,437) or 86.25%, from HK$495,458 for the year ended September 30, 2021 to HK$68,141 (approximately

US$8,681) for the year ended September 30, 2022. This decrease was primarily attributable to the one-off set up fees charged for customizing user interface for our AI-OCR software for the year ended September 30, 2021 which was not replicated for the year ended September 30, 2022. Going forward, for AI-OCR services, we plan to charge recurring subscription fees based on the number of receipts uploaded to the system, as well as maintenance fees for user interface after the system and the software have been set up.

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the years indicated:

	Years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Staff costs	896,921	933,807	118,959
Management fee	1,000,392	1,239,000	157,838
Consultancy fee	700,980	1,246,228	158,760
Total	2,598,293	3,419,035	435,557

Our cost of revenue increased by HK$820,742, (approximately US$104,556) or 31.59%, from HK$2,598,293 for the year ended September 30, 2021 to HK$3,419,035 (approximately US$435,557) for the year ended September 30, 2022, primarily due to (i) the increase in staff costs as a result of the increase in headcount to support daily operation; and (ii) the increase in the consultancy fee, which was charged by our Operating Subsidiaries’ independent suppliers for providing cloud architecture services to support cloud-based IT solution services, as a result of the increase in demand for customized project development services.

Our management fee represented a fee charged by Simplus IO Limited and ProAlgories Limited. Simplus IO Limited is wholly owned by a limited company incorporated in the BVI, which was owned by the CEO of our Company. ProAlgories Limited is solely owned and controlled by the spouse of the CEO of our Company. These two companies provided ad-hoc technical support services and staff to assist our Group in executing the projects during the years ended September 30, 2021 and 2022 and thus charged us the management fee. Our management fee increased by HK$238,608, (approximately US$30,397) or 23.85%, from HK$1,000,392 for the year ended September 30, 2021 to HK$1,239,000 (approximately US$157,838) for the year ended September 30, 2022, primarily due to the increase in demand for services for the year ended September 30, 2022, resulting in the increase in procuring the ad-hoc technical support services and human resources from these two related companies to execute our projects. Since February 8, 2023, as a result of the expansion in team, our Operating Subsidiaries have ceased to procure the ad-hoc technical support services and human resources from these two related companies. As such, we expect the management fee will decrease in the future.

Gross profit

Our gross profit amounted to HK$1,457,113 and HK$1,002,173 (approximately US$127,669) for the years ended September 30, 2021 and 2022 and our gross profit margin was 35.93% and 22.67% for the years ended September 30, 2021 and 2022, respectively. Such decrease in gross profit and gross profit margin for the year ended September 30, 2022 was mainly attributable to the decrease in the gross profit margins of our system development services and web and mobile application development services.

The decrease in gross profit margin of our system development services was mainly attributable to (i) one of our projects which required a higher extent of customization in developing its system, resulting in higher direct costs; and (ii) the lower profit margin of the aforesaid project with a view to maintaining a long-term relationship with this customer.

The decrease in gross profit margin of our web and mobile application development services was mainly attributable to (i) higher staff costs incurred for additional services requested by our customers, including enhancement of user interface and user experience of our web and mobile applications, with little additional service fees charged by us to our customers for the purpose of maintaining a long-term relationship with them; and (ii) the impact of COVID-19 which delayed acceptance of our work by some of our customers and therefore completion of some of our projects, in which case we had to arrange staff to monitor and maintain the applications, resulting in higher staff costs.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the years indicated:

	Years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Staff costs	387,775	598,607	76,258
Director’s remuneration of our Operating Subsidiaries	1,032,000	891,000	113,506
Rental expenses and amortization of right of use assets related to finance leases	389,103	551,882	70,305
Consultancy fee	269,400	921,375	117,376
Depreciation	450	6,430	819
Bad debt expense	—	313,362	39,920
Others	303,623	433,577	55,234
Total	2,382,351	3,716,233	473,418

Our selling, general and administrative expenses mainly represented staff costs and director’s remuneration of our Operating Subsidiaries, rental expenses and amortization of right of use assets related to finance lease, depreciation, bad debt expense and consultancy fee. Our selling, general and administrative expenses increased by HK$1,333,882 (approximately US$169,926), or 55.99%, from HK$2,382,351 for the year ended September 30, 2021 to HK$3,716,233 (approximately US$473,418) for the year ended September 30, 2022, mainly due to the increase in (i) consultancy fee resulting from the increase in procurement of data scraping and data extraction tools and services; (ii) staff costs as a result of the increase in number of administrative headcount; (iii) rental expenses and amortization of the right of use asset related to finance lease resulting from the increase in monthly rental expense of our current office as compared to our previous office as well as the full-year effect of the amortization of our motor vehicle, which was purchased in May 2021; and (v) the provision of bad debts on doubtful accounts receivables, which were offset by the decrease in the director’s remuneration.

Our staff costs mainly represented salaries of our employees and pension contribution of our directors of our Operating Subsidiaries and employees.

Our bad debt expense recorded in 2022 represents the expense to one specific customer whose credit risk has dramatically increased. Therefore, we considered such receivables will not be settled and made the bad debt allowance accordingly.

Other (loss)/income

Our other (loss)/income mainly represented the subsidies granted by the Hong Kong government to our Company and interest expense on bank loans. We recorded a total other loss of HK$31,243 for the year ended September 30, 2021 and a total other income of HK$123,829 (approximately US$15,775) for the year ended September 30, 2022, mainly attributable to the increase in the subsidies of the Employment Support Scheme initiated by the Hong Kong government as a result of the increase in the number of employees of the Group during the year ended September 30, 2022 and such increase in subsidies was able to cover the increase in interest expenses on bank loans for the year ended September 30, 2022 due to the increase in average balance of bank loan.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

Hong Kong profits tax

Our Operating Subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ‘‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 (approximately US$254,784) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 (approximately US$254,784) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2021 and 2022 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 (approximately US$254,784) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000 (approximately US$254,784).

Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Despite a loss before tax expense for the years ended September 30, 2021 and 2022, we were subject to income tax for the respective years, mainly due to (i) the effect of the non-deductible expenses; and (ii) valuation allowance which was mainly provided against deferred tax assets caused by our net operating losses carried forward where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses, according to U.S. GAAP. Our income tax expense amounted to HK$24,554 for the year ended September 30, 2021 and HK$73,323 (approximately US$9,341) for the year ended September 30, 2022.

Net loss

As a result of the foregoing, our net loss increased by HK$1,682,519 (approximately US$214,339), or 171.50% from HK$981,035 for the year ended September 30, 2021 to HK$2,663,554 (approximately US$339,315) for the year ended September 30, 2022.

LIQUIDITY AND CAPITAL RESOURCES

	As at September 30,
	2021	2022	2022
	HK$	HK$	US$
Current assets
Cash	1,437,791	2,801,810	356,928
Accounts receivables, net	387,000	4,500	573
Due from a related party	1,747,422	1,343,240	171,118
Rental deposit	—	119,548	15,229
Deferred cost of revenue	461,000	1,838,776	234,245
Total current assets	4,033,213	6,107,874	778,093

Current liabilities
Bank loans – current	431,746	681,046	86,760
Lease liabilities-finance lease	106,869	111,738	14,235
Lease liabilities-operating lease	188,717	—	—
Accrued expenses and other liabilities	247,942	657,704	83,786
Deferred revenue	1,543,815	6,209,827	791,081
Advance from customers	160,000	325,000	41,402
Due to a related party	1,103,569	1,065,569	135,745
Total current liabilities	3,782,658	9,050,884	1,153,009

Cash

Our cash was generated from our operation. Our cash increased by HK$1,364,019 (approximately US$173,765) or 94.87% from HK$1,437,791 as of September 30, 2021 to HK$2,801,810 (approximately US$356,928) as of September 30, 2022 as more deposits were received from our customers to execute the projects during the year. Our cash balance as of September 30, 2022 can be utilized for our operation for approximately 4.6 months. Nevertheless, as of September 30, 2022, we had a deferred revenue of HK$6,209,827 (approximately US$791,081). After the customers confirm the user acceptance test to us, they will settle the service fees to us. Besides, as mentioned above, on January 26, 2023, our shareholders entered into a share subscription agreement, pursuant to which our shareholders have agreed to subscribe for, in aggregate, 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,918). As such, our Directors are of the view that we have sufficient cash to operate our business for at least twelve months from the date of the prospectus is issued. Our shareholders may review and monitor our cash level from time to time and they may consider suitable equity financing or debt financing to support our business operation.

Accounts receivables, net

Our net accounts receivable arose from the receivables from customers of our IT solution services, which mainly represented the receivables of service fees billed but not yet settled. We generally issue an invoice to our customers of our IT solution services after a milestone specified under our mandate is achieved or upon completion of the transaction.

Our net accounts receivable balance decreased by HK$382,500 (approximately US$48,727) from HK$387,000 as of September 30, 2021 to HK$4,500 (approximately US$573) as of September 30, 2022.

An impairment analysis on accounts receivable is performed at the end of each financial year. The allowance is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss. For the year ended September 30, 2022, we made an allowance on doubtful account receivables of HK$313,362 (approximately US$39,920) to one specific customer, as the credit risk for this specific customer has dramatically increased, we considered such receivables will not be settled and made the bad debt allowance accordingly.

Due from a related party

Our due from a related party amounted to HK$1,747,422 as of September 30, 2021 and HK$1,343,240 (US$171,118) as of September 30, 2022. It mainly represented expenses paid by our Company on behalf of Mr. Leung Tsz Him, our CEO, and the fund advance made by our Company to Mr. Leung Tsz Him for his personal use, which were unsecured, interest-free and repayable on demand. Such amount has been repaid as at the date of this prospectus.

Rental deposit

Our rental deposit mainly represented the rental deposit for our current office.

Deferred cost of revenue

Our deferred cost of revenue mainly represented our costs incurred to fulfill a contract but revenue recognition criteria have not yet been met. These costs were incremental in nature and should be recognized as assets. Our deferred cost increased by HK$1,377,776 (approximately US$175,517) from HK$461,000 as of September 30, 2021 to HK$1,838,776 (approximately US$234,245) as of September 30, 2022. The increase in deferred cost of revenue was mainly attributable to the increase in relevant costs incurred for the increased provision of our IT solution services during 2022 but not yet received the confirmation and acceptance of the user acceptance test from customers as at year end date.

Bank loans

Our bank loans are all denominated in HK$, representing the bank borrowings granted to our Company to finance the operation of the Company with an interest rate of 2.75% per annum. The current portion of our bank loans increased by HK$249,300 (approximately US$31,759) from HK$431,746 as of September 30, 2021 to HK$681,046 (approximately US$86,760) as of September 30, 2022. The loan has been guaranteed by Hong Kong Mortgage Corporation Insurance Limited under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

Lease liabilities — finance lease

Our finance lease liabilities mainly represented the lease of a motor vehicle from third party. As of September 30, 2021 and 2022, our finance lease’s weighted average remaining lease term was 4.17 years and 3.17 years, respectively and the weighted average discount rate was 4.46% and 4.46%, respectively.

Accrued expenses and other liabilities

Our accrued expense and other liabilities mainly represented accrued consultancy fee, rental expenses, staff salaries and other accrued operating expenses. Our accrued expense and other liabilities increased by HK$409,762 (approximately US$52,200) from HK$247,942 as of September 30, 2021 to HK$657,704 (approximately US$83,786) of September 30, 2022. The increase was mainly due to the increase in accrued rental expenses of our current office during the year ended September 30, 2022. We moved to our current office since March 1, 2022 and the remaining rentals of our current office as of September 30, 2022 was made as accrual expenses. No accrued rental expenses as of September 30, 2021 was recorded since we leased the office from a related party at that time and accrued rental expenses was included in amount due to a related party as of September 30, 2021.

Deferred revenue

Our deferred revenue represented the amount of unrecognized revenue for which the payments have been received and services were provided but we did not receive the confirmation and acceptance of the user acceptance test from our customers. Our deferred revenue increased by HK$4,666,012 (approximately US$594,412), or 302.24% from HK$1,543,815 as of September 30, 2021 to HK$6,209,827 (approximately US$791,081) as of September 30, 2022. The increase in balance was mainly due to the increase in provision of certain services related to technological support and maintenance services and other services but we did not receive the confirmation and acceptance of the user acceptance test from our customers in respect of these projects as of September 30, 2022.

Advance from customers

Our advance from customers mainly represented the amount of advances received from our customers prior to providing any services to our customers.

Due to a related party

Our due to related parties mainly represented the expenses paid by Simplus IO Limited on behalf of the Company. Simplus IO Limited is owned by a limited company incorporated in the British Virgin Islands, which was owned by the CEO of our Company. Such balance was unsecured, interest-free and repayable on demand. Such amount has been settled as of the date of this prospectus.

CASH FLOWS

Our use of cash is primarily related to operating activities, capital expenditure, repayment to a related party and repayment of bank loans and interests. We have historically financed our operations primarily through our cash flows generated from our operations, drawing of new bank loans and advance from a director and a related party. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Net cash (used in) provided by operating activities	(531,828)	1,561,907	198,974
Net cash (used in) provided by investing activities	(901,238)	378,727	48,247
Net cash provided by (used in) financing activities	2,723,443	(576,615)	(73,456)
Net increase in cash	1,290,377	1,364,019	173,765
Cash at beginning of the year	147,414	1,437,791	183,163
Cash at the end of the year	1,437,791	2,801,810	356,928

Operating activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs, rental expenses, director’s remuneration of our Operating Subsidiaries, management fee, consultancy fee and other operating expenses.

For the year ended September 30, 2022, we had net cash provided by operating activities of HK$1,561,907 (approximately US$198,974), mainly arising from the net loss of HK$2,663,554 (approximately US$339,315) adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$4,225,461 (approximately US$538,289). Certain non-cash expense items consisted of (i) amortization of right of use assets related to finance lease of a motor vehicle of HK$131,159 (approximately US$16,709); (ii) provision of allowance for doubtful accounts of HK$313,362 (approximately US$39,920); and (iii) non-cash lease expense of HK$150,640 (approximately US$19,190). Changes in operating assets and liabilities mainly included (i) the increase in accrued expenses and other liabilities of HK$409,762 (approximately US$52,200); (ii) the increase in deferred revenue of HK$4,666,012 (approximately US$594,412); (iii) the increase in advance from customers of HK$165,000 (approximately US$21,020); and (iv) the decrease in accounts receivables of approximately HK$69,138 (approximately US$8,808), which were partially offset by (i) the increase in deferred cost of revenue of HK$1,377,776 (approximately US$175,518); and (ii) the increase in rental deposit of HK$119,548 (approximately US$15,230).

For the year ended September 30, 2021, we had net cash used in operating activities of HK$531,828, mainly arising from the net loss of HK$981,035 as adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$449,207. Certain adding back non-cash expense items mainly consisted of (i) amortization of right of use assets related to finance lease of a motor vehicle of HK$43,720; and (ii) non-cash lease expense of HK$353,128. Changes in operating assets and liabilities mainly included (i) the increase in net accounts receivables of HK$76,924; (ii) the increase in deferred cost of revenue of HK$261,000; and (iii) the decrease in lease liability HK$426,513, which were partially offset by (i) the increase in deferred revenue of HK$517,315; (ii) the increase in accrued expense and other liability of HK$139,031; and (iii) the increase in advance from customers of HK$160,000.

Investing activities

Our net cash provided by (used in) investing activities was principally for our capital expenditures including the purchase of property and equipment, advance to a related party and payment for acquiring the right of use assets-finance lease.

For the year ended September 30, 2022, we had cash provided by investing activities of HK$378,727 (approximately US$48,247), mainly due to collection from a related party of HK$404,182 (approximately US$51,489).

For the year ended September 30, 2021, we had cash used in investing activities of HK$901,238, mainly due to advance to a related party of HK$809,170.

Financing activities

Our net cash provided by financing activities was principally from proceeds of new bank loans and borrowings from a related party while our cash used in financing activities was principally for repayment of bank loans, finance leases and repayment to a related party.

For the year ended September 30, 2022, we had cash used in financing activities of HK$576,615 (approximately US$73,456), mainly arising from (i) repayment of bank loans of HK$431,746 (approximately US$55,001); and (ii) repayment of obligation under finance lease of HK$106,869 (approximately US$13,614).

For the year ended September 30, 2021, we had cash provided by financing activities of HK$2,723,443, mainly arising from (i) the new bank loans of HK$2,304,000; and (ii) the borrowings from related party of HK$492,700.

As a result of the foregoing, our directors of the Company believe that, taking into consideration of the financial resources presently available, including the current levels of cash, deferred revenue and the capital injection from our Shareholders in January 2023, our sources of funding will be sufficient to meet our anticipated cash needs for at least the next twelve months from the date of this prospectus. Our shareholders will review and monitor our cash level from time to time and they may consider suitable equity financing or debt financing as needed to support our business.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our combined financial statements and other disclosures included in this prospectus.

Revenue Recognition

On January 1, 2018, our Company adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

Under ASC 606, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with our customers.

Our Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within our Company’s contracts with customers, recognizing revenue when, or as, our Company satisfies its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Company’s revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Company’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended September 30, 2021 and 2022.

Our Company contract with customers to mainly provide IT related services, including system development service, web and mobile application development service and AI-OCR, normally service term within a year. The terms of pricing and payment are fixed, no variable consideration is involved. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. Their customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation are satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services are tested and accepted by the customers.

From time to time, our Company enters into arrangement to provide technological support and maintenance service to its customers. Our Company’s contracts have a single performance obligation and are primarily on a fixed-price basis. Our Company’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less.

No significant returns, refund and other similar obligations during each reporting period.

There were no loss contracts that the revenue of which has not been recognized during the years ended September 30, 2022 and 2021 and according to the estimation, there is no indication that revenue cannot cover the estimated expenses or costs.

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful accounts on such receivables. The allowance for doubtful accounts is estimated based upon our Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for our Company to reasonably estimate the amount of probable loss.

Lease

Our Company adopted ASU 2016-02, Leases (Topic 842), on October 1, 2019, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combined financial statements.

Our Company leases its offices which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, our Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. Our Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, our Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2021 and 2022, no impairment of long-lived assets was recognized.

Income taxes

Our Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the combined financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Business combinations

Our Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by our Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, our Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments.

Related parties

Our Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) our management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of our Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

RELATED PARTY TRANSACTION AND BALANCES

Please refer to the section headed “Related Party Transactions” of this prospectus and the paragraphs headed “Due from a related party” and “Due to a related party” in this section of this prospectus.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Hong Kong dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar because a substantial all of our revenue and expenses are effectively denominated in Hong Kong dollar, while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of September 30, 2021 and 2022, however, our management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Concentration and credit risk

Financial instruments that potentially expose our Company to concentrations of credit risk consist primarily of accounts receivable. Our Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. Our Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. Our Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Major Suppliers

For the year ended September 30, 2021, two suppliers accounted for 38.50% and 17.09% of our total purchases, respectively. For the year ended September 30, 2022, three suppliers accounted for 25.48%, 24.54% and 11.70% of our total purchases, respectively.

Major Customers

For the year ended September 30, 2021, three customers accounted for 26.94%, 23.79% and 21.04% of the Company’s total revenue, respectively. For the year ended September 30, 2022, three customers accounted for 33.17%, 30.72%, 25.02% of the Company’s total revenue (each a “2022 Major Customer”), respectively. As of September 30, 2021, three customers accounted for 46.64%, 34.88% and 18.48% of our Company’s accounts receivable balance, respectively. As of September 30, 2022, one customer accounted for 100% of our Company’s total accounts receivable balance, respectively.

A 2022 Major Customer, who accounted for 33.17% of the Company’s total revenue for the year ended September 30, 2022, is a carpark management company in Hong Kong managing approximately 370 carparks and a wide range of transport facilities for both the private and public sectors. It is also a subsidiary of a property management company listed on the Hong Kong Stock Exchange with a market capitalization of approximately HK$310.6 billion (approximately US$39.6 billion) as of February 28, 2023.

A 2022 Major Customer, who accounted for 21.04% of the Company’s total revenue for the year ended September 30, 2022, is a carpark management company in Hong Kong, which provides one-stop digital parking solutions for private and corporate car owners.

NSL has entered into services agreements with the two abovementioned 2022 Major Customers, and the agreements generally contain the following salient terms:

Contractual term:	The agreement is generally binding and effective upon the commencement date; however, it does not include a fixed period nor contain an option for renewal.
Service scope:	The service scope is generally stated in quotations, which lists out description of each of the services to be performed by NSL.
Payment terms:	The consideration, payment methods and structure of the project are generally stated in our quotations. The quotations generally state that payment is by cheque or bank transfer.
Relationship of the parties:	NSL is generally an independent third-party contractor with respect to the customer.
Termination:	The agreement generally does not include a termination clause which defines the circumstances under which said agreement can be terminated.

The Group confirms that, as of the date of this prospectus, there had not been any material breach of the terms of the service agreements entered into between NSL and the respective 2022 Major Customers.

A 2022 Major Customer, who accounted for 23.79% of the Company’s total revue for the year ended September 30, 2022, is an established property agent company in Hong Kong that focuses on business office sale or rental. Our Operating Subsidiaries provided maintenance and modification services on its CRM system, for which our Operating Subsidiaries charge a monthly service fee. Since the services required minimal labor force and were less time consuming, our Operating Subsidiaries did not enter into any written agreement with this 2022 Major Customer and instead provided monthly invoices after provision of their services. The monthly invoices generally set out the outstanding service fee and the payment method, which is by cheque or bank transfer.

Interest rate risk

Fluctuations in market interest rates may negatively affect our Company’s financial condition and results of operations. Our Company is exposed to floating interest rate risk on cash deposit and borrowings rate, and the risks due to changes in interest rates are not material. Our Company has not used any derivative financial instruments to manage our Company’s interest risk exposure.

RECENT ACCOUNTING PRONOUNCEMENTS

See the discussion of the recent accounting pronouncements in the section headed “Summary of Significant Accounting Policies” contained in Note 2 to the combined financial statements.

BUSINESS

Overview

Alpha operates through two subsidiaries, namely Techlution and NSL, which are established cloud-based IT solution service providers in Hong Kong. Our Operating Subsidiaries utilize their analytic skills, programming skills, artificial intelligence technologies and technological know-hows to provide comprehensive solutions designed to optimize business performance of customers, meet various industry-specific operational challenges of customers and create new business opportunities for customers. Our Operating Subsidiaries provide services for customers from a variety of industries, including consulting, real estate, architectural design, carpark management, electronic payment services, logistics, investments, retail, textiles, wholesale and distribution, etc.

IT solution services provided by our Operating Subsidiaries can be broadly categorized into (i) system development services, (ii) web and mobile application development services, and (iii) AI-OCR services with a view to achieving digitalization of customers’ business and operations. To a lesser extent, our Operating Subsidiaries also provide technological support and maintenance services and Techlution provides other services to customers. All the aforementioned IT solutions are cloud-based and some are developed with AI technologies.

In respect of system development services, our Operating Subsidiaries develop cloud-based and CRM systems and ERP systems to cater to the operational and business needs of our customers. Though there are many off-the-shelf business management software products and the implementation of which may be much cheaper than developing a program from scratch, customers still engage our Operating Subsidiaries for system development services as they develop customized systems which specifically cater to customers’ business and operational needs and can be integrated with customer’s corporate network infrastructure as well as web applications for smartphones and tablet personal computers.

In respect of web and mobile application development services, Techlution leverages its technological knowledge to develop applications that assist users in carrying out specified tasks, such as drafting, storing information, transferring documents, communication, tracking geographic locations, productivity management, status reporting, etc.

In respect of AI-OCR services provided by NSL, customers may use NSL’s self-developed AI-OCR software with AI technology (the “AI-OCR software”) to extract printed texts and data from imported documents such as invoices, receipts, applications, forms and identification documents. In comparison to OCR software available in the market, the AI-OCR software utilizes AI to strengthen its ability in recognizing characters, patterns and languages accurately. The AI-OCR software also has the ability to record the recognized text and produce a document in a chosen format. Since the AI-OCR software automates the administrative process of reading and recording the content of the documents, the software saves time and labor costs for customers.

To a lesser extent, Techlution also provides other services which are three types of NFT-related services — creating NFT artwork, NFT marketplace and NFT games — for customers to digitalize their artwork so as to promote their NFT artwork or business in the digital world. As of the date of this prospectus, Techlution has not provided any other NFT-related ancillary services beyond the three above-mentioned services. Additionally, Techlution has not owned or traded any NFT deliverables of its projects, and Techlution does not develop or own any blockchain technologies. We currently do not have any plan to provide other NFT-related ancillary services in the future.

SERVICES PROVIDED BY OUR OPERATING SUBSIDIARIES

Core services are as follows:

•        System development — Our Operating Subsidiaries focus on cloud-based CRM systems and ERP systems development.

•        Application development — Techlution provides customized web and mobile application development services to customers.

•        AI-OCR services — NSL provides optical character recognition services with the AI-OCR software.

•        Technological support and maintenance service and other services — Our Operating Subsidiaries provide maintenance and enhancement services for systems that they built, and Techlution provides NFT-related services in respect of NFT artwork, NFT marketplace and NFT games for customers.

1.      System Development Services

Market Demand for System Development Services

Customers strive to achieve a greater customer base, elevate their operational efficiency and reduce their operation cost. Hence, there is a growing demand for digitalization of operations in terms of data management, analysis and storage, intelligent automation, and for enhancing customer experience and strategically promoting their products and/or services.

System development services provided by our Operating Subsidiaries mainly focus on the development of cloud-based CRM systems and ERP systems for customers on a project-by-project basis. Each system is created to perform different functions as below:

i)       CRM system.    CRM system developed by our Operating Subsidiaries cover the way our customers manage their relationship with their own customers or prospective customers across marketing, sales, customer service and e-commerce whereby our customers can automate and integrate their customer-facing activities for customer analytics, personalization, collaboration etc. The CRM system (i) stores, compiles, organizes and analyzes customer data such as customer information such as names, contact details and communication preferences etc. in a cloud-based application, (ii) tracks interactions between our customers and their customers (such as contact history, lead scoring, browsing and order history, online behavior and recent activities at our customer’s website that is connected with the CRM system), and (iii) generates reports and interactive dashboards on customer analytics so as to predict their customers’ preferences. Since the CRM system runs in a secure cloud computing environment, it is much less susceptible to security breaches which helps preserve data privacy, data integrity and confidentiality.

At the customer’s request, we may integrate a CRM system with the customer’s website to enable the customer to have direct access to its customer data and seamlessly integrate and connect online its marketing efforts with sales processes. The integration allows customers to better understand their customers’ online behavior, and thereby take a strategic approach in offering curated products and services as their customers’ needs evolve.

ii)      ERP system.    ERP system developed by our Operating Subsidiaries is cloud-based and customized for individual customers based on their business nature and needs. It generally covers customers’ day-to-day business activities. It automates operations within a business and integrates all essential processes of a business operation such as planning, accounting, purchasing inventory, sales, marketing, finance, credit system and supply chain operations etc. into a single system in order to streamline business operations of our customers. It centralizes data collection, generates accurate real-time data reports, which allows data to be secured and accessed without delay and if necessary, predicts future stock needs of a product to keep inventory at a healthy level. This can not only assure data integrity, but also enable customers to have a direct oversight of their organization’s performance and be well-informed to make faster and better decisions. Since various technologies may be used throughout an organization, our Operating Subsidiaries tailor the ERP application to eliminate costly duplicates and incompatible technology.

Core system development projects

To illustrate the nature of our Operating Subsidiaries’ work in the provision of system development services, the table below sets forth some examples of our software development projects performed by our Operating Subsidiaries:

Background of customer	Project summary	Commencement year of project
An established property agent company and its subsidiary in Hong Kong that focuses on business office sale or rental.	Our Operating Subsidiaries performed maintenance and modification services on this customer’s CRM system.	2021
	Our Operating Subsidiaries sold a customized CRM system to this customer which allows its salesmen and property agents to keep track of prospective customers’ level of interest, manage customer interactions, update property information and send preview links of selected properties to its customers to boost sales.	2020
A major distributor of various kinds of electronic appliances in Hong Kong with more than 36 years of operation. It distributes automobile electronics, office automation equipment, telecommunications equipment, audio-visual systems, etc. of international brands across Hong Kong, Japan, Mainland China and other Asian countries.	Our Operating Subsidiaries provided a CRM system to this customer to manage leads, customer information and product information. This customer’s sales representatives can follow up on the leads assigned to them and create sales order upon making a deal by simply selecting the corresponding customer and products, and the system would generate a quotation automatically.	2020
An investment management company in Hong Kong that helps investors manage funds and other investments.	Our Operating Subsidiaries customized a CRM system for this customer to manage information and fund subscription packages. The system allows this customer to set up return parameters of each fund and calculate the return to its customers automatically.	2021
A garment manufacturer and exporter in Hong Kong with more than 30 years of operation. It sources fabrics, and designs, manufactures and exports garments to various fashion brands overseas.	Our Operating Subsidiaries customized a CRM system and ERP system for this customer to manage its customer information, sample orders, sales contracts, packaging and delivery status. The system allows this customer to produce documents templates, record transactions and generate a ledger automatically.	2021

2.    Web and mobile application development services

We develop mobile apps and web apps for customers through Techlution. Mobile apps are built to run on specific platforms (iOS and Android) when there is an active internet connection, and can be downloaded via application stores. Meanwhile, web apps are responsive websites that adjust the size of their browsers to fit any accessing devices such as desktops, mobile and tablets, etc., and they can be accessed via an internet browser without the need of a downloading process.

Customers engage Techlution for web application and/or mobile application development services to cater to their specific needs. On a business-to-consumer basis, Techlution helps customers establish an online presence and enable their products or services to reach more end-customers. For internal management purposes, Techlution enables customers which are engaged in the distribution and logistics industry to monitor their employees who are generally working remotely from office, such as delivery drivers and couriers. For instance, Techlution designed a mobile application in 2020 for a logistics company to assign delivery tasks to the customer’s employees according to the package’s destination, manage delivery vehicles, keep track on the status of each delivery and give payment notice to its customers for its delivery services and any additional weight charges. Hence, Techlution provides one-stop customized application development services for customers from various industries, such as architectural design, logistics, airport management, property consulting, etc.

In order to create a customized mobile application or web application, Techlution provides our customers with one-stop services. The operation flow in respect of Techlution’s web and mobile application development is as follows:-

Planning stage
Meeting with customers to understand their goals, business and operational needs
Gathering and studying inputs from customers; and if necessary, research on the industry norms and general requirements of our customers' business
Defining stage
Defining the plan and listing the requirements
Planning the basic project approach based on the data gathered by us for our chief executive officer's review and presenting the idea for our customers' approval
Multiple discussions with customers to ascertain their business needs and how to address their needs, the app could be a cross-platform for Android, iPhone or Windows devices or not
Design and Build stage
Creating a design framework that delivers the required features using our user experience ("UX") design skills and programming languages such as Java Script, Go language and Python etc.
Once the design framework has been confirmed, we design the visual element of the app
Building the entire system using the chosen programming language and codes
Testing
Once the app is complete, our quality assurance team will test its functionality and verify if it works based on the given requirements.
If there are bugs and errors, the app will be examined by our software engineers for debugging and revisions and be sent back to our quality assurance team for re-test
Deploying and maintenance stage
Once the app is bug-free, stable and working based on customers' specifications, we will launch the app upon customers' satisfaction. After launch, we will maintain the app through debugging and producing version upgrades and feature enhancement.

Core applications

The table below sets forth the summary of our core web and mobile applications performed by Techlution.

Background of customer	Project summary	Commencement year of project
An architectural designer in Hong Kong that works with property management companies for the design and construction of retail stores and offices in Hong Kong.	Techlution is engaged by this customer to design an application that allows consumers who have spent money at a shopping mall to trade their earned free carparking benefits with consumers who have parked at the shopping mall.	2020
A payment technology provider in Hong Kong that provides payment gateway services to its customers, listed on the New York Stock Exchange with a market capitalization of approximately US$231.8 billion.(Note)	Techlution is engaged by this customer to design an application that scans the membership QR code of this customer’s end customers and records the amount of loyalty points gained from the respective payment, and installed the application at this customer’s payment machines.	2022
A technological service provider in Hong Kong that creates online professional legal documents and templates for its customers.	Techlution designed an application that holds a vast collection of templates and documents, which are drafted by legal professionals, such as wills, advance directives, enduring power of attorney, for elderly people and low-income families.	2021
A consulting firm in Hong Kong that drafts wills and other legal documents and provides advice to its customers.	Techlution designed an application that generates personalized wills using information and instructions provided by the testator/testatrix.	2020
A production company in Hong Kong that provides photography, event shooting and video production services.	Techlution is designing a company website which showcases this customer’s business.	2021

____________

Note:    The market capitalization value was updated on February 28, 2023.

3.      AI-OCR services

Traditional OCR

Traditional OCR is generally known as text recognition or text extraction, which allows users to extract and convert printed text from images or from documents like invoices, receipts, application forms or articles into machine-encoded text, enabling users to have a digital copy of the scanned text that is available to be edited, formatted, key-word searched as well as copied and pasted for manual data entry.

The OCR technology may seem promising as it can recognize a broad spectrum of characters, letters, digits and punctuation marks. However, the accuracy of recognizing text and data tends to be very low. OCR software users have to provide the coordinates of the text he/she wants to record from a physical document. Since the software strictly follows the coordinate for text recognition, the layout of the physical document must correspond precisely to the document template used for configuration. A traditional OCR software’s recognition ability is generally affected by the slightest variations in the length of text, the number of rows and columns or the positioning of items. For instance, if the length of a serial number exceeds the parameter of a column thereof, the software will either fail to recognize anything beyond the border or merge the serial number with the content of the adjacent column. The same applies to a date that has deviated from its original coordinates, the software will not be able to detect it on the document. The accuracy of recording the relevant text is also highly dependent on the quality of the physical document. Any blemishes or discoloration of the physical document would affect the OCR’s ability to obtain a clear scan. The user’s only option to increase the reliability of traditional OCR software is to manually monitor the results for each scan. The usage of the software is therefore severely limited by its reliability issues. Any mistakes resulting therefrom can adversely impact a business’s operation and its quality of service. In view of the above inefficiencies, we developed an AI engine to pair with the technology of OCR.

The AI-OCR software

On top of the traditional functions of OCR, the AI-OCR software can refine images, detect document types, analyze document layouts and perform advanced document-centric functions such as filtering information, producing document in various formats, generating reports and simultaneously capturing information and comprehending document contents due to application of NSL’s AI technologies. It has the ability to recognize text and data more accurately than a traditional OCR software as it is less susceptible to variables in a document. The algorithms in NSL’s AI engine are programmed to learn and recognize industry-specific items, phrases and jargons. For instance, it can understand the concept and make-up of a logo, color, size, quantity, date, place of origin, make and model of products, etc. from reading purchase orders. In fact, it can also differentiate shipping address from billing address, net weight from gross weight, serial number from reference number and seller from buyer. The AI-OCR software can thereby process documents with complex design layouts by pinpointing information that should be recorded. To streamline fault management, the AI-OCR software also checks for mistakes without the input or interference of a human-user. It therefore significantly reduces the need for manual entry of data or information that appears in images or documents. Incorporating AI technologies with OCR is certainly a solution to the challenges associated with traditional OCR software.

Real-world applications of AI-OCR software

Since the AI-OCR software is programmed to accurately process a large volume of documents of various kinds within a short span of time, it is an ideal instrument for the commercial and industrial world where mistakes are unaffordable and where there is a high demand in digitalizing documents and systematically managing the large quantities of text and data. The AI-OCR software has already been applied to a wide range of businesses as it processes invoices, receipts, car registration licenses, address proofs, purchase orders, cheques, bank-in slips, wills, bank statements, application forms, company registration forms and identification documents, etc. for our customers on a daily basis. The following are a few real-world applications of the AI-OCR software:

1.      For traditional carparks, most monthly carpark users pay their rental or licence fees by cheques, while some of them will pay by cash or credit cards. Carpark management companies are thereby required to deploy human resources to collect and deposit cheques manually, which is time consuming and not cost-effective. A well-established carpark management company in Hong Kong, being a subsidiary of a property management company listed on the Hong Kong Stock Exchange with a market capitalization of approximately HK$310.6 billion (approximately US$39.6 billion) as of February 28, 2023, has been using the AI-OCR software to automate the collection process of its carpark monthly rental or licence fees, in managing some of its carparks. Carpark users may simply upload their bank-in slips or receipts after depositing their cheques through ATMs in Hong Kong to the AI-OCR software, and the AI-OCR software would then recognize the text (including the ATM receipts or bank-in slips) from the scanned receipts and produce a payment record accordingly. The manager of a carpark management company can export reports from the AI-OCR software to check for outstanding payments, thereby monitoring the carpark’s account receivables. It eliminates the need for collecting physical cheques, copies of the bank-in slip or ATM receipts and the need for manual entry and other ancillary administrative processes, which saves time and reduces labor costs.

2.      Shopping malls are used to set up loyalty programs to incentivize consumers to shop more frequently in the shopping malls and to encourage consumers’ repeat purchase behavior. The incentive may come in various forms such as discount coupons, free car park benefits and membership points etc. The AI-OCR software is able to recognize shopping receipts of various shopping malls and determine the corresponding award to be given to the consumers, and thus, eliminates the need for manual processing of receipts and possible errors that may occur in the manual process.

3.      The AI-OCR software can also recognize identification documents and use the information thereof to auto-fill applications forms for financial institutions.

4.      Owing to the stringent regulations on anti-money laundering and counter-financing of terrorism, most companies operating in Hong Kong are obligated to conduct a “know-your-client” process to obtain client information and verify the client’s identity. The AI-OCR software can also recognize business registration certificates, identification documents of the directors and company registry forms etc. in Hong Kong. It is designed to go through a due diligence checklist, carry out follow-up protocols and generate requests of document for any missing information.

5.      The AI-OCR software can help recognize insurance claim documents and relay the extracted information to an insurance company’s ERP system for further processing.

Customers who have embraced NSL’s AI technology have been able to process documents, text and other data more efficiently and save their costs of operations. The Group believes that our AI-OCR software will help making a substantial impact on a company’s bottom line, hence it is an attractive option for companies which seek to digitally transform their business operations and alleviate their administrative burdens.

Future developments of AI-OCR software

As NSL’s AI engine has the ability to learn by experience, we are confident that its processing time and accuracy will improve over time; as the AI-OCR software gains a wider audience, we expect to extend its applications to industries we have yet to serve. We intend to promote and offer the AI-OCR services to corporations in the financial and insurance sector. When the AI-OCR software is used to recognizing new kinds of documents or for customers which operates in any new territories and environments with which it is not familiar, the AI-OCR software has demonstrated its adaptability, scalability and ability to conceptualize more industry-specific items since its first commission. In acknowledging its strong capabilities and potential, the Group believes that NSL’s AI technology can achieve greater heights as it develops analytical skills and self-learning skills.

At this moment, the AI-OCR software has yet to comprehend notions that are descriptive in nature and form opinions thereof. For instance, it cannot interpret what constitutes a “good company”. Such a high-level concept proves to be a difficult task for the AI-OCR software as it would need to acquire deductive reasoning skills and a strong accounting background to discern the qualifications of a “good company”. Nevertheless, based on NSL’s understanding of AI, the Group believes that rationality can be taught through conditioning and setting values. When the AI-OCR software achieves this ability, it may provide recommendations to auditors or professional parties in relation to the state of a company.

Despite the advanced abilities of the AI-OCR software, it requires training from NSL’s software engineers before it is ready to process documents for customers. To ensure that the AI-OCR software can cater the needs of customers, NSL requests sample documents from customers for AI-training. NSL’s software engineers use the samples to teach the software to recognize industry-specific items by manually matching items on each sample document to a specific description (i.e. date, shipping address, weight or logo), and such process needs to be repeated until it has processed enough sample documents to form a basic understanding of the items that appeared in the samples. The AI-OCR software generally needs to process approximately 30 to 50 documents to reach the stage of understanding. Based on past experience, guiding the software through large volumes of documents is a labor-intensive task. However, induction training remains necessary because documents provided by customers of different industries would entail components that are distinctive and unique to their business. To reduce NSL’s administrative burden, NSL intends to design an interface that enables customers to simply use built-in labels to tag each component on their documents in order to help the software be acquainted with components unique to their business and corporate documents.

Aside from NSL’s continuing research efforts into developing AI technologies, NSL also intends to introduce the AI-OCR software to overseas markets including Southeast Asia countries. Since NSL’s AI engine relies on its experience and database to recognize document contents, the AI-OCR software can specialize in reading particular types of documents if NSL manipulates the types of documents input into the software. It can thereby specialize in recognizing industry-specific items written in foreign languages. Since NSL is a Hong Kong-based company, the AI-OCR software has predominantly processed local documents, thus it can identify industry-specific items in languages commonly used in Hong Kong such as Chinese and English. As the Group plans to expand its customer base and extend its business overseas, NSL will further develop the AI-OCR software by uploading a large variety of foreign documents to the database of the AI-OCR software.

Core AI-OCR projects

The table below sets forth the summary of our core AI-OCR projects performed by NSL:

Background of customer	Project summary	Commencement year of project
A carpark management company in Hong Kong managing approximately 370 carparks and a wide range of transport facilities for both the private and public sectors. It is also a subsidiary of a property management company listed on the Hong Kong Stock Exchange with a market capitalization of approximately HK$310.6 billion (approximately US$39.6 billion).(Note)	NSL developed a digital operations platform that provides support to this customer’s business operation, e.g. restricting cars’ access, checking activity log, generating in/out records. It also automates monthly rental or license fee collection process by processing parking receipts, storing parking receipts, updating drivers’ transaction details, showing outstanding payment statuses and recording transactions. NSL also migrated this customer’s parking website and re-designed the website’s database architecture.	2021
An investment management company in Hong Kong which provides one-stop solution for hedge funds, private equities, family offices, brokers and financial institutions.	NSL developed an AI recognition software that recognizes the content of various documents such as Malaysian passport and address proof and auto-fills e-forms with the information thereof.	2021
A global digital transformation consulting firm with more than 1,300 professionals.	NSL developed an application programming interface that allows texts processed by the AI-OCR software to be displayed on a data dashboard.	2022

____________

Note:    Market capitalization value as of February 28, 2023.

4.      Technological support and maintenance service and other services

Technological support and maintenance service

As part of the Group’s customer retention strategy, our Operating Subsidiaries typically perform technical support and system maintenance services for customers who previously required system development services. By continuously maintaining and improving customers’ systems, our Operating Subsidiaries enable customers to focus on their business and free them from having to divert extra manpower and financial resources to ensure the smooth functioning of their systems.

Upon customer’s requests, our Operating Subsidiaries carry out technical support services and system maintenance service, which may include helping customers diagnose systems, locate system failures, retrieve account names and passwords, change system settings, inspect abnormal login activities and rectify inappropriate operations by our customers’ staff. At times, our Operating Subsidiaries may receive customer’s requests within short notice and are required provide ad-hoc system maintenance works.

Our Operating Subsidiaries typically provide a 12-month warranty period, during which they provide system maintenance to customers free of charge. The maintenance service fees incur only when customers subscribe for ongoing maintenance services after the warranty period expires. Although the revenue streams from providing technical support services and system maintenance services are relatively low compared to our project-based services, the revenue is recurring and this service requires a minimal amount of human resources.

Other services — NFT-related services

The Group also provides three types of NFT-related services — creating NFT artwork, NFT marketplace and NFT games — for customers. As of the date of this prospectus, the Group has not provided any other NFT-related ancillary services beyond the three above-mentioned services. Additionally, the Group has not owned or traded any NFT deliverables of its projects, and it does not develop or own any blockchain technologies. Due to the recent launch of

Techlution’s NFT-related services in 2022, Techlution’s provision of this service contributed a relatively small portion to our overall revenue. For the years ended September 30, 2021 and 2022, revenue generated from the provision of NFT-related services amounted to approximately nil and HK$45,000 (approximately US$5,733), representing approximately nil and 1% of our total revenue, respectively. The Group does not accept cryptocurrencies for our work to avoid price fluctuation in cryptocurrency. Nevertheless, the Group believes that the virtual economy is exponentially expanding and the NFT industry has high growth potential. Thus, along with increasing customer demands, the Group expanded its business and began the provision of NFT-related services based on each customer’s needs in 2022.

The three main areas of NFT-related businesses Techlution currently participates in are:

i)       NFT Artwork

Techlution has participated in creating NFT artwork, which is a type of digital artwork issued in the form of a crypto token, and the ownership of which can be traded on NFT marketplaces. NFTs created by Techlution are often used in customers’ marketing campaigns to promote their products or services directly to their targeted demographics, which allows customers to create unique brand experiences, increase their brand awareness, and have more interactions with their target customers through marketing and selling NFTs. Techlution has therefore created customized NFT artworks that fit with customers’ brand image, advertisements and promotional activities by outsourcing the art designing process to independent third-party designers as it does not have any in-house expertise in this respect. Notwithstanding that, Techlution takes lead in the creative process and performs all coding-related works including the development of smart contracts and minting sites. Techlution also assists customers in designing plans and strategies for launching their NFT products, such as the number of NFTs produced, membership rights, membership grading, etc.

Techlution creates NFTs that are secured on the Ethereum blockchain and it uses smart contracts which it writes the source code thereof for customers to create and issue these NFTs. A smart contract is a digital contract that is automatically executed without the involvement of an intermediary when predetermined terms and conditions are met to, among others, assign ownership of the NFT and manage transferability. Smart contracts can be assigned to one or more NFTs. Once an NFT has been created as a digital asset, the smart contract that is linked with the NFT cannot be modified. Hence, it is important for us to ensure that the source code written for the smart contract functions as intended to guarantee the security and integrity of the NFTs.

As a service provider, Techlution does not own or hold custody of any of the NFTs that it creates for customers. Techlution does not assist its customers in creating a digital wallet for NFTs; instead, customers are responsible for creating their own secure and private wallets, ensuring exclusive access to their digital assets.

During the NFT creation process and the implementation of smart contracts, Techlution generally does not request customers’ private keys, which are long alphanumeric codes generated by digital wallets that function as passwords and are used to authorize cryptocurrency transactions. Techlution generally seeks approval from customers for the publication of each smart contract. Nevertheless, in one instance, a customer granted Techlution access to their private key to facilitate the publishing of smart contracts and declaring the ownership of the NFTs linked to those smart contracts. To mitigate the risk of theft from customer’s wallets, Techlution ensured that the provided private key was linked to a new and empty wallet with no digital assets at risk.

Techlution generally strongly advises customers to prioritize security and refrain from providing their private keys. The handling of private keys by Techlution is strictly limited and only considered as a last resort in case where an NFT project requires the publication of a large number of smart contracts. For security reasons, Techlution will not in the future request or gain access to any other customers’ private keys.

To mitigate security risks and protect the interest of the customers, Techlution has implemented a stringent internal policy that sets out the procedures and measures to prevent fraud, theft, unethical business conducts or any conduct which is clearly prohibited by law. At the beginning of an NFT project, Techlution recommends customers to open a new digital wallet that does not contain any crypto assets. This ensures that no assets are at risk of being transferred out, and that none of the customers’ assets would be held in Techlution’s custody. Our CEO is then appointed as the sole designated person privy to the private keys with exclusive access at any point in time of the project. Our CEO personally requests the customer to write down his/her private key on a piece of paper and securely hand it over to our CEO for safekeeping. The private key would be kept under the custody of our CEO throughout the NFT creation process and smart-contract implementation, with no other personnel having access to or custody of the private key. To maintain privacy and security, our CEO assumes the responsibility for the final implementation of smart contracts. The private key is utilized solely for the declaration of ownership and publishing of the smart contract. Once the smart contract is published and secured on the blockchain, it does not reveal the private key to the public. As a preventative measure, our CEO is prohibited from copying, storing, disclosing, or otherwise sharing the private key. In the event that the paper with the private key is lost, our CEO must promptly inform the customer and advise them to change their private key. Upon completion of the project, our CEO ensures the secured and permanent destruction of the piece of paper with the private key and advises the customer to change the private key as soon as feasible.

Techlution generally does not have custody over any crypto assets that belongs to the customers during the NFT creation process and implementation of smart contracts. Upon completion of the NFT creation, customers will confirm with us that the NFTs have appeared in their personal digital wallet accounts, indicating the completion of Techlution’s work. Techlution charges a one-time creation fee therefrom. The NFTs created by Techlution are owned and held directly by our customers, and are freely transferable at their own will.

ii)      NFT Marketplace

NFT marketplaces are digital platforms that allow the public to launch and trade NFT projects. Techlution has assisted one of its customers to develop and set up a local NFT marketplace where users can buy, sell or create NFTs upon subscription. As a service provider, Techlution’s role is limited to providing technical support and maintenance services for the marketplace, and does not participate in the buying, selling, or creating of NFTs on the platform. The ownership and control of NFTs on the marketplace belong solely to the marketplace users.

Option of creating an NFT minting site

Techlution also provides customers with the option of creating and hosting a minting site for the launching and trading of their own NFTs. This provides customers an alternative to selling NFTs on third-party marketplaces. Unlike a NFT marketplace, the minting site is exclusively dedicated to NFTs of Techlution’s customers, allowing for greater control over the technical layout, trading methods and branding of their own.

We generate revenue through a one-time creation fee charged by Techlution, and projects in relation to NFT marketplaces are deemed completed once they have passed the user acceptance test. The ownership and management of NFT marketplace or minting site is then transferred to the customer, and Techlution no longer has access to the marketplace or minting site.

As a service provider, Techlution does not operate any NFT-related platforms or marketplaces on behalf of its customers nor does Techlution operate any NFT-related platforms or marketplaces itself, or engage in or facilitate any NFT transactions. The Group does not expect to engage in such business in the future. Therefore, the Group believes that it is less likely for us to be subject to risks related to the operation of platforms or further regulatory requirements if we remain our current business. However, the Group acknowledges that situations may change as the NFT market or regulation is evolving and its business may expand in the future. The Group is committed to operating its business in a lawful and responsible manner, and it will take all necessary steps to ensure compliance with applicable securities laws and regulations. For details in relation to regulations that we may be subject to, see “Regulations” on page 119 and “Risk Factors — Our provision of NFT-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affect our prospects or operations in this respect.” on page 25.

iii)    NFT Games

NFTs are often incorporated into NFT games. The use of NFTs in NFT games allow players to own unique digital assets within the game, such as coins, characters, weapons or even virtual land.

Techlution has been commissioned to design and develop a play-to-earn NFT game which grants its players with in-game coins or items as rewards. These rewards can be further exchanged for cryptocurrencies or converted into NFTs upon completing missions or reaching certain milestones, encouraging players to stay engaged. Techlution’s role primarily involves game development, where it utilizes video game programming to create the game’s layout, rules and mechanism. Techlution also crafts smart contracts that govern and enforce asset ownership rules, ensuring secure and immutable ownership for players over their assets. Although Techlution outsources visual game design to its suppliers, it remains as the architect of the game.

It is important to note that the game itself does not and will not contain any crypto assets. The in-game coins or items rewarded to game players are neither cryptocurrencies nor NFTs.

For in-game coins

Each time a player earns an in-game coin, the game executes a smart contract and exchanges the in-game coin with the customer’s cryptocurrencies. The in-game coin is then deducted from the player’s account accordingly, and the player in turn owns cryptocurrencies. Nevertheless, cryptocurrencies do not exist within the game environment.

For in-game items

While players have the option to use their earned in-game items to mint NFTs, these in-game items do not become NFTs within the game environment. For example, when the players opt to mint their in-game items, the game is pre-programmed to execute the smart contract and start the minting process outside of the game, thereby generating NFTs but keeping the in-game items separate.

Techlution is responsible for programming the game to activate and execute the smart contracts embedded in the game to facilitate the respective exchange and minting processes mentioned above. When the smart contracts are activated, it automatically runs through the pre-determined conditions like a checklist to approve the actions that follows.

Techlution confirms that it does not take ownership or control of any cryptocurrencies or NFTs created in relation to the NFT games. Upon delivery to customers, the smart contracts governing the ownership of cryptocurrencies or NFTs are deployed and secured on the blockchain, meaning that the smart contracts cannot be altered, modified or tampered thus ensuring the integrity of the game. Modifying the terms of the smart contract requires the creation of a new contract that supersedes the former version, with all changes being recorded and visible to the public. Since Techlution cannot modify the embedded smart contracts without leaving traceable evidence, we believe it is not necessary to impose any restrictions on accessing NFTs created in relation to the games once they are delivered to customers.

Furthermore, the NFT game does not function as a marketplace, and it does not facilitate NFT transactions within the game. Particularly, if a player purchases an NFT that represents an in-game item from an NFT marketplace and imports the NFT back into the game, the game will only recognize the item as an in-game asset but not an NFT item. If players wish to engage in NFT or cryptocurrency transactions, they may do so on their own terms using a third-party owned marketplace or cryptocurrency exchange. The NFT game also does not support any trading or sharing mechanism with regards to the in-game rewards.

Once the NFT game design project successfully passes the user acceptance test, Techlution considers it completed and receives a one-time creation fee. Following project completion, Techlution retains access to the NFT game’s server for maintenance purposes agreed upon in service contract. Maintenance services are primarily required to manage high player traffic or address minor server malfunctions by deploying additional servers or rebooting as needed. Techlution does not provide ongoing development services or game updates. Furthermore, Techlution does not receive, or in the future intend to receive, any royalties or revenue from future NFTs sales resulting from the game rewards provided to customers.

The Group has yet to accept cryptocurrencies for its work to avoid price fluctuation in cryptocurrency. Techlution is a service provider who creates NFT artworks, NFT marketplace and NFT games for customers. As of the date of this prospectus, the Group has neither provided any other NFT-related ancillary services nor owned or traded any NFT project deliverables, and the Group does not develop or own any blockchain technologies. The Group intends to do the same in the future. Nevertheless, the Group believes that the NFT industry has high growth potential in the exponentially growing crypto economy and thus, expanded its business to the provision of NFT-related services based on each customer’s needs.

Operation flow related to the NFT-related services provided by Techlution

In addition to fulfilling specific customer requests, such as creating an NFT marketplace, Techlution offers comprehensive consultation and full-packaged services to customers who are interested in NFTs but do not have a clear plan for how to participate in the market.

The operation flow in respect of the NFT-related services provided by Techlution is as follows: -

Planning stage
Meeting with customers to understand their goals and business, and if necessary, explain the basic concepts and steps required for creating NFTs
Multiple discussions with customers to ascertain their business needs and determine the NFT project type, namely the NFT artwork, NFT marketplace and NFT games, or a combination of the above.
Providing technological advice to customers and have further discussions in relation to the amount of NFTs to be created, format of the NFT, set up of NFT wallet, choice of blockchain and trading platform, the terms and conditions of the smart contract, rules of a virtual membership and how the NFT interacts with the metaverse and more
Design and development stage
Devising an operational plan for our customers' approval
Our team works with third-party designers to create customized NFTs, NFT marketplace, minting sites or game-fi related developments
Write the source code of a smart contract, assign the smart contract to one or more NFTs and designate the ownership of the NFT(s) to our customer in the smart contract
Internal audit stage
Once the smart contract has been designed, our quality assurance team will run the smart contract through an auditing program to analyze the source code and see if it follows the predetermined conditions and behaves as intended(Note)
If security vulnerabilities are discovered, the source code will be examined by our software engineers for revisions and be sent back to our quality assurance team for another round of audit
Launching stage
Once we have ensure that the smart contract will run smoothly on a blockchain, we will launch the NFT together with the smart contract on a NFT marketplace of our customers' choosing or a minting site created by us.

Note: This is an important step since a smart contract cannot be modified once it is stored on the blockchain.

NFT-related projects

The table below sets forth basic information of some of our NFT-related projects performed by Techlution: -

Background of customer	Project summary	Commencement year of project
A Hong Kong-based payment service provider that provides payment gateway with point of sales system.	Techlution is engaged by this customer to create a self-owned NFT marketplace where the customer’s end users can buy, sell or create NFTs upon subscription. Techlution is mainly responsible for advising the customer on the steps required for launching the NFT marketplace, building the NFT marketplace itself by setting up various features on the platform and ensuring that the NFT marketplace has clearly written smart contracts and a payment system in place.	2022
An investment company in Hong Kong which manages funds for investors.	Techlution is engaged by this customer to create NFT artworks and a NFT game for the customer’s investment purposes. Techlution is mainly responsible for advising the customer on the structure of the NFTs, writing the smart contract and designing the gameplay of the NFT game.	2022
A consulting company in Hong Kong that provides expert advice on market expansion.	Techlution is engaged by this customer to create an NFT minting site which features a collection of approximately 10,000 NFTs. Techlution is mainly responsible for setting up the digital platform and launching the said collection onto the platform. Techlution will also develop and launch an NFT game, which allows this customer’s end user to earn NFTs by playing the NFT game. Techlution is mainly responsible for designing the gameplay and the smart contracts therein.	2021
A Hong Kong graphic designer which designs marketing materials.	Techlution was engaged by this customer to deploy the customer’s artwork to create a collection of NFT artworks. Techlution is mainly responsible for advising the customer on the structure of the NFTs and writing the smart contract.	2022

SUPPLIERS

Our Operating Subsidiaries engage suppliers including cloud architects and service providers to provide the necessary support to our business operations.

Since the AI-OCR software processes documents with personal or confidential information, data protection has been one of the main concerns of our customers. A customer has required us to engage a cloud architect’s service to certify the data security aspects of the AI-OCR software as part of our contractual obligation. As such, we have engaged a cloud architect that has been shortlisted by our customer. Since the customer reviews its selection of cloud architects annually, we may engage in a different cloud architect each year.

Our Operating Subsidiaries engaged service providers to carry out certain works which require specific technical skills and knowledge (such as user interface design, marketing, programming, source control management, software auditing and cryptography) to save cost, expand our service scope and increase our work capacity. Two of our Operating Subsidiaries’ service providers are considered as related parties of the Company, for further details, see “Related Party Transactions”. According to the F&S Report, each IT solution project often involves a wide range of features and functions which require a large amount of human resources and the skillset of experienced specialists. Hence, IT solution service providers like our Operating Subsidiaries often have to outsource part or all of their works to fill our skills gap and cater customers’ needs. Customers may also demand our Operating Subsidiaries to complete a project within a short timeframe, and our Operating Subsidiaries may need additional resources from some service providers to satisfy unexpected customer demands.

Engaging service providers enhances our Operating Subsidiaries’ operational efficiency and allows them to dedicate more time to core business activities. The service providers work with our Operating Subsidiaries’ in-house software engineers and use their expertise to provide our Operating Subsidiaries with their insights and fresh perspectives to improve project deliverables. The management team of our Operating Subsidiaries also supervises the service providers to ensure the overall quality of work.

Although our business operation is well supported by our existing staff members, our working capacity and capability are subject to our human resources. We intend to hire more experienced talents to satisfy the increasing demand from our customers and reduce our reliance on our service providers. For the years ended September 30, 2021 and 2022, we paid an aggregate of approximately HK$1,037,372 and HK$1,903,728 (approximately US$242,519) to our service providers, respectively, representing approximately 39.93% and 55.68% of our total cost of revenue, respectively.

For the year ended September 30, 2021, there was one customer who was also our supplier. Gross profit for sales of service to this customer for the year ended September 30, 2021 was approximately HK$10,000 (approximately US$1,273). In view of (i) the existence of overlapping customers and suppliers; and (ii) our endeavors to adopt our pricing policy when determining the price for these overlapping customers and suppliers, we believe that there are no abnormal benefits to our Group or the overlapping customers and suppliers other than the profit and loss derived from the arm’s length transaction with such customers and suppliers disclosed above.

As of the date of this prospectus, the Group had not experienced any material disputes with our suppliers.

CLOUD SERVICE PROVIDER

Techlution relies on an international third-party cloud service provider (the “Cloud Service Provider”) to host its solutions. The Cloud Service Provider is a subsidiary of an American multinational technology company focusing on e-commerce, cloud computing, online advertising, digital streaming, and artificial intelligence. The Cloud Service Provider’s services are delivered to customers via a network of its server farms located throughout the world. Techlution has entered into a customer agreement with the Cloud Service Provider to subscribe for its cloud services where Techlution is provided with a third-party platform which protects it from potential security breaches and cybersecurity incidents.

The customer agreement entered into between Techlution and the Cloud Service Provider contains the following salient terms:

Contractual term	:	The agreement is generally binding and effective when Techlution clicks an “I Accept” button or checks box presented with terms of the agreement, and will remain in effect until terminated.
Responsibility	:

Techlution is generally responsible for (i) any content it uploads, (ii) properly configuring and taking appropriate action to secure, protect and backup its contents, and (iii) maintaining licenses and adhering to the license terms of any software it runs.

Data security	:	The Cloud Service Provider will implement reasonable and appropriate measures designed to help secure any content that Techlution uploads against accidental or unlawful loss, access or disclosure.
Notice of changes to the services	:

The Cloud Service Provider may change or discontinue any of the services it provides from time to time but it will provide Techlution at least 12 months’ prior notice before discontinuing a material functionality of the services Techlution is using.

Data protection	:

The Cloud Service Provider will not access or use, or disclose to any third party, any of Techlution’s data, except, in each case, as necessary to maintain or provide the services, or as necessary to comply with the law or a valid and binding order of a governmental body (such as a subpoena or court order).

Service fees	:	The Cloud Service Provider calculates and bills fees and charges monthly.

Proprietary rights of our products and services	:

The Cloud Service Provider obtains no rights under the agreement from Techlution to any content that Techlution uploads and will not use any of the said content and data about Techlution’s use of the Cloud Service Provider’s services to compete with Techlution’s products and services.

Modifications to the agreement	:

The Cloud Service Provider may modify the agreement at any time by posting a revised version of the agreement on its website or giving Techlution notice, and Techlution agrees to be bound by the modified terms by continuing to use the Cloud Service Provider’s services.

Termination	:

Techlution may terminate the agreement for any reason by providing the Cloud Service Provider notice and closing its account for all services, and the Cloud Service Provider may terminate the agreement for any reason by providing Techlution at least 30 days’ advance notice.

Effect of Termination	:

Upon termination, all Techlution’s rights under the agreement will be immediately terminated. Following closure of Techlution’s account, the Cloud Service Provider will delete any content Techlution had uploaded.

The Group confirms that, as of the date of this prospectus, there have been no material breach of the terms of the customer agreement entered into between Techlution and the Cloud Service Provider. See “Risk Factors — Risks related to our business and industry — Our business relies on the cloud infrastructure operated by a third-party international cloud operator and other service providers for our business operations, and any disruption of or interference with our use of such services would adversely affect our business, results of operations and financial condition.” on page 28.

PRICING POLICY

1)      Customized projects

All web or mobile application development projects and NFT-related service projects, and for certain system development projects, are customized projects. Our pricing policy of these customized projects is determined based on the total cost of the project:

•        For projects with a higher cost, we charge a one-off setup fee per project development. Our fees are generally collected by three stages: deposit (50%); upon issue of a user acceptance test (“UAT”) (30%); and after UAT is accepted (20%). The UAT is phrase in which the IT solution is tested by the intended user or business representative, and UAT can only be accepted once the IT solution has been deemed to be satisfactory.

•        For projects with lower cost, we charge a deposit (50%) and the remaining fee (50%) upon completion. Our fees are collected as pre-payment once quotation is signed.

2)      Non-customized projects

For system development projects, our customers are generally charged with a one-time setup fee, per-user charges (charged based on the number of users), and a subscription fee which is a recurring fee for continuous subscription of our service.

For AI-OCR services, the details for our fee breakdown is as follows:

i)       one-time setup fee for customizing user interface for our AI-OCR software. Fees are collected by three stages: before commencement of work (50%), at the last phase of system testing process where the system is tested or released by its intended market (30%), and after all existing and potential bugs in the system are removed (20%).

ii)      recurring maintenance fee for user interface; and

iii)    we charge our customers HK$0.57 (approximately US$0.07) per receipt uploaded to the system.

3)      Maintenance and enhancement services

We also provide maintenance and enhancement services to our customers. For system development projects, maintenance services are free for the first year after the system is installed. Maintenance and enhancement service fees are then charged on a monthly basis (i.e. 10% of the revenue generated from the respective project) and revenue is recognized when service is provided.

OUR OPERATIONAL PROCEDURES

As our Operating Subsidiaries provide various kinds of IT solution services ranging from CRM and ERP system development, web application and mobile application development services to AI-OCR services and NFT-related services, the operational procedures for each kind of services are different from others (for details, see the description of the different kind of services provided by our Operating Subsidiaries set out above). Nevertheless, our Operating Subsidiaries’ projects mainly include three main stages: (i) quotation and confirmation; (ii) processing and testing; and (iii) enhancement and completion. The diagram below represents the general workflow of our operations:

(i)     Quotation and confirmation.    Generally, a customer reaches us by phone or in person. After preliminary negotiation, we conduct customer interviews and prepare quotations which lists out all of the contents of the project and payment terms. If the project amount is over HK$100,000 (approximately US$12,739), the sales contract would require the approval of our chief executive officer (“CEO”) upon his review. The quotation is then issued to customer for acceptance of the contents of the service. Customer then signs off the quotation as a confirmation of our service. Invoice for first project payment is then reviewed and approved by CEO and details of invoice will be recorded.

(ii)    Processing and testing.    Once the deposit is received, our CEO or chief technical officer (“CTO”) considers the capacity of staff and assigns projects to appropriate individuals accordingly. Upon completion of services or enhancement works, our CTO reviews the works and passes to CEO for approval. A second sales invoice and UAT form will be sent to customers.

(iii)   Enhancement and completion.    If the customer finds bugs or items that have to be adjusted or rebuilt, we provide the service without additional charges. Our customer then completes the UAT form, which includes project name, testing date, content of the project tasks and customer comments. Signing and approving the UAT form indicates the completion of the project, and the system will be launched accordingly. A final invoice will then be sent to our customer.

THE GROUP’S COMPETITIVE STRENGTHS

Our cloud-based IT solutions are purpose-built for customers from a variety of industries and we have a loyal customer base

Our customers are of different scale of operations and of a variety of industries, including consulting, real estate, architectural design, carpark management, electronic payment services, logistics, investments, retail, textiles, wholesale and distribution, etc.

Based on our deep industry insights and continuous interactions with our customers through conducting multiple thorough pre-action interviews and ongoing discussions with our customers at every stage of our work, we understand the needs and requirements of individual customers and offer them IT solutions to tackle their problems throughout the lifecycle of their operations. CRM system, ERP system and AI-OCR software provided by our Operating Subsidiaries are all cloud-based, which can be accessed anywhere and anytime through the internet. Our cloud-based services reduce the burden associated with system implementation, upgrading and hosting, and enhance the user experience of our customers and of the end users. We have further expanded our business to NFT-related services to enable our customers to promote their products or services by launching their own NFTs.

While our Operating Subsidiaries’ IT solutions can be customized for each of our customers, these solutions can also integrate with the existing systems of our customers to run their daily operations. An application programming interface (“API”) is a software intermediary that allows two applications to communicate with each other, and we have developed an API that enables our customers to select various functions to be integrated into their existing systems. As our Operating Subsidiaries’ IT solutions are cloud-based which provides a universal platform for engineering work, once developed, the new APIs are automatically added to our system and readily available for future uses.

Since our Operating Subsidiaries’ solutions are deeply embedded in our customers’ operations, it contributes to a loyal customer base. Our customers often re-engage us for these IT solution services. On the other hand, due to the nature of our business, our systems often require recurring maintenance work and software updates, which also give rise to a loyal customer base. After we onboard a customer and integrate our solutions with its operation process, we incur limited incremental costs to maintain customer relationship. Thus, the high operating leverage enables us to increase margin and profitability as we scale our business.

According to the F&S Report, we are one of the few Hong Kong companies with the technological knowledge that conduct NFT-related projects. Therefore, we focus our services on customers who show an interest in NFTs. As the local government begins exploring the possibilities for the development of virtual assets and as the public gains more confidence in Web 3.0 and NFT-related businesses, we believe that the fast-growing segment has an ample growth potential. Compared with other local innovative technology companies, we are relatively experienced in developing larger scale NFT-related projects and systems. Our portfolio of NFT projects gives our customer confidence in our ability. With our vision, strong leadership, and technological capabilities, we are well-positioned to ride along the wave and hold onto the opportunities ahead.

Through diversifying our services portfolio, maintaining our market reputation and keeping a high customer retention rate, we believe that we will be less susceptible to external factors affecting our business and will be able to build a sustainable business model.

We have advanced technology capabilities

Our ability to apply advanced technologies across AI, big data and cloud to continuously innovate our IT solutions is also one of our competitive advantages. We leverage our self-developed AI technologies in developing our AI-OCR software. As part of the development process of our mobile apps, we place much emphasis on the functionality of the application and UX design, which considers constraints, contexts, screen, input, and mobility as outlines to achieve a user-friendly interface. As for our provision of NFT-related services, our software engineers deploy coding and programming skills to ensure information transparency and security issues.

We have a localized database that is not easily replaceable by other global OCR services

NSL’s AI-OCR service is also distinguished from other global OCR service providers. As our customers are mostly Hong Kong companies, documents that are uploaded to the database of the AI-OCR software are mainly specific to Hong Kong. Since the AI-OCR software is specifically trained by local Hong Kong documents, it is capable of reading documents unique to Hong Kong in terms of languages commonly used in Hong Kong. As a result, our localized system is attractive to organizations in Hong Kong as it achieves a higher-than-average precision when reading documents produced in Hong Kong. As we expand our user base, we believe that we will be able to continue to develop and improve the AI-OCR software.

As a specialist in developing AI-OCR software specially for Hong Kong organizations, we also benefit from massive data accumulated since our inception, which are critical in training our models and algorithms to continuously optimize our solutions in provision of AI-OCR services.

We have an experienced management team supported by industry talents

The success of our business draws on the knowledge and industry experience of our senior management team to deliver superior solutions and services to meet our customers’ needs and objectives. Our management team is led by our founder and CEO of the Company, Mr. Leung Tsz Him, who has more than 10 years of experience in the IT solution service industry and application development. Mr. Tam Shung Lai, Nelson, our chief technology officer who also has more than 10 years of experience in the IT industry, has been responsible for overseeing our technological development and tackling technological difficulties that arise from various projects. For details of the biography of Mr. Leung Tsz Him and Mr. Tam Shung Lai, Nelson, see “Management” in this prospectus. Our core management team members have in aggregate of more than 32 years of experience in the information technology businesses.

Aside from our management team, we had the honor to recruit Dr. Wang Yang as our adviser, who will be responsible for providing technical advices to our team, such as on the development of AI technology and the application of big data. Dr. Yang Wang is currently the Vice-President for Institutional Advancement of The Hong Kong University of Science and Technology. We also have an experienced sales and marketing team and an administration team responsible for directing and managing our daily operations, monitoring sales and managing our internal affairs. We also have competent software engineers which consist of a strong and talented team of experts in the IT solution service industry. Leveraging their respective experience in various industries, we have enhanced our operational efficiency and customer loyalty, and increased employee motivation, which, in totality, enables us to provide quality service to our customers and capture business opportunities. For details of the biographies of our management team, see ‘‘Management’’ in this prospectus.

THE GROUP’S (GROWTH) STRATEGIES

Continue to optimize our technology infrastructure and expand the scope of our IT solution offerings

We believe that maintaining up-to-date technological infrastructure and providing a wide variety of service offerings is critical in solidifying our competitive advantages. Leveraging our in-depth industry know-how and cutting-edge technology, we will continue to optimize existing systems and expand the scope of our IT solution offerings for our customers. In particular, we will (i) advance capabilities and functionality of our platform to increase cooperation with other technology solution providers; (ii) further standardize and modularize our solutions to minimize incremental labor costs for new project deliverables and reduce development time; (iii) optimize our AI engines to increase precision of document reading and expand its database to meet the demands of a wider variety of customers; and (iv) offer new services that are offered by our competitors which we currently do not provide. In order to successfully implement our growth strategies, we will continue to improve our solutions, optimize our technology infrastructure and broaden our service coverage to meet the evolving customer needs.

Enhance our brand in the market

Our team has focused heavily on building the reputation of our Company, as we believe that a strong reputation is essential in promoting our brand and gaining customer confidence to win potential customers across different industries. We have shown our ability in performing services for large and renowned enterprises in Hong Kong and we believe that the positive impact that it may bring for customer acquisition will be reflected in our Company’s financial performance in the near future. We plan to further improve our brand image by increasing marketing activities such as hosting seminars and conferences among students, industry players and potential clients. Also, we provide a variety of services to our customers. This would grant us a wider range of potential customers across industries, including traditional businesses that are not technology related. We will promote our services through different media channels using targeted campaigns to increase audience coverage. With our enhanced brand image, we believe we will be able to capture new business prospects and expand our sources of revenue.

Expand AI-OCR services to overseas markets

As the AI-OCR software and services continue to gain popularity, we have entered into preliminary discussions with a few sizeable companies engaged in estate management and carpark management. We plan to refine the AI-OCR software architect and further enhance the scalability of our solutions in this respect. Two of our customers which are Hong Kong companies use the AI-OCR software to serve end-customers in Malaysia. The AI-OCR software has proven itself to be equally capable of reading documents outside of Hong Kong. We believe that our system may be attractive to the overseas markets due to the capability of our system and similarity in technological culture and social infrastructure.

Enhance technological infrastructure and cybersecurity

We will continue to increase our researching efforts and devote our resources to further advance our technology infrastructure. We are also determined to provide our users with the most user-friendly interface and smooth user experience, optimize the AI-OCR software, increase functionality of our systems, and enhance our system security.

To sustain our cloud-based IT solutions, Techlution subscribed to cloud services to store large volumes of data and host systems developed by us. Our subscription not only eliminates our need to manage physical servers and install costly data security systems, but also significantly improves our data security standard. It provides us the comfort of knowing that all the data and information handled by us are well preserved and safeguarded, and our ability in data protection demonstrates our reliability and instills customer confidence.

EMPLOYEES

As of September 30, 2020, 2021 and 2022, we had a total of 10, 7 and 12 full-time employees serving various functions, respectively. The table below provides a breakdown of our employee number by function as of September 30, 2022:

Function	Number of Employees
Directors and Management	3
Sales, marketing and administrative staff	3
Software engineers and developers	6
Total	12

It is essential to recruit and retain experienced talents for our business development and growth. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees.

We assess the available human resources on a continuous basis to determine whether additional personnel are required to cope with our business operations and developments. During the years ended September 30, 2020, 2021 and 2022, the Group had not experienced any significant difficulties in recruiting employees.

Our employees’ remuneration packages generally include salary and benefits in compliance with applicable laws and regulations of Hong Kong. The salaries of our employees are generally determined by the employee’s seniority, position, qualification, working experience and performance. Bonuses may be paid from time to time under our discretion to incentivize our staff to complete an ad-hoc task or a specific project on a tight timeframe. We regularly assess our employees’ performance and remuneration package to attract and retain our employees. During the years ended

September 30, 2021 and 2022, our total staff costs and director’s remuneration of our Operating Subsidiaries amounted to approximately HK$2,316,696 and HK$2,424,414 (approximately US$308,723), respectively. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

We believe that the management policies, working environment, career prospects and benefits extended to our employees have contributed to building and reinforcing good employee relations and loyalty. We also believe that we have maintained a good working relationship with our employees. As of the date of this prospectus, we have not experienced any material labor dispute.

COMPETITION

According to the F&S Report, the IT solutions market in Hong Kong is considered highly competitive and fragmented with over 1,000 establishments of various scales in 2021. Our capability to compete depends in large part on our ability to follow market trends and introduce new features, provide comprehensive customer service, sustain high quality of work, build market reputation, offer competitive pricing, and maintain a top management team and developers. We will listen to our customer’s demands and continuously improve the quality, performance and consistency of our works. Competition may become more vigorous if other industry players, which are larger in scale, expand their business scope and provide the same services as ours. We would have to compete and strive for human resources, quality of work, product pricing, customer exposure, service type and brand recognition, which our competitors may have advantages over us. We may also face competition with emerging companies that offer a comparable range of services and newly established firms with similar insights as ours. Despite the competition, we believe that our core competitive advantages, as more particularly set out in ‘‘Our Competitive Strengths’’ and ‘‘Our (Growth) Strategies’’ have allowed us to rapidly stand out as a reputable cloud-based IT solutions service provider.

LEGAL PROCEEDINGS

During the years ended September 30, 2021 and 2022 and as of the date of this prospectus, we are not involved in any litigation and we are not aware of any threat of any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

INSURANCE

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus, we have maintained the following key insurance policies: (i) employees’ compensation and office insurance for our employees that include work injury under the regulatory requirements in Hong Kong; and (ii) professional indemnity insurance which provides indemnity to us against liabilities resulting from claims with respect to provision of our services for our employees.

As of the date of this prospectus, our employee and customers have not made any material insurance claim in respect of the IT solution services we provided, and we did not make any material claims on insurance.

Please refer to the section headed “Risk Factors — Risks related to our business and industry — We may not be adequately insured against losses and liabilities arising from our operations” in this prospectus for more details.

INTELLECTUAL PROPERTY

Our business is reliant on upon the creation, acquisition, use and protection of intellectual property, which may be in various forms such as software code, technology, copyright, domain names and data used and stored in our systems. While we will develop our own intellectual property such as the AI-OCR software developed by us, we may also acquire and/or license other intellectual property which is owned by third parties.

We actively seek the broadest coverage of our intellectual property rights by contractual constraints, registration of our domain names, and relying on legislation and common law protections in Hong Kong. We also avoid infringing the rights of our peers by educating and providing internal guidelines to our employees.

Trademark Application Pending in Hong Kong

As of the date of this prospectus, we had applied for the registration of the following trademark in Hong Kong which we consider to be or may be material to our business.

Trademark	Applicant
Techlution Service Limited
Techlution Service Limited

Domain name

On February 24, 2023, we have entered into a license agreement with our CEO which grant us a sole, exclusive irrevocable license to use, execute, reproduce, display, transfer, distribute, sublicense or otherwise deal with the domain names mentioned below and grants us a right of first refusal with respect to the acquisition of the said domain names. For more detailed information, see “Risk Factors — Risks related to our business and industry — If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.”

As of the date of this prospectus, we have obtained the license of following domain names:

Domain name	Registrant	Date of registration	Expiry date
techlutionservice.com	Leung Tsz Him	5/12/2018	5/12/2024
neuralsense.io	Leung Tsz Him	21/8/2019	21/8/2023
techlution.io	Leung Tsz Him	22/01/2021	22/01/2024

Other measures to avoid leakage of information and improper use of inside information

We enter into confidentiality agreements with our subcontractors before they take up any subcontracting works from us. If any subcontractors are in breach of the agreement, we are entitled to take legal actions under our agreements.

Likewise, we include a non-disclosure undertaking and non-solicitation undertaking in our employment contracts with our employees requesting them not to disclose any intellectual property and other confidential information obtained in their course of employment with us and the business or affairs of our customers and us during and after the term of their employment.

MARKETING

The sales and marketing function are performed by our sales and marketing team. Our projects generally originate from the networks of our CEO, referrals from existing clients and direct approaches by customers due to our market reputation or previous business relationships.

We also maintain a company website which provides an introduction of our company and showcases our completed projects. We also promote our services through social media, such as Facebook, Instagram and Google, by sharing successful cases, addressing market trends and posting latest news to capture potential customer’s attention to our services.

PROPERTIES

Our office is located in Hong Kong. The property owner leased 5,913 square feet of office space to an entity which subleased part of the office to our Company on March 1, 2022. The sublease can be terminated with one-month notice. We estimate that our leased office space is approximately 2,000 square feet in aggregate. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

SEASONALITY

We experience seasonal fluctuations in demand for our services and products. We generally experience lower demands for our services in July to September due to the delay in works caused by our customer’s management team’s travelling plans. We generally experience higher demands for our services in April to June due to our customer’s greater flexibility in budget. Accordingly, our financial performance during April to June, being the peak seasons, may be better than the other periods and may not accurately indicate our overall performance of the entire year. We have taken measures to maintain our performance throughout the entire year, such as maintaining sufficient manpower during peak seasons by rescheduling the rosters of our staff.

REGULATIONS

Overview of the laws and regulations relating to our business and operations in Hong Kong

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)     where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)    where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Control of exemption clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)     under section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness.

(b)    under section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

(c)     under section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and

(d)    under section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under sections 15, 16 and 17 of the Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under sections 15, 16 and 17 of the Sales of Goods Ordinance can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the CECO do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trade mark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the CECO is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Laws and regulations relating to employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5 (approximately US$4.8). Failure to comply with MWO constitutes an offence under EO.

Regulations on personal data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (‘‘PDPO’’), as amended, supplemented or otherwise modified from time to time places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed of whether it is obligatory or voluntary for him/her to supply the data and the purpose for which the data is to be used;

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; and

•        the right to request access to and to request correction of his/her personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the PDPO.

We are aware that in the conduct of our ordinary course of business, we may have to collect personal information and data of our customers and/or their customers and users. We take reasonable and appropriate measures to protect this information and data from being accessed by unauthorized third parties. We adopt internal data privacy measures to minimize the risk in processing and handling such data, and comply with applicable laws and regulations.

We may receive personal information from users and may disclose such information to our service providers, designers, marketplaces, cloud infrastructure and analytics in order to facilitate the provision of services requested by our customers. These parties function as our agents and acts in accordance with our instruction pursuant to written contracts signed between us. We expect our service providers to adopt the same privacy protection standard as is required by our privacy policy and will ensure contractual protection in future collaborations. We may be required to disclose personal information for law enforcement authorities, court orders or subpoenas, including for the purpose of meeting national security or law enforcement requirements and we or other third parties may be compelled to do so when such demand arrives.

More importantly, it is our internal control policy that we generally do not store any personal information and/or data of our customers and their customers or users in our system unless the storage is on an as-needed basis. The personal information or data obtained by us, through the provision of our AI-OCR services, would be erased instantly once the services are provided.

Regulation on copyright and intellectual property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for ‘‘secondary infringement’’ if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Pursuant to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Any use of the trade mark by third parties without the consent of the registered owner is an infringement of the trade mark.

MANAGEMENT

Directors and executive officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus:

Directors and Executive officers	Age	Position
Mr. Tsang Chun Ho, Anthony	38	Executive director and president
Mr. Choi Tan Yee	39	Executive director and chief financial officer
Mr. Leung Tsz Him	31	Chief executive officer (“CEO”)
Mr. Tam Shung Lai, Nelson	32	Chief technology officer
Mr. Li John	31	Independent non-executive director nominee*
Ms. Tang Chui Kuen	56	Independent non-executive director nominee*
Mr. Cheng Wai Hei	42	Independent non-executive director nominee*

____________

*        These individuals have accepted their nomination as of the effective date of the registration statement of which this prospectus forma a part.

Mr. Tsang Chun Ho, Anthony age 38, was appointed as our executive director and president on February 1, 2023. He is currently the managing director of Fuchsia Capital Limited. He is also currently the fund manager of the Emperor Greater China Investment Fund and the Orient Investment Fund. Mr. Tsang has more than 10 years of experience in financial investment, capital operation, corporate governance, strategic planning and mergers and acquisitions.

Mr. Tsang was an executive director, a president, a member of the executive committee and an authorized representative of Daohe Global Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 915) from December 2017 to March 2018. Since February 2023, he has been an executive director and a member of the investment committee of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643). He obtained an honorary doctor of business administration from Lincoln University College in 2019 and a master degree of business administration from Heriot-Watt University Edinburgh Business School in 2011.

Mr. Tsang was awarded the “Forbes Outstanding Leadership Award” and “World Outstanding Chinese Award” in 2022.

Mr. Choi Tan Yee, age 39, was appointed as our executive director and chief financial officer on February 1, 2023. He is currently a responsible officer for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Rainbow Capital (HK) Limited, where he is responsible for supervising and leading execution of corporate finance projects. Mr. Choi has over 15 years of experience in corporate finance, accounting and auditing.

Prior to co-founding Rainbow Capital (HK) Limited in January 2020, Mr. Choi worked in China Tonghai Capital Limited (formerly known as Quam Capital Limited) between January 2015 and December 2019, with the last position as director. Between December 2009 and December 2014, Mr. Choi worked in Somerley Capital Limited, with the last position as senior manager. He handled various initial public offerings, merger and acquisition transactions and fund-raising exercises. Mr. Choi also worked in the assurance division of Grant Thornton from 2006 to 2009. Mr. Choi was an independent non-executive director of Tempus Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6880) from May 2019 to August 2019. Since February 2023, he has been an executive director, a member of the investment committee and an authorized representative of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643).

Mr. Choi graduated from The Chinese University of Hong Kong, with a bachelor’s degree of business administration in 2005.

Mr. Leung Tsz Him, age 31, was appointed as our chief executive officer on January 1, 2023. He has also been the director of Techlution since its incorporation in November 2017 and the director of NSL since October 2022. Mr. Leung has more than 10 years of experience in the information technology industry. Prior to the establishment of Techlution, Mr. Leung worked at Simplus IO Limited where he was mainly responsible for business development, project and product management, and software development. Mr. Leung graduated from HKUSPACE with a higher diploma in computer science in 2013.

Mr. Tam Shung Lai, Nelson, age 32, was appointed as our chief technology officer on January 1, 2023. Mr. Tam has more than 10 years of experience in the information technology industry. Prior to joining our Group, Mr. Tam was a web programmer at Sphinx IT from August 2011 to January 2016 and was promoted to senior system developer from January 2016 to November 2018. In November 2018, Mr. Tam joined Gracious Leader Company Limited as an analyst programmer and business analyst and was promoted to system analyst in November 2019, before he joined Techlution in March 2020. Mr. Tam graduated from the Hong Kong Institute of Vocational Education with a higher diploma in systems development and administration. He later obtained a bachelor’s degree in computing from the Open University of Hong Kong in 2014.

Mr. Li John age 31, will serve as our independent director as of the effective date of the registration statement of which this prospectus forma a part and will be the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee.

Mr. Li has over 6 years of experience in information technology. In June 2016, he founded Ampligence, LLC, an IT services and consulting company and has since then been the chief executive officer of our company. Mr. Li obtained a bachelor’s degree in physics and applied mathematical sciences from University of California, Merced in May 2013.

Ms. Tang Chui Kuen, age 56, was appointed on January 20, 2023 to serve as our independent director as of the effective date of the registration statement of which this prospectus forma a part, and she will be the chairman of the nominating and corporate governance committee and a member of the compensation committee and audit committee.

Ms. Tang has over 19 years of experience in computer technical support, programming and web design. From July 1988 to January 1990, she was a programmer at Horns Co. In July 1991, she worked as a programmer for Australia Computing Services (H.K) Ltd, and was subsequently promoted as a business analyst in April 1992 and as an analyst programmer in January 1993. From April 1994 to August 1995, she worked at Jet Fair Computing Services Limited as a systems analyst. From December 1996 to July 1997, she became a system manager at Manyee UK Limited and subsequently joined Legends Interiors Limited as a system analyst from May 1998 to February 1999. In May 2001, she joined Lexicom Computer Service as a computer programming engineer for exactly one year, before she joined Kensington Asset Management as a computer analyst in July 2002 and left in December 2021. She was also an account payable accountant at Sterling Stone Inc. from January 2005 to June 2006. Ms. Tang obtained a higher diploma in computer studies from the City University of Hong Kong in November 1995. She later obtained a postgraduate diploma in information technology for management from Coventry University in November 1997.

Mr. Cheng Wai Hei, age 42, will serve as our independent director as of the effective date of the registration statement of which this prospectus forma a part and will be the chairman of the audit committee and a member of the compensation committee and nominating and corporate governance committee.

Mr. Cheng has over 10 years of audit and company secretarial experience. In October 2006, he joined Shu Lun Pan Horwath Hong Kong CPA Limited as a semi-senior in the audit and assurance division, and was transferred to BDO Limited due to a corporate merger in May 2009 with his last position as a senior associate in July 2010. In July 2010, he joined Inno-Tech Holdings Limited, a company previously listed on GEM of the Hong Kong Stock Exchange, as a financial controller. He also acted as the company secretary for the same company from May 2013 to August 2014 and from July 2015 to November 2015. In November 2015, he joined Win Win Way Construction Holdings Ltd. (currently known as CT Vision S.L. (International) Holdings Limited), a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 994), as chief financial officer and also acted as its company secretary since May 2016, where he was responsible for the financial and secretarial matters of the company until July 2019. From August 2019 to November 2021, he acted as the company secretary of Chi Kan Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 9913), where he was responsible for the secretarial matters of the company. In December 2021, he joined Zhicheng Technology Group Ltd. (currently known as Min Fu International Holding Limited), a company listed on GEM of the Hong Kong Stock Exchange (stock code: 8511), as a financial controller and a company secretary since January 2022, where he was responsible for the financial and secretarial matters of the company. Since November 2021, he has been the financial controller and company secretary of Min Fu International Holding Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 8511), where he is responsible for providing manufacturing solutions and relevant technical services to the company. Since February 2023, he has been the independent non-executive director of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643).

He obtained his Bachelor’s degree of arts in accounting and finance from the Leeds Metropolitan University (currently known as Leeds Beckett University) in the United Kingdom in May 2005. He obtained his Master’s degree of business administration from The Hong Kong Polytechnic University in September 2017. Since October 2011, he has been a fellow of the Association of Chartered Certified Accountants. He was admitted to Graduateship of The Institute of

Chartered Secretaries and Administrators (currently known as The Chartered Governance Institute) in February 2013 and has been an associate of The Hong Kong Institute of Chartered Secretaries (currently known as The Hong Kong Chartered Governance Institute) since May 2013.

Family relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Duties of directors

A director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Companies Act or the memorandum or articles of association of the company. A director of a company, when exercising powers or performing duties as a director, shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.

Terms of directors

Pursuant to our Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Employment agreements

We have entered into employment agreements with each of our directors and executive officers.

Mr. Tsang

Mr. Tsang is employed for an initial period of three years which will be renewed automatically thereafter for a successive one-year term unless a one-month notice of non-renewal is given by us or Mr. Tsang. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing.

For his role as the executive director of our Company, he is entitled to a fixed annual salary of approximately HK$360,000 (approximately US$45,861), which may be reviewed annually after each year of service at a rate to be determined by our Company.

Mr. Choi

Mr. Choi is employed for an initial period of three years which will be renewed automatically thereafter for a successive one-year term unless a one-month notice of non-renewal is given by us or Mr. Choi. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing.

For his role as the executive director and chief financial officer of our Company, he is entitled to a fixed annual salary of approximately HK$360,000 (approximately US$45,861), which may be reviewed annually after each year of service at a rate to be determined by our Company.

Mr. Leung

Mr. Leung is employed for a continuous term unless either we or Mr. Leung gives prior notice to terminate such employment. We may terminate his employment at any time by giving a one-month’s written notice.

For his role as the chief executive officer of our Company, he is entitled to a monthly salary of approximately HK$20,000 (approximately US$2,548).

Mr. Tam

Mr. Tam is employed for a continuous term unless either we or Mr. Tam gives prior notice to terminate such employment. We may terminate his employment at any time by giving a six-month’s written notice.

For his role as the chief technology officer of our Company, he is entitled to a monthly salary of approximately HK$45,000 (approximately US$5,733).

Ms. Tang

Ms. Tang is appointed to serve as our independent director for one year starting from the date our Company’s registration statement on Form F-1 in connection with this offering is declared effective by the SEC.

For her role as an independent director of our Company, she will be entitled to a monthly salary of approximately HK$25,000 (approximately US$3,185).

As of the date of this prospectus, each of Mr. Li and Mr. Cheng has not entered into employment agreement with our Company.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers, except for Mr. Li and Mr. Cheng, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Compensation of Directors

For the years ended September 30, 2021 and 2022, we have not paid any compensation to our directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We do not have any agreements with our directors that provide benefits upon the termination of employment.

Alpha entered into a Sales and Purchase Agreement with Mr. Leung and his spouse (the “Sellers”) for the purchase of our Operating Subsidiaries on October 10, 2022 and as amended and supplemented by an addendum on March 23, 2023 (the “Sales and Purchase Agreement”). Pursuant to the Sales and Purchase Agreement, if the aggregate amount of the actual net profit before tax (excluding extraordinary items and after elimination our inter-company transactions) of our Operating Subsidiaries for the three financial years ending December 31, 2025 (“Profit Guaranteed Period”) attributable to the customers solely introduced by the Sellers is greater than the Guaranteed Profit (as defined below), Mr. Leung, being one of the Sellers, shall be entitled to a bonus calculated as follows (the “Bonus”):

(A (Note 1) – Guaranteed Profit (Note 2)) x 50%

Notes:

(1)    A means the part of the actual net profit before tax (excluding extraordinary items and after elimination of our inter-company transactions between Techlution and NSL) generated by the previous customers, existing customers as at the date of the Sales and Purchase Agreement and the new customers introduced to our Operating Subsidiaries solely by the Sellers for the three financial year ending December 31, 2025.

(2)    Guaranteed Profit means HK$7,400,000 (approximately US$942,699).

If the aggregate amount of the actual net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between Techlution and NSL) of our Operating Subsidiaries for the Profit Guaranteed Period falls short of the Guaranteed Profit, Mr. Leung shall meet such shortfall in the subsequent two financial years, failing which, Mr. Leung shall pay the amount of any shortfall in cash to us within 15 days after the issue of the audited financial statements of our Operating Subsidiaries for the financial year ending December 31, 2027.

Equity compensation plan information

We have not adopted any equity compensation plans.

Outstanding equity awards at financial year-end

As of September 30, 2021 and 2022, we had no outstanding equity awards.

Involvement in legal proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled company

Upon completion of this offering, our largest shareholder, Ms. Ma Xiaoqiu, will beneficially own approximately [•]% (assuming no exercise of the over-allotment option) of the aggregate voting power of our outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited. As a result, we may be deemed to be a “controlled company” within the meaning of the Nasdaq listing standards. Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Currently, we do not expect to rely on the exemption from the corporate governance requirements under Nasdaq Listing Rules. We could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Board of directors

Our board of directors will consist of five directors, comprising two executive directors and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. We also achieved gender diversity by having one female independent director out of the total of three independent directors. Our board of directors is well balanced and diversified in alignment with the business development and strategy of our Group.

Committees of the board of directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee

Our audit committee will consist of Mr. Li John, Ms. Tang Chui Kuen and Mr. Cheng Wai Hei and is chaired by Mr. Cheng Wai Hei. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and the corporate governance rules of Nasdaq. We have determined that Mr. Cheng Wai Hei qualifies as an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board of directors.

Compensation committee

Our compensation committee will consist of Mr. Li John, Ms. Tang Chui Kuen and Mr. Cheng Wai Hei and is chaired by Mr. Li John. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and corporate governance committee

Our nominating and corporate governance committee will consist of Mr. Li John, Ms. Tang Chui Kuen and Mr. Cheng Wai Hei and is chaired by Ms. Tang Chui Kuen. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•        reviewing annually with the board of directors the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board of directors and advising the board of directors with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board of directors as a whole.

Foreign private issuer exemption

Following the completion of this offering, we will be a “foreign private issuer” under the securities laws of the U.S. and Nasdaq’s corporate governance standards. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other corporate governance matters

Public Companies that qualify as a “controlled company” with securities listed on the Nasdaq Stock Market, must comply with the exchange’s continued listing standards to maintain their listings. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Upon completion of this offering, Ms. Ma Xiaoqiu will beneficially own approximately [•]% (assuming no exercise of the over-allotment option) of the aggregate voting power of our outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited, the companies wholly owned by Ms. Ma Xiaoqiu. As a result, Ms. Ma Xiaoqiu has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

RELATED PARTY TRANSACTIONS

Employment agreements

See “Management — Employment agreements”.

Material transactions with related parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related party	Nature of relationship	Business nature
Simplus IO Limited (“Simplus”)

Mr. Leung Tsz Him (“Mr. Leung”) is the registered owner of Simplus, which is beneficially owned as to 30% by Mr. Leung and the remaining shareholding by three independent third parties.

Mr. Leung is the CEO of the Company.

It develops and maintains an app-building platform which allows users to build and customize their application by dragging and dropping items on internet browsers. It also operates a proprietary compiler which converts various coding languages into native languages for Android and iOS application developments.

ProAlgories Limited	It is solely owned and controlled by the spouse of Mr. Leung.	It provides human resources for startups and IT solution service providers.

Amount due from a related party

	As of September 30,				As of the date of this prospectus
	2020	2021	2022	2022
	HK$	HK$	HK$	US$	HK$	US$
Mr. Leung	638,251[1]	1,747,422	1,343,240	171,118	—	—

Amount due to a related party

	As of September 30,				As of the date of this prospectus
	2020	2021	2022	2022
	HK$	HK$	HK$	US$	HK$	US$
Simplus IO Limited	610,869[1]	1,103,569	1,065,569	135,745	—	—
Mr. Leung	—	—	—	—	213,779[1]	27,234[1]

As of September 30, 2020, 2021 and 2022, our due from a related party mainly represented expenses paid by the Company on behalf of Mr. Leung, and the fund advance made by our Company to Mr. Leung for his personal use, which were unsecured, interest-free and repayable on demand. Such amount has been repaid as of the date of this prospectus.

As of September 30, 2020, 2021 and 2022, our amount due to a related party mainly represented the expenses paid by Simplus IO Limited on behalf of our Company and were unsecured, interest-free and repayable on demand. The balance has been settled as of the date of this prospectus. As of the date of prospectus, our amount due to related party mainly represented certain expenses paid by Mr. Leung on behalf of our Company and were unsecured, interest-free and repayable on demand. The balance will be settled upon listing.

Note 1: The figures have not been audited.

Transactions with related parties

		For the year ended September 30,				For the period from October 1, 2022 to May 10, 2023
Name of related parties	Nature	2020	2021	2022	2022
		HK$	HK$	HK$	US$	HK$	US$
ProAlgories Limited	(System development service revenue)/Management fee	100,000[1]	(40,000)	400,000	50,957	110,000[1]	14,013[1]

Simplus IO Limited	Rental expenses	177,000[1]	345,383	151,923	19,354	—	—
	Management fee	323,700[1]	1,000,392	839,000	106,882	200,000[1]	25,478[1]
		500,700[1]	1,345,383	990,923	126,235	200,000[1]	25,478[1]

The management fees paid to Simplus IO Limited and ProAlgories Limited represented fees charged by Simplus IO Limited and ProAlgories Limited for the provision of human resources to assist the Group in executing its projects during the years ended September 30, 2020, 2021 and 2022.

According to the F&S Report, the timeframe for projects within the IT solution service industry may vary extensively depending on the size and scope of the project, and ad-hoc tasks are commonly requested by customers, thus it can be difficult for IT solution service providers to accurately predict the demand of their services. Our Operating Subsidiaries, as cloud-based IT solution service providers, had faced such challenges in the past two years since customers would require them to provide project deliverables within a short period of time or accelerate project timelines when they have already reached the limit of their working capacity. Nevertheless, our Operating Subsidiaries strive to fulfill their customers’ needs to strengthen their business relationship with the customers in order to remain competitive in the industry. Our Operating Subsidiaries’ aim is to deliver service in a swift manner without compromising the quality of project deliverables and ensure that services maximize the convenience offered to our customers. At times of need, our related parties would assign the necessary human resources to assist our staff at completing specific tasks or projects.

Our engagement to the related parties who were also our service providers was an interim measure taken by us on an as-needed basis in light of the unexpected demands of our services during the years ended September 30, 2020, 2021 and 2022. Our transactions with the related parties were entered into in the ordinary and usual course of business of our Group and the terms of such transactions were determined at arm’s length negotiations and were no less favorable to our Group than terms offered by independent third parties. We are charged monthly for their services rendered and the monthly fee is calculated based on the number of team of staff assigned to us, the salary of the team of staff seconded to us and the number of their working days. For the years ended September 30, 2020, 2021 and 2022, the total amount of management fees incurred by us was approximately HK$423,7001, HK$1,000,392 and HK$1,239,000 (approximately US$157,838), respectively, representing approximately 60.1%1, 38.50% and 36.24% of our total cost of revenue, respectively. Although engaging related parties as service providers is a cost-effective method which affords us the flexibility in hiring full-time talents, we intend to increase our recruiting efforts and hire more experienced IT talents to provide the necessary support for labor-intensive projects and satisfy the increasing demand from our customers. As of February 8, 2023, the Group has terminated all transactions with the related parties to eliminate any form of reliance on them.

The rental expenses paid to Simplus IO Limited were for the leasing of the Group’s former office located at Unit 8C, 8/F, Hung To Centre, 94-96 How Ming Street, Kwun Tong, Kowloon, Hong Kong since January 2020. The monthly rental was HK$18,000 (approximately US$2,293) from January 2020 to September 2020, HK$36,000 (approximately US$4,586) from October 2020 to June 2021 and HK$38,000 (approximately US$4,841) from July 2021 to February 2022.

Rental expense is currently paid to a third party who is also the Group’s customer for the sub-leasing of the Group’s office located in Unit B, 12/F, 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The monthly rental is HK$38,400 (approximately US$4,891) and the monthly service fee is HK$10,363.3 (approximately US$1,320) since 1 March 2022.

Note 1: The figures have not been audited.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

Percentage of beneficial ownership of each listed person after capitalization but prior to this offering is based on [13,250,000] Ordinary Shares outstanding as of the date of this prospectus. The percentage of Ordinary Shares beneficially owned after the offering is based on [            ] Ordinary Shares outstanding following the sale of [            ] Ordinary Shares, assuming no exercise of the over-allotment option by the underwriter. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Ordinary Shares. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we have five shareholders of record, none of which are located in the United States. All our officers, directors and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) will be subject to lock-up agreements. See “Shares Eligible for Future Sale — Lock-up agreements.”

	Ordinary Shares beneficially owned after capitalization prior to this offering		Ordinary Shares beneficially held immediately after this offering(5)
	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and Executive Officers:
Mr. Tsang Chun Ho, Anthony	397,500	3.00%	397,500	[ ]	%
Mr. Choi Tan Yee	—	—	—	—
Mr. Leung Tsz Him	—	—	—	—
Mr. Tam Shung Lai, Nelson	—	—	—	—
Mr. Li John	—	—	—	—
Ms. Tang Chui Kuen	—	—	—	—
Mr. Cheng Wai Hei	—	—	—	—
All directors and executive officers as a group (seven individuals):	397,500	3.00%	397,500	[ ]	%

5% or Greater Shareholders:
Wittelsbach Group Holdings Limited(1)(4)	6,757,500	51.00%	[ ]	[ ]	%
Hanoverian International Group Limited(2)(4)	2,915,000	22.00%	[ ]	[ ]	%
Zihua Shengshi Holding Group Limited(3)	2,517,500	19.00%	[ ]	[ ]	%

____________

*        The business address of our directors and executive officers is Unit B, 12/F, 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(1)      Represents 6,757,500 ordinary shares held by Wittelsbach Group Holdings Limited, a company limited by shares established in the British Virgin Islands. Wittelsbach Group Holdings Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Wittelsbach Group Holdings Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(2)      Represents 2,915,000 ordinary shares held by Hanoverian International Group Limited, a company limited by shares established in the British Virgin Islands. Hanoverian International Group Holdings Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Hanoverian International Group Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(3)      Represents 2,517,500 ordinary shares held by Zihua Shengshi Holding Group Limited, a company limited by shares established in Hong Kong. Zihua Shengshi Holding Group Limited is wholly owned by Mr. Liu Yan. The registered address of Zihua Shengshi Holding Group Limited is Rooms 1318-19. 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong.

(4)      Wittelsbach Group Holdings Limited and Hanoverian International Group Limited are Selling Shareholders as set forth in the Resale Prospectus and are selling their shares pursuant to the Resale Prospectus.

(5)      The Selling Shareholders are under no obligation to sell any shares pursuant to the Resale Prospectus, however, for the purpose of calculating the Ordinary Shares beneficially owned by them, we assume that the Selling Shareholders will sell all of the Ordinary Shares offered for sale pursuant to the Resale Prospectus.

DESCRIPTION OF SECURITIES

We were incorporated as a BVI business company under the BVI Companies Act, in the BVI on October 5, 2022 under the name “Alpha Technology Group Limited”, company no. 2108861. As of the date of this prospectus, we are authorized to issue a maximum of 50,000 Ordinary Shares with a par value of US$1.00 each.

The following are summaries of the material provisions of our Memorandum and Articles of Association and the BVI Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. At the completion of this offering, there will be [            ] Ordinary Shares issued and outstanding, assuming no over-allotment option is exercised.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ATGL” provided that we pay the balance of our entry fee and show that we will have [            ] round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation, at Bayside Center 1, 17755 North US Highway 19, Suite No. 140, Clearwater, FL 33764.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Companies Act.

Voting rights

Pursuant to our Memorandum of Association, each share of our Company confers upon the shareholder of our Company: (a) the right to one vote at a meeting of the shareholders or on any resolution of shareholders of our Company; (b) the right to an equal share in any distribution paid by our Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

Any director of our Company may convene meetings of the shareholders of our Company at such times and in such manner and places within or outside the BVI as the director considers necessary or desirable. Upon the written request of shareholders of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders of our Company. The director of our Company convening a meeting shall give not less than seven days’ notice of a meeting of shareholders of our Company to: (a) those shareholders whose names on the date the notice is given appear as shareholders of our

Company in the register of members of our Company and are entitled to vote at the meeting; and (b) the other directors of our Company. The director of our Company convening a meeting of shareholders of our Company may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders of our Company is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares of our Company or class or series of shares of our Company entitled to vote on resolutions of shareholders of our Company to be considered at the meeting. A quorum may comprise a single shareholder of our Company or proxy and then such person may pass a resolution of shareholders of our Company and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders of our Company. If within two hours from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders of our Company, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the shares of our Company or each class or series of shares of our Company entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

At any meeting of the shareholders of our Company, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll, then any shareholder of our Company present in person or by proxy who objects the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken. If a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner as the Chairman shall direct. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

Protection of minority shareholders

The BVI Companies Act provides that if a company or a director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the BVI Companies Act or the memorandum or articles of association of the company, the BVI High Court (Court) may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Companies Act or the memorandum or articles or association of the company.

The BVI Companies Act also contains provisions allowing the Court, on the application of a member of a company, to grant leave to the member to (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. No proceedings brought by a member or in which a member intervenes with the leave of the Court may be settled or compromised or discontinued without the approval of the Court. Under the BVI Companies Act, a member of a company may bring an action against the company for breach of a duty owed by the company to him or her as a member.

In the case where a member of a company brings proceedings against the company and other members that have the same or substantially the same interest in relation to the proceedings, the Court may appoint that member to represent all or some of the members having the same interest and may, for that purpose, make such order as it thinks fit, including an order (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Companies Act provides that a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may make an application to the Court. If the Court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limiting the generality of the section 184I of the BVI Companies Act, one or more of the following orders: (a) in the case of a member, requiring the company or any other person to acquire the member’s shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum or articles of association of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the BVI Insolvency Act on the grounds specified in section 162(1)(b) of that Act; (g) directing the rectification of the records of the company; or (h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Companies Act or the memorandum or articles of association of the company. None of the foregoing orders may be made against the company or any other person unless the company or that person is a party to the proceedings in which the application is made.

A member or the BVI Registrar of Corporate Affairs may apply to the Court ex parte or upon such notice as the Court may require, for an order directing that an investigation be made of the company and any of its affiliated companies. If, upon such an application, it appears to the Court that: (a) the business of the company or any of its affiliates is or has been carried on with intent to defraud any person; (b) the company or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (c) persons concerned with the incorporation, business or affairs of the company or any of its affiliates have in connection therewith acted fraudulently or dishonestly, the Court may make any order it thinks fit with respect to an investigation of the company and any of its affiliated companies by an inspector, who may be the Registrar of Corporate Affairs.

The BVI Companies Act provides that a member of a company is entitled to payment of the fair value of his or her shares upon dissenting from any of the following:

(1)    a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(2)    a consolidation, if the company is a constituent company;

(3)    any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including:

(i)     a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii)    a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii)   a transfer pursuant to the power described in section 28(2) of the BVI Companies Act;

(4)    a redemption of his or her shares by the company pursuant to section 176 of the BVI Companies Act; and

(5)    an arrangement, if permitted by the Court.

Pre-emptive rights

Pursuant to our Memorandum and Articles of Association, section 46 of the Companies Act (Pre-emptive rights) does not apply to the Company.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Pursuant to our Memorandum of Association, our board of directors may not resolve to refuse or delay the transfer of a share of our Company unless the shareholder of our Company has failed to pay an amount due in respect of the share of our Company.

Liquidation

(i)     Where the business company is solvent

Where it is proposed to liquidate a solvent business company (that is, the company either has no liabilities or it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities), the directors of the company shall (a) make a declaration of solvency in the approved form stating that, in their opinion, the company is and will continue to be able to discharge, pay or provide for its debts as they fall due and the value of its assets equals or exceeds its liabilities, and (b) approve a liquidation plan specifying: (i) the reasons for the liquidation of the company, (ii) their estimate of the time required to liquidate the company, (iii) whether the liquidator is authorised to carry on the business of the company if he determines that to do so would be necessary or in the best interests of the creditors or members of the company, (iv) the name and address of each individual to be appointed as liquidator and the remuneration proposed to be paid to each liquidator, and (v) whether the liquidator is required to send to all members a statement of account prepared or caused to be prepared by the liquidator in respect of his or her actions or transactions. The liquidation of a company commences at the time at which the notice of the voluntary liquidator’s appointment is filed.

Pursuant to section 203(1) of the BVI Companies Act, a voluntary liquidator shall not be appointed under section 199 of the BVI Companies Act by the directors or the members of a company if (a) an administrator or liquidator of the company has been appointed under the BVI Insolvency Act; (b) an application has been made to the Court to appoint an administrator or a liquidator of the company under the BVI Insolvency Act and the application has not been dismissed; (c) the person to be appointed voluntary liquidator has not consented in writing to his or her appointment; (d) the directors of the company have not made a declaration of solvency complying with section 198 of the BVI Companies Act; (e) the directors have not approved a liquidation plan under section 198(1)(b) of the BVI Companies Act; or (f) the voluntary liquidator is not qualified pursuant to BVI Companies Regulations made under section 199(5) of the BVI Companies Act. A resolution to appoint a voluntary liquidator under Part XII of the BVI Companies Act in the circumstance referred to in section 203(1) of the BVI Companies Act is void and of no effect.

A resolution to appoint a voluntary liquidator is void and of no effect unless the voluntary liquidator files notice of his or her appointment on or before the 14th day following the date of the resolution.

Within 14 days of the date of his or her appointment, the voluntary liquidator is required to file a notice of his or her appointment in an approved form, the declaration of solvency made by the directors and a copy of the liquidation plan, with the BVI Registrar of Corporate Affairs. He or she is also required, within 30 days of the commencement of the liquidation, to advertise notice of his or her appointment in the manner prescribed.

With effect from the commencement of the voluntary liquidation of a company, the voluntary liquidator has custody and control of the assets of the company.

However, the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which the creditor has a security interest will not be affected.

With effect from the commencement of the voluntary liquidation of a company, the directors of the company remain in office but they cease to have any powers, functions or duties other than those required or permitted under Part XII of the BVI Companies Act.

The directors, after the commencement of the voluntary liquidation, may authorize the liquidator to carry on the business of the company if the liquidator determines that to do so would be necessary or in the best interests of the creditors or members of the company where the liquidation plan does not give the liquidator such authorization, and exercise such powers as the liquidator, by written notice, may authorize them to exercise.

The members of a company may, by resolution, appoint an eligible individual as an additional voluntary liquidator to act jointly with the voluntary liquidator or voluntary liquidators already appointed.

Subject to the BVI Companies Act, the Court may, at any time after the appointment of a voluntary liquidator under section 199 of the BVI Companies Act and before completion of the voluntary liquidation and filing of a statement of completion of the liquidation in accordance with section 208 of the BVI Companies Act, make an order terminating the liquidation if it is satisfied that it would be just and equitable to do so. Where such an order is made, the company ceases to be in voluntary liquidation and the voluntary liquidator ceases to hold office with effect from the date of the order or such later date as may be specified in the order.

A voluntary liquidator shall, upon completion of a voluntary liquidation, file a statement that the liquidation has been completed and upon receiving the statement, the BVI Registrar of Corporate Affairs shall strike the company off the BVI Register of Companies and issue a certificate of dissolution in the approved form certifying that the company has been dissolved. The dissolution of the company is effective from the date of the issue of the certificate.

Immediately following the issue by the BVI Registrar of Corporate Affairs of a certificate of dissolution, the person who, immediately prior to the dissolution, was the voluntary liquidator of the company shall cause to be published in the Gazette, a notice that the company has been struck off the BVI Register of Companies and dissolved.

(ii)    Where the business company is insolvent

If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he or she shall forthwith send a written notice to the Official Receiver in the approved form.

The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors meeting shall be treated as if it were the first meeting of the creditors of a company called under section 179 of the BVI Insolvency Act by a liquidator appointed by the members of a company and, sections 179 and 180 of the BVI Insolvency Act shall apply to the calling and holding of such a meeting.

Where a voluntary liquidator is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the Court ex parte for the appointment of himself or herself or an eligible licensed insolvency practitioner as the liquidator of the company and the Court may make the appointment subject to such conditions as it considers appropriate.

From the time that an appointed liquidator first becomes aware that the company is not, or will not be, able to pay its debts he or she shall conduct the liquidation as if he or she had been appointed liquidator under the BVI Insolvency Act.

The BVI Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator.

Forfeiture of Ordinary Shares

Our Company’s shares that are not fully paid on issue are subject to the forfeiture provisions set forth in our Articles of Association. For this purpose, shares of our Company issued for a promissory note or a contract for future services are deemed to be not fully paid. A written notice of call specifying the date for payment to be made shall be served on the shareholder of our Company who defaults in making payment in respect of the shares of our Company. The written notice of call referred to in our Articles of Association shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the shares of our Company, or any of them, in respect of which payment is not made will be liable to be forfeited. Where a written notice of call has been issued pursuant to our Articles of Association and the requirements of the notice have not been complied with, the directors may, at any time before tendering of payment, forfeit and cancel the shares of our

Company to which the notice relates. Our Company is under no obligation to refund any money to the shareholder of our Company whose shares of our Company have been canceled pursuant to our Articles of Association, and that shareholder of our Company shall be discharged from any further obligation to our Company.

Redemption of Ordinary Shares

Pursuant to our Articles of Association, our Company may purchase, redeem or otherwise acquire and hold its own shares save that own Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders of our Company whose shares of our Company are to be purchased, redeemed or otherwise acquired unless our Company is permitted by the Companies Act or any other provision in the Memorandum of Association or Articles of Association to purchase, redeem or otherwise acquire the shares of our Company without their consent.

Variation of rights

The rights attached to shares as specified in our Memorandum of Association may only, whether or not our Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

Division and combination of shares.

Pursuant to the Companies Act and subject to our Memorandum and Articles of Association, our Company may (a) divide its shares, including issued shares, into a larger number of shares; or (b) combine its shares, including issued shares, into a smaller number of shares. Division or combination of shares, including issued shares, of a class or series, shall be for a larger or smaller number, as the case may be, of shares in the same class or series. Our Company shall not divide its shares if it would cause the maximum number of shares that our Company is authorised to issue by our Memorandum of Association to be exceeded. Where par value shares are divided or combined under section 40 of the Companies Act, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

Inspection of books and records

A member of a company is entitled, on giving written notice to the company, to inspect the memorandum and articles of association, the register of members, the register of directors, and minutes of meetings and resolutions of members. Of those classes of members of which he or she is a member, and to make copies of or take extracts from the documents and records maintained at the office of the registered agent of the company. Subject to the Memorandum and Articles of Association of the company, its directors may refuse or limit the member’s access to the register of members, register of directors or minutes/resolutions of members or part of any such documents, including limiting the making of copies or the taking of extracts from the records, if they believe that such inspection would be contrary to the company’s interests. The directors are required, as soon as reasonably practicable, to notify the member concerned. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

The BVI Companies Act requires a business company to keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members. The minutes of meetings and resolutions of members and of classes of members, and the minutes of meeting of directors and committees of directors are required by the BVI Companies Act to be kept at the office of the company’s registered agent or at such other places, within or outside the BVI, as the directors may determine. A company shall keep at the office of its registered agent the memorandum and articles of association of the company, the register of members (or a copy thereof), the register of directors (or a copy thereof) and copies of all notices and other documents filed by the company in the previous ten years. The BVI Companies Act requires a company to have a common seal and an imprint of the seal shall be kept at the office of its registered agent.

A business company is required to keep a register of members containing the names and addresses of the persons who hold registered shares in the company, the number of each class and series of registered shares held by each member, the date on which the name of each member was entered in the register of members and the date on which any person ceased to be a member. The register of members may be in such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The entry of the name of a person in the register of members as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person.

The BVI Companies Act requires a business company to keep a register known as a register of directors containing the particulars as prescribed under the BVI Companies Act. The register of directors is prima facie evidence of any matters directed or authorised by the BVI Companies Act to be contained therein. A company shall file for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors. A company that has filed for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors shall, within 30 days of any changes occurring, file the changes in the register by filing a copy of the register containing the changes.

Issuance of Ordinary Shares

Subject to the Companies Act and to our Memorandum and Articles of Association, shares in our Company may be issued, and options to acquire shares in our Company granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

Differences in Corporate Law

The BVI Companies Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the BVI Companies Act, two or more companies may merge or consolidate in accordance with Part IX of the BVI Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the members entitled to vote at a meeting of members and the transaction is approved or ratified by a resolution of members; or (b) the company received fair value for the transaction.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Pursuant to section 179(1) of the BVI Companies Act, a member of a company is entitled to payment of the fair value of his or her shares upon dissenting from (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including (i) a disposition pursuant to an order of the Court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or (iii) a transfer pursuant to the power described in section 28(2) of the BVI Companies Act; (d) a redemption of his or her shares by the company pursuant to section 176 of the BVI Companies Act; and (e) an arrangement, if permitted by the Court.

A member who desires to exercise his or her entitlement under section 179(1) of the BVI Companies Act, shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with the BVI Companies Act or where the proposed action is authorized by written consent of members without a meeting. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the action is taken. Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action. A member who dissents shall do so in respect of all shares that he or she holds in the company.

Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his or her shares.

Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company, or the consolidated company shall make a written offer to each dissenting member to purchase his or her shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his or her shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his or her shares.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Indemnification of directors and officers

Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Expenses, including legal fees, incurred by a director or a former director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director or the former director, as the case may be, to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the company. In the case of a former director, the undertaking to be furnished by such former director may also include such other terms and conditions as the company deems appropriate.

A company may purchase and maintain insurance in relation to any person who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132 of the BVI Companies Act.

Under our Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

A director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Companies Act or the memorandum or articles of association of the company. A director of a company, when exercising powers or performing duties as a director, shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

The BVI Companies act provides that subject to the memorandum or articles of a company, an action that may be taken by members of the company at a meeting of members may also be taken by a resolution of members consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice. Pursuant to our Memorandum and Articles of Association, an action that may be taken by the shareholders of our Company at a meeting may also be taken by a resolution of shareholders of our Company consented to in writing, without the need for any notice, but if any resolution of shareholders of our Company is adopted otherwise than by the unanimous written consent of all shareholders of our Company, a copy of such resolution shall forthwith be sent to all shareholders of our Company not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders of our Company. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a resolution of shareholders of our Company have consented to the resolution by signed counterparts. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

Pursuant to our Articles of Association, upon the written request of shareholders of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders of our Company. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting either. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Articles of Association, a director of our Company may be removed from office, with or without cause, by a resolution of shareholders of our Company passed at a meeting of shareholders of our Company called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the votes of the shareholders of our Company entitled to vote, or with cause, by a resolution of directors of our Company passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding Up

Under our Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders of our Company or by resolution of directors of our Company. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, the rights attached to shares as specified in our Memorandum of Association may only, whether or not our Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

Amendment of governing documents

Subject to clause 8 of our Memorandum and Articles of Association, our Company may amend our Memorandum of Association or our Articles of Association by a resolution of shareholders of our Company or by a resolution of directors of our Company, save that no amendment may be made by a resolution of directors of our Company:

(a)     to restrict the rights or powers of the shareholders of our Company to amend our Memorandum of Association or our Articles of Association;

(b)    to change the percentage of shareholders of our Company required to pass a resolution of shareholders of our Company to amend our Memorandum of Association or our Articles of Association;

(c)     in circumstances where our Memorandum of Association or our Articles of Association cannot be amended by the shareholders of our Company; or

(d)    to Clauses 7, 8 or 9 or 12 of our Memorandum of Association. Any amendments to our Memorandum of Association or our Articles of Association are effective from the date it is registered by the Registry of Corporate Affairs in the BVI or from such other date as may be ordered by the BVI Court under section 13(5) of the Companies Act. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have [          ] outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [          ] Ordinary Shares will be publicly held by investors participating in this offering, and [          ] Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person, who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the reporting requirements under Exchange Act for a period of at least ninety (90) days immediately before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Ordinary Shares then outstanding, which will equal approximately [          ] Ordinary Shares immediately after the closing of this offering; or

•        the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 of the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expire.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

future prospects and may increase the risks associated with your investment.

Lock-up agreements

Our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days from the date of this prospectus, without the prior written consent of Prime Number Capital LLC. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

Material U.S. federal income tax considerations for U.S. holders

Material tax consequences applicable to U.S. holders of our ordinary shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

         If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive foreign investment company (“PFIC”) consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we are not expected to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Dividends and other distributions” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Dividends and other distributions

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) is satisfied due to the tax treaty and that the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Disposition of our Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information reporting and backup withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 30%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

Transfer reporting requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE LAWS OF THEIR COUNTRY OF CITIZENSHIP, RESIDENCE OR DOMICILE.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

Hong Kong profits taxation

Our Operating Subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ‘‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 (approximately US$254,784) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 (approximately US$254,784) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2021 and 2022 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 (approximately US$254,784) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000 (approximately US$254,784).

Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax expense amounted to HK$24,554 (approximately US$3,128) for the year ended September 30, 2021 and HK$73,323 (approximately US$9,341) for the year ended September 30, 2022. Our effective tax rate was -2.57% and -2.83% for the two years ended September 30, 2021, and 2022, respectively.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Prime Number Capital LLC, or the Representative, to act as the representative of the underwriters named below. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase from us, and we have agreed to sell to them, the number of Ordinary Shares set forth opposite its name below, at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Prime Number Capital LLC
[ ]	[ ]
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$          per share. The underwriter may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$          per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

All sales of Ordinary Shares in the United States will be made through United States registered broker-dealers. Sales of Ordinary Shares made outside the United States may be made by affiliates of the underwriters. Prime Number Capital, LLC will offer the Ordinary Shares in the United States through its SEC-registered broker-dealer affiliate in the United States.

Pricing of this offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Over-allotment option

We have granted to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to an additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the offering) at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[          ] per share. If any of the additional Ordinary Shares are purchased, the underwriters will offer the additional Ordinary Shares at US$[          ] per Ordinary Share, the offering price of each Ordinary Share.

Discounts and expenses

We have agreed to pay the underwriters a cash fee equal to 7.5% of the aggregate gross proceeds raised in the offering.

The following table shows the price per share and total initial public offering price, underwriting discounts, proceeds before expenses to us and the proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total
		No Exercise of Over- allotment Option	Full Exercise of Over- allotment Option
	US$	US$	US$
Assumed public offering price	[ ]	[ ]	[ ]
Underwriting discounts(1)	[ ]	[ ]	[ ]
Proceeds to us, before expenses	[ ]	[ ]	[ ]

____________

Note:

(1)      We have agreed to pay the underwriters a discount equal to 7.5% of the gross proceeds of the offering.

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the Underwriter’s over-allotment option.

We have agreed to pay reasonable and documented Representative’s accountable expenses up to $200,000, which includes, without limitation, (A) reasonable fees of legal counsel incurred by the underwriters in connection with the offering; (B) all third party due diligence include the cost of any background checks; (C) IPREO book-building and prospectus tracking software; (D) reasonable roadshow expenses; (E) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters including underwriters’ U.S. & local counsel shall reasonably request, and (F) background check consultant. As of the date of this prospectus, the Company has paid $100,000 to the Representative (or directly to the third parties) to partially cover its out-of-pocket expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately US$[    ] million.

The underwriters intend to offer our Ordinary Shares to their retail customers only in jurisdictions in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

Right of first refusal

The Company grants the Representative the right of first refusal (“Right First Refusal”) to act as lead or joint investment banker, lead or joint book-runner and/or lead or joint placement agent, for each and every future public and private equity and debt offering, including but not limited to, (i) any equity, equity-linked, debt or mezzanine financing or other investment in the Company (including a secondary sale or offering by security holders effected with the Company’s assistance), (ii) any tender offer or exchange offer for, debt, convertible debt securities; (iii) any merger, consolidation, sale, transfer or other disposition of all or a material portion of the Company’s stocks or asset; (iv) restructuring transactions including, extraordinary dividend, stock repurchase, spin-off, etc., (each, a “Subject Transaction”), which is operated by the Company, or any successor to or any subsidiary of the Company for a period of twenty four (24) months following the Closing of the Offering. The Right First Refusal shall be contingent upon the written agreement by the Underwriter to participate in any Subject Transaction which should contain reasonable and customary fees for transactions of similar size and nature, provided however, in no event shall the representative’s fee be less than the fees payable in connection with this offering (“Bona Fide Offer”). At any time within five (5) days after the receipt of written notification of a Bona Fide Offer, the Representative may, by giving written notice to the Company, elect to exercise its Right of First Refusal. The failure of the Representative to give such notice within such 5-day period will be deemed an election not to exercise its Right of First Refusal. If the Representative declines to exercise its Right of First Refusal, the Company shall have the right to retain any other person or persons to provide such services. The representative failure to exercise its Right of First Refusal with respect to any particular Subject Transaction does not constitute a waiver of its preferential right relative to any future Subject Transaction during the period of the Right of First Refusal.

Tail Financing

The Company has agreed that if a Financial Closing (as defined below) occurs within eighteen (18) months after the date of the completion of the offering), upon completion of a Financial Closing, the Representative shall remain entitled to the full transaction fee and non-accountable expense allowances received in the offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities. A Financial Closing means the closing of a transaction in which the Company (or any of its subsidiaries) sells securities (including securities convertible into securities or substantially similar securities), or any securities substantially similar thereto, in an offering that is similar to this offering.

Lock-up agreement

We, each of our directors and executive officers and holders of 5% or more of our Ordinary Shares on a fully diluted basis, except for the Selling Shareholders with respect to their Ordinary Shares sold in this Offering only, immediately prior to the consummation of this Offering have agreed or are otherwise contractually restricted for a period of 180 days after the consummation of the offering, without the prior written consent of the Representative not to directly or indirectly:

•        issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for our Ordinary Share or other capital stock;

•        in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock, other than registration statements on Form S-8 filed with the SEC after the closing date of this Offering; or

•        enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our Ordinary Share or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

The lock up does not apply to the issuance of shares upon the exercise of rights to acquire Ordinary Shares pursuant to any existing stock option or the conversion of any of our preferred convertible stock, provided such underlying shares upon issuance remain subject to the lock up.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

No sales of similar securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of six months from the effective date of registration statement of which this prospectus forms a part.

Foreign regulatory restrictions on purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ATGL”. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed. We do not intend to apply to list the representative’s warrants on any security exchange.

Electronic offer, sale and distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive market making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Price stabilization, short positions and penalty bids

Prior to this Offering, there has been no public market for our Ordinary Shares. Consequently, the initial public offering price for our Ordinary Shares will be determined by negotiations among us and the underwriters. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company. Neither we nor the underwriters can assure investors that an active trading market will develop for Ordinary Shares, or that our Ordinary Shares will trade in the public market at or above the initial public offering price. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ATGL”. Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to prospective investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer or invitation to the public for the purpose of the C(WUMP)O or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to prospective investors in Mainland China

This prospectus may not be circulated or distributed in Mainland China and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of Mainland China except pursuant to applicable laws, rules and regulations of Mainland China. For the purpose of this paragraph only, the Mainland China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to prospective investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the BVI for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the BVI.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

•        to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•        where no consideration is or will be given for the transfer; or

•        where the transfer is by operation of law.

Notice to prospective investors in Japan

The Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of Ordinary Shares described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any Ordinary Shares may be made at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the Ordinary Shares have not authorized and do not authorize the making of any offer of Ordinary Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Ordinary Shares as contemplated in this prospectus. Accordingly, no purchaser of the Ordinary Shares, other than the underwriters, is authorized to make any further offer of the Ordinary Shares on behalf of the sellers or the underwriters.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Ordinary Shares has been or will be:

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Switzerland

This document, as well as any other offering or marketing material relating to the Ordinary Shares which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the Ordinary Shares nor the shares underlying the

Ordinary Shares will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Ordinary Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The Ordinary Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Ordinary Shares with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the Ordinary Shares, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the Ordinary Shares in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Ordinary Shares.

The Ordinary Shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the Ordinary Shares shall be deemed to be made to such recipient and no applications for the Ordinary Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Ordinary Shares you undertake to us that, for a period of 12 months from the date of issue of the Ordinary Shares, you will not transfer any interest in the Ordinary Shares to any person in Australia other than to a wholesale client.

Notice to prospective investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with the sales of Ordinary Shares in this offering. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

US$
SEC registration fee	[ ]
The Nasdaq Capital Market listing fee	[ ]
FINRA filing fee	[ ]
Legal fees and expenses	[ ]
Accounting fees and expenses	[ ]
Transfer agent and registrar fee and expenses	[ ]
Printing expenses	[ ]
Miscellaneous	[ ]
Total	[ ]

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this offering.

LEGAL MATTERS

The validity of our shares underlying our Ordinary Shares and certain other matters of BVI law will be passed upon for us by Appleby. We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters of U.S. federal securities. The underwriter is being represented by Sichenzia Ross Ference LLP with respect to certain legal matters as to United States federal securities and New York State law. We are represented by TC & Co. with respect to certain legal matters as to the laws of Hong Kong. The underwriters are represented by [UW’s HK counsel] as to the laws of Hong Kong. Sichenzia Ross Ference LLP may rely upon [UW’s HK counsel] with respect to matters governed by the laws of Hong Kong.

EXPERTS

The combined financial statements of Neural Sense Limited and Techlution Service Limited as of September 30, 2021 and 2022 and for each of the two years in the period ended September 30, 2022, incorporated by reference in this prospectus, have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their reports which are incorporated by reference herein (which reports express an unqualified opinion on the financial statements as of September 30, 2021 and 2022 and for each of the two years in the period ended September 30, 2022). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The registered business address of Marcum Asia CPAs LLP is located at 7 Penn Plaza, Suite 830, New York, New York 10001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://sec.report that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Neural Sense Limited and Techlution Service Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Neural Sense Limited and Techlution Service Limited (the “Predecessor”), as of September 30, 2021 and 2022, the related combined statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Predecessor as of September 30, 2021 and 2022 and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Predecessor in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Predecessor’s auditor since 2022

New York, New York
[•], 2023

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
COMBINED BALANCE SHEETS

	As of September 30,
	2021	2022	2022
	HK$	HK$	US$ (Note)
Assets
Current assets:
Cash	1,437,791	2,801,810	356,928
Accounts receivable, net	387,000	4,500	573
Rental deposit	—	119,548	15,229
Deferred cost of revenue	461,000	1,838,776	234,245
Due from a related party	1,747,422	1,343,240	171,118
Total current assets	4,033,213	6,107,874	778,093
Property and equipment, net	14,485	33,511	4,269
Right of use asset-finance lease	546,495	415,336	52,910
Right of use asset-operating lease	150,640	—	—
Total non-current assets	711,620	448,847	57,179
TOTAL ASSETS	4,744,833	6,556,721	835,272

Liabilities
Current liabilities:
Bank loans – current	431,746	681,046	86,760
Accrued expenses and other liabilities	247,942	657,704	83,786
Lease liability-finance lease	106,819	111,738	14,235
Lease liability-operating lease	188,717	—	—
Deferred revenue	1,543,815	6,209,827	791,081
Advance from customers	160,000	325,000	41,402
Due to a related party	1,103,569	1,065,569	135,745
Total current liabilities	3,782,658	9,050,884	1,153,009

Non-current liabilities
Bank loans – non-current	2,150,575	1,469,529	187,206
Lease liability-finance lease-non-current	371,635	259,897	33,109
Total non-current liabilities	2,522,210	1,729,426	220,315
TOTAL LIABILITIES	6,304,868	10,780,310	1,373,324

Shareholders’ deficit
Ordinary shares
Neural Sense Limited, nil par value; 10,000 shares authorized; 10,000 and 10,000 shares issued and outstanding as of September 30, 2021 and 2022, respectively	10,000	10,000	1,273
Techlution Service Limited, nil par value; 10,000 shares authorized; 10,000 and 10,000 shares issued and outstanding as of September 30, 2021 and 2022, respectively	10,000	10,000	1,273
Accumulated deficit	(1,580,035)	(4,243,589)	(540,598)
Total shareholders’ deficit	(1,560,035)	(4,223,589)	(538,052)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	4,744,833	6,556,721	835,272

The accompanying notes are an integral part of these combined financial statements.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
COMBINED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

	For the year ended September 30,
	2021	2022	2022
	HK$	HK$	US$ (Note)
Revenues	4,055,406	4,421,208	563,226
Cost of revenue	(2,598,293)	(3,419,035)	(435,557)
Gross profit	1,457,113	1,002,173	127,669

Operating expenses:
Selling, general and administrative expenses	(2,382,351)	(3,716,233)	(473,418)
Total operating expenses	(2,382,351)	(3,716,233)	(473,418)
Loss from operations	(925,238)	(2,714,060)	(345,749)

Other income (loss):
Other income, net	16,500	210,450	26,810
Interest expense, net	(47,743)	(86,621)	(11,035)
Total other income (loss)	(31,243)	123,829	15,775

Loss before tax expense	(956,481)	(2,590,231)	(329,974)
Income tax expense	(24,554)	(73,323)	(9,341)
Net loss	(981,035)	(2,663,554)	(339,315)

Other comprehensive loss
Foreign currency translation gain/(loss), net of taxes	—	—	—
Total comprehensive loss	(981,035)	(2,663,554)	(339,315)

The accompanying notes are an integral part of these combined financial statements.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary Shares		Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount
		HK$	HK$	HK$
Balance as of October 1, 2020	20,000	20,000	(599,000)	(579,000)
Net loss	—	—	(981,035)	(981,035)
Balance as of September 30, 2021	20,000	20,000	(1,580,035)	(1,560,035)
Net loss	—	—	(2,663,554)	(2,663,554)
Balance as of September 30, 2022	20,000	20,000	(4,243,589)	(4,223,589)
Balance as of September 30, 2022 in US	$—	2,546	(540,598)	(538,052)

The accompanying notes are an integral part of these combined financial statements.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
COMBINED STATEMENTS OF CASH FLOWS

	For the year ended September 30,
	2021	2022	2022
	HK$	HK$	US$ (Note)
Operating activities
Net loss	(981,035)	(2,663,554)	(339,315)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	450	6,429	819
Amortization of right of use assets	43,720	131,159	16,709
Noncash lease expense	353,128	150,640	19,190
Allowance for doubtful account	—	313,362	39,920
Changes in operating assets and liabilities:
Accounts receivable	(76,924)	69,138	8,808
Rental deposit	—	(119,548)	(15,230)
Accrued expenses and other liabilities	139,031	409,762	52,200
Advance from customers	160,000	165,000	21,020
Lease liability	(426,513)	(188,717)	(24,041)
Deferred revenue	517,315	4,666,012	594,412
Deferred cost of revenue	(261,000)	(1,377,776)	(175,518)
Cash provided by (used in) operating activities	(531,828)	1,561,907	198,974

Investing activities
Advance to a related party	(809,170)	—	—
Purchase of property and equipment	(14,935)	(25,455)	(3,242)
Repayment from a related party	—	404,182	51,489
Payment to acquire right of use assets-finance lease	(77,133)	—	—
Cash provided by (used in) investing activities	(901,238)	378,727	48,247

Financing activities
Proceeds from bank loans	2,304,000	—	—
Repayment to bank loans	(38,679)	(431,746)	(55,001)
Borrowings from a related party	492,700
Principal payment for obligation under finance leases	(34,578)	(106,869)	(13,614)
Repayment to a related party	—	(38,000)	(4,841)
Cash provided by (used in) financing activities	2,723,443	(576,615)	(73,456)

Net increase in cash	1,290,377	1,364,019	173,765

Cash as of beginning of the year	147,414	1,437,791	183,163
Cash as of the end of the year	1,437,791	2,801,810	356,928

Supplementary Cash Flows Information
Cash paid for interest	55,189	105,854	13,485
Cash paid for taxes	24,554	73,323	9,341

Non-cash transaction
lease liabilities arising from obtaining right-of-use assets	513,082	—	—

The accompanying notes are an integral part of these combined financial statements.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

Techlution Service Limited (“TSL”) was incorporated in accordance with laws and regulations of Hong Kong on November 28, 2017. It is engaged in providing IT development and consulting service to customers.

Neural Sense Limited (“NSL”) was incorporated in accordance with laws and regulations of Hong Kong on October 16, 2019. It is also engaged in providing IT development and consulting service to customers.

Alpha Technology Group Limited (“Alpha”) was incorporated in the British Virgin Islands on October 5, 2022 as an exempted company. Alpha has not commenced its operations and has limited assets or liabilities.

On October 12, 2022, Alpha acquired 100% of equity interest in NSL and TSL from the former shareholders. NSL and TSL became Alphas wholly owned subsidiaries. Alpha as investing holding company conducts its primary operations through its two wholly owned subsidiaries after the acquisition. Alpha and its subsidiaries, NSL and TSL, are collectively the “Company” or “Successor”. NSL and TSL are collectively the “Predecessor”.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

Principles of combination

The combined financial statements are prepared by adding together financial statement items of NSL and TSL, since NSL and TSL were under common control. The financial statements used for combination purposes have been prepared applying the Group’s accounting policies. Upon combining the financial information for the periods, intra-group income and expenses, intragroup accounts and profits and losses on transactions between the combined entities are eliminated. Comparative figures have been changed accordingly. The accounting principles set out below have been applied consistently to all periods presented in these combined financial statements

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the combined income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the combined income statements.

During the years ended September 30, 2022 and 2021, Mr. Leung Tsz Him was the director and shareholder of Techlution and Ms. Chan Shuk Wa was the director and shareholder of NSL. Since Mr. Leung Tsz Him is the spouse of Ms. Chan Shuk Wa, TSL and NSL can be considered as under the common control of Mr. Leung Tsz Him and his spouse during the aforementioned period.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On October 12, 2022, Alpha acquired control of both TSL and NSL, and Mr. Leung Tsz Him was appointed as the CEO of Alpha.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

Use of estimates and assumptions

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Predecessor’s combined financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction and convenience translation

The accompanying combined financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Predecessor. HK$ is also the functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the combined statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the combined statements of income and comprehensive income(loss).

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Predecessor’s financial condition in terms of reporting in HK$.

Convenience translation

Translations of amounts in the combined balance sheet, combined statements of income and combined statements of cash flows from HK$ into US$ as of and for the year ended September 30, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8498, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Related parties

The Predecessor adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Predecessor and Successor’s securities (ii) the Predecessor and Successor’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Predecessor and Successor, or (iv) anyone who can significantly influence the financial and operating decisions of the Predecessor and Successor. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash

Cash comprises of cash in banks and cash on hand. Cash held in accounts at financial institutions located in Hong Kong. The Predecessor have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful accounts on such receivables. The allowance for doubtful accounts is estimated based upon the Predecessor’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Predecessor’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Predecessor to reasonably estimate the amount of probable loss.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets taking into consideration the assets’ estimated residual value. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives of equipment is 5 years.

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the combined statements of income.

Lease

The Predecessor adopted ASU 2016-02, Leases (Topic 842), on October 1, 2020, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combined financial statements.

The Predecessor leases its offices which are classified as operating leases and leases its motor vehicle which is classified as finance lease in accordance with Topic 842. At lease inception, if the lease meets any of the following five criteria, the Predecessor will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Predecessor by the end of the lease term, (ii) the lease grants the Predecessor an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Predecessor recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Predecessor’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of September 30, 2021 and 2022, respectively.

Commitments and contingencies

In the normal course of business, the Predecessor is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the combined financial statements are issued, which may result in a loss to the Predecessor, but which will only be resolved when one or more future events occur or fail to occur. The Predecessor assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Predecessor or unasserted claims that may result in legal proceedings, the Predecessor, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the combined financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Predecessor assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Predecessor will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2021 and 2022, no impairment of long-lived assets was recognized.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Predecessor. The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments, such as cash, accounts receivable, rental deposit, due from a related party, accrued expenses and other liabilities, advance from customers and due to a related party, included in current assets and current liabilities are reported in the combined balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue Recognition

On October 1, 2020, the Predecessor adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

Under ASC 606, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Predecessor identifies its contracts with customers and all performance obligations within those contracts. The Predecessor then determines the transaction price and allocates the transaction price to the performance obligations within the Predecessor’s contracts with customers, recognizing revenue when, or as, the Predecessor satisfies its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Predecessor’s revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Predecessor’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended September 30, 2021 and 2022.

The Predecessor contract with customers to mainly provide IT related service, including system development service, web and mobile application development service and artificial intelligence powered optical character recognition development service(“AI-OCR”), normally service term within a year. The terms of pricing and payment are fixed, no variable consideration is involved. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation are satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services are tested and accepted by the customers.

From time to time, the Predecessor enters into arrangement to provide technological support and maintenance service to its customers. The Predecessor’s contracts have a single performance obligation and are primarily on a fixed-price basis. The Predecessor’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less.

No significant returns, refund and other similar obligations during each reporting period.

There were no loss contracts that the revenue of which has not been recognized during the years ended September 30, 2022 and 2021, and according to the estimation, there is no indication that the revenue cannot cover the estimated expenses and costs.

See note 8 for the disaggregated revenue from contracts with customers by revenue stream.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
System development	3,184,948	3,602,067	458,874
Web and mobile application development	235,000	391,000	49,810
AI-OCR development	495,458	68,141	8,681
Technological support and maintenance service and other services	140,000	360,000	45,861
	4,055,406	4,421,208	563,226

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

	For the year ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Revenue recognized at point in time	3,915,406	4,106,208	523,098
Revenue recognized over-time	140,000	315,000	40,128
	4,055,406	4,421,208	563,226

The following table summarizes advance from customers by revenue stream:

	For the year ended September 30,
	2021	2022	2022
	HK$	HK$	US$
System development	160,000	325,000	41,402
Web and mobile application development	—	—	—
AI-OCR development	—	—	—
Technological support and maintenance service and other services	—	—	—
	160,000	325,000	41,402

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset for the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Only incremental costs should be recognized as assets which are also periodically reviewed for impairment. The Predecessor recognized the cost incurred to fulfill a contract but revenue recognition criteria under ASC606 have not yet been met as deferred cost of revenue.

Contract liabilities are presented as deferred revenue in the combined balance sheets, which represents service fee payment received from customers in advance of completion of performance obligations under a contract. Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year were HK$1,026,500 and HK$1,703,815 for the years ended September 30 2021 and 2022, respectively.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The details of deferred revenue are as follows:

	As of September 30,
	2021	2022	2022
	HK$	HK$	US$
System development	179,165	2,534,827	322,916
Web and mobile application development	1,364,650	882,500	112,423
AI-OCR development	—	—	—
Technological support and maintenance service and other services	—	2,792,500	355,742
	1,543,815	6,209,827	791,081

Income taxes

The Predecessor accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the combined financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Advertising expenses

Advertising expenses, primarily marketing spend and content related promotion, are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended September 30, 2021 and 2022 were HK$17,425 and HK$32,517, respectively.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Predecessor not using HKD as its functional currencies.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

COVID-19 outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak, including the BA-5 variant, and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for the year ended September 30, 2022.

Concentration and credit risk

Financial instruments that potentially expose the Predecessor to concentrations of credit risk consist primarily of accounts receivable. The Predecessor conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Predecessor evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Predecessor conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Major Suppliers

For the year ended September 30, 2021, two suppliers accounted for 39% and 17% of our total purchase, respectively. For the year ended September 30, 2022, three suppliers accounted for 25%, 25% and 12% of our total purchase, respectively.

Major Customers

For the year ended September 30, 2021, three customers accounted for 27%, 24% and 21% of the Predecessor’s total revenue, respectively. For the year ended September 30, 2022, four customers accounted for 33%, 31% and 25% of the Predecessor’s total revenue, respectively. As of September 30, 2021, three customers accounted for 47%, 35% and 18% of the Predecessor’s accounts receivable balance, respectively. As of September 30, 2022, one customer accounted for 100% of the Predecessor’s total accounts receivable balance, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Predecessor’s financial condition and results of operations. The Predecessor is exposed to floating interest rate risk on cash deposit and borrowings rate, and the risks due to changes in interest rates is not material. The Predecessor has not used any derivative financial instruments to manage the Predecessor’s interest risk exposure.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent issued Accounting Pronouncements

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13: Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13  — Financial Instruments — Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02  — Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Predecessor is currently evaluating the impact this ASU will have on its combined financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Predecessor does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Predecessor’s combined financial statements.

Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08). In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The guidance is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its combined financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the combined financial position, statements of operations and cash flows.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

3.      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of September 30,
	2021	2022	2022
	HK$	HK$	US$
Accounts receivable	387,000	317,862	40,493
Less: allowance for doubtful accounts	—	(313,362)	(39,920)
Accounts receivable, net	387,000	4,500	573

Allowance for doubtful allowance in the amount of HK$313,362 has been recorded for the year ended 30 September 2022, as the credit risk of one specific customer has dramatically increased, and such receivable is not expected to be settled and the bad debt allowance was provided accordingly.

4.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of September 30,
	2021	2022	2022
	HK$	HK$	US$
Computer hardware	14,935	40,390	5,145
Sub-total	14,935	40,390	5,145
Less: accumulated depreciation	(450)	(6,879)	(876)
Property and equipment, net	14,485	33,511	4,269

Depreciation expense was approximately HK$450 and HK$6,879 (US$876) for the years ended September 30, 2021 and 2022, respectively.

5.      BANK LOANS-CURRENT

The Predecessor’s bank loans which are all denominated in HK$, consist of:

	As of September 30, 2021	As of September 30, 2022	As of September 30, 2022
	HK$	HK$	US$
Long-term loans
Bank of East Asia(“BEA”)(1)	278,321	120,921	15,405
BEA(2)	2,304,000	2,029,654	258,561
Less: Current portion of long-term loans	431,746	681,046	86,760
Long term loan- non current portion	2,150,575	1,469,529	187,206

____________

(1)      On June 12, 2020, TSL entered into a loan agreement with BEA, pursuant to which TSL obtained a loan in the amount of HK$ 317,000(“US$ 40,903”) on June 29, 2020 for three years term ended on June 28, 2023. The loan is at interest rate of 2.75% and the principal is to be paid off by 36 unequal monthly instalments. The loan has been guaranteed by HKMC Insurance Limited (“HKMCI”) under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him

(2)      On March 12, 2021, TSL entered into another loan agreement with BEA, pursuant to which TSL obtained a loan in the amount of HK$ 2,304,000(“US$ 295,954”) on March 29, 2021 for five years term ended on March 28, 2026. The loan is at interest rate of 2.75% and the principal is to be paid off by 36 unequal monthly instalments. The loan has been guaranteed by HKMC Insurance Limited (“HKMCI”) under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

5.      BANK LOANS-CURRENT (cont.)

Annual maturities of the Predecessor’s long-term debt which comprise the term loans during the next five years following September 30, 2022 and thereafter are as follows:

	HK$	US$
Year ending September 30,
2023	681,046	86,760
2024	575,725	73,343
2025	591,758	75,385
2026	302,046	38,478
Thereafter	—	—
	2,150,575	273,966

6.      LEASE

The Predecessor’s leasing activities primarily consist of offices leased from a related party and third party which are operating lease and lease of vehicle from third party which is finance lease. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Predecessor has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

As of September 30, 2021 and 2022, the operating lease’s weighted average remaining lease term was 0.42 years and 0 year, respectively. The lease was terminated in February 2022. As of September 30, 2021 and 2022, the weighted average discount rate was 2.75% and 2.75%, respectively.

As of September 30, 2021 and 2022, the finance lease’s weighted average remaining lease term was 4.17 years and 3.17 year, respectively. As of September 30, 2021 and 2022, the weighted average discount rate was 4.46% and 4.46%, respectively.

	As of September 30,
	2021	2022	2022
	HK$	HK$	US$
Right-of -use asset-finance lease
BMW vehicle	590,215	590,215	75,189
Accumulated amortization	(43,720)	(174,879)	(22,279)
Right-of -use asset-finance lease, net	546,495	415,336	52,910
Lease liabilities – finance lease, current portion	106,869	111,738	14,235
Lease liabilities – finance lease, non-current portion	371,635	259,897	33,109
Total finance lease liabilities	478,504	371,635	47,343

The components of lease costs were as follows:

	For the years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Operating lease costs(i)	364,615	151,923	19,354
Finance lease costs
Amortization of finance lease assets	43,720	131,159	16,708
Interest on lease liabilities	7,442	19,191	2,445
Total finance lease costs	51,162	150,350	19,153

____________

(i)      Excluding cost of short-term contracts. The Predecessor also has another lease agreement with one year term, for which the Predecessor elected to not recognize right-of-use assets on balance sheet and expensed on straight-line method. The lease term was from March 1, 2022 to February 28, 2023 with monthly lease expense of HK$38,400. The committed lease payment in 2023 will be HK$342,000. Short-term lease costs for the years ended September 30, 2021 and 2022 were HK$0 and HK$268,800, respectively, which were charged to general and administrative expenses.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

6.      LEASE (cont.)

Finance lease costs were recorded as general and administrative expenses and interest expenses. The operating lease expenses were charged to general and administrative expenses. No lease costs for operating and finance leases were capitalized.

Cash flow information related to lease consists of the following:

	For the years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Operating cash payments for operating leases	438,000	190,000	24,204
Operating cash payments for finance leases	84,578	19,191	2,445
Financing cash payments for finance leases	34,578	106,869	13,614

Lease assets obtained in exchange for lease obligations:

	For the years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Operating lease	—	—	—
Finance lease	513,082	—	—

Future lease payments under lease liabilities as of September 30 were as follows:

	Operating leases		Finance leases
	HK$	US$	HK$	US$
Year ended September 30,
2023	—	—	126,060	16,059
2024	—	—	126,060	16,059
2025	—	—	126,060	16,059
2026	—	—	21,010	2,677
2027	—	—	—	—
Thereafter	—	—	—	—
Total future lease payments	—	—	399,190	50,854
Less: Imputed interest	—	—	(27,555)	(3,510)
Total lease liability balance	—	—	371,635	47,334

7.      INCOME TAX

British Virgin Islands

Alpha is incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

No deferred tax assets or liabilities has been recognized in the financial statements as the Group did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as at September 30, 2021 and 2022.

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Predecessor’s operating subsidiaries, namely NSL and TSL, are generally subject to Hong Kong income tax on its taxable income derived from the trade or businesses carried out by them in Hong Kong.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

7.      INCOME TAX (cont.)

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ‘‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and as gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2021 and 2022 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Predecessor’s effective income tax rate for the years ended September 30, 2021 and 2022:

	For the year ended September 30
	2021	2022
	HK$	HK$
Income tax computed at statutory tax rate	16.5%	16.5%
Effect of preferential tax rates	(8.25)%	(8.25)%
Effect of non-deductible expense	(9.93)%	(5.17)%
Change in valuation allowance	(0.89)%	(5.91)%
Effective Income tax rate	(2.57)%	(2.83)%

The tax effects of temporary differences that give rise to the deferred tax balances as of September 30, 2021 and 2022 are as follows:

	As of September 30,
	2021	2022	2022
	HK$	HK$	US$
Deferred tax assets:
Net operating losses carried forward	38,590	386,510	49,238
Valuation allowance	(38,590)	(386,510)	(49,238)
Deferred tax assets, net	—	—	—

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Predecessor evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of September 30, 2021 and 2022, valuation allowances were mainly provided against deferred tax assets caused by net operating losses carried forward in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses. The Predecessor’s net operating loss carry-forwards as of September 30 may be carried forward indefinitely.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

8.      SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Predecessor’s CODM is identified as the Chief Executive Officer.

The Predecessor is mainly engaged in the business of providing IT related service to customers. Since the nature, the business processes and the marketing channel of the services are substantially similar, the Predecessor is considered as operating in a single reportable segment with revenues derived from multiple revenue streams.

	For the year ended September 30,
	2021	2022	2022
	HK$	HK$	US$
System development	3,184,948	3,602,067	458,874
Web and mobile application development	235,000	391,000	49,810
AI-OCR services	495,458	68,141	8,681
Technological support and maintenance service and other services	140,000	360,000	45,861
	4,055,406	4,421,208	563,226

Substantially the majority of the Predecessor’s revenues are derived from Hong Kong where services are provided to customers. In addition, the Predecessor’s long-lived assets are substantially all located in and derived from Hong Kong, and the amount of long-lived assets attributable to any individual other country is not material.

9.      RELATED PARTY TRANSACTIONS AND BALANCES

The amount due from a related party consisted of the following:

		As of September 30,
Name	Relationship with the Group	2021	2022	2022
		HK$	HK	US$
Leung Tsz Him	CEO of our Company	1,747,422	1,343,240	171,118
		1,747,422	1,343,240	171,118

The amount due from a related party are unsecured, interest-free and repayable on demand. On March 14, 2023, the Company fully received the outstanding balance of due from related party.

The amount due to a related party consisted of the following:

Name	Relationship with the Predecessor and Successor	As of September 30,
		2021	2022	2022
		HK$	HK$	US$
Simplus IO Limited	Controlled by the Company’s CEO	1,103,569	1,065,569	135,745
		1,103,569	1,065,569	135,745

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

9.      RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

The amount due to a related party are unsecured, interest-free and repayable on demand.

In addition, the Predecessor had the following transactions with related parties:

Name	Relationship with the Predecessor and Successor		For the year ended September 30,
		Nature	2021	2022	2022
			HK$	HK$	US$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/Management fee	(40,000)	400,000	50,957
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	1,000,392	839,000	106,882
		Rental expenses	345,383	151,923	19,354

10.    COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Predecessor may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Predecessor records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2022 and through the issuance date of these combined financial statements.

11.    SUBSEQUENT EVENTS

The Predecessor and Successor has assessed all events from September 30, 2022, up through the date that these combined financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these combined financial statements other than events detailed below.

On January 26, 2023, the shareholders entered into a share subscription agreement, pursuant to which the shareholders have agreed to subscribe for an aggregate of 10,000 new shares of Alpha on a pro-rata basis for a total consideration of HK$10,000,000 into Alpha. The entire subscription amount was duly received by our Company on January 26, 2023. After the aforesaid capital injection, the registered capital of Alpha will be increased by HK10,000, and HK$9,990,000 shall be recorded as additional paid-in capital of Alpha. The proceed will be utilized for the purpose of the daily operations of the Company unless the written consent of the shareholders.

On October 12, 2022, Alpha entered into a sale and purchase agreement (as amended and supplemented by an addendum on March 23, 2023, as so amended and supplemented, the “Agreement”) with Mr. Leung Tsz Him and his spouse (the “Sellers”), pursuant to which the Sellers agreed to sell and Alpha (the “Buyer”), agreed to purchase 100% of the ownership interests in NSL and TSL (the “Target Companies”) for a consideration of HK$10 million. The Agreement contains provisions of irrevocably and unconditionally warrants and guarantees to the Buyer that the aggregate amount of audited net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between the Target Companies for the three financial years ending December 31, 2025 (“Profit Guaranteed Period”) shall not be less than HK$7.4 million (the “Guaranteed Profit”).

If the aggregate amount of the actual net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between the Target Companies) of the Target Companies for the Profit Guaranteed Period falls short of the Guaranteed Profit, Mr. Leung Tsz Him shall meet such shortfall in the subsequent two financial years. If Mr. Leung Tsz Him fails to do so, he shall pay the amount of any shortfall in cash to the Buyer within 15 days after the issue of the audited financial statements of the Target Companies for the financial year ending December 31, 2027.

NEURAL SENSE LIMITED AND TECHLUTION SERVICE LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS

11.    SUBSEQUENT EVENTS (cont.)

If the aggregate amount of the actual net profit before tax (excluding extraordinary items and after elimination of inter-company transactions between the Target Companies) of the Target Companies for the three financial years ending December 31, 2025 attributable to the customers solely introduced by the Sellers is greater than the Guaranteed Profit, Mr. Leung Tsz Him shall be entitled to the bonus calculated as follows (the “Bonus”):

(A – Guaranteed Profit) x 50%

A      means the part of the actual net profit before tax (excluding extraordinary items and after elimination of inter-company transactions between the Target Companies) generated by the previous customers, existing customers as at the date of the Agreement and the new customers introduced to the Target Companies solely by the Sellers for the three financial years ending 31 December 2025 (the “Net Profit Contributed by the Sellers”).

If A is less than the Guaranteed Profit, Mr. Leung Tsz Him shall not be entitled to the Bonus and Mr. Leung Tsz Him shall meet the shortfall in the subsequent two financial years as stated in the Agreement. The amount of the Bonus shall be agreed by the Buyer and the Sellers in good faith and be distributed to Mr. Leung Tsz Him within 1 month after the issue of the audited financial statements of the Target Companies for the financial year ending 31 December 2025 if there is no dispute between the Buyer and the Sellers on the amount of the difference. Should there is any dispute on the amount of the difference between the Buyer and the Sellers, the independent auditors shall act as expert (the “Expert”) to determine the Net Profits Contributed by the Sellers for calculation of the Bonus whose view shall be conclusive and binding on the Buyer and the Sellers. In such event, the Bonus shall be distributed to Mr. Leung Tsz Him within 1 month after the issue of the Expert’s certification.

The Buyer and Mr. Leung Tsz Him shall procure that the audited financial statements of the Target Companies for the relevant financial year shall be prepared and reported on by the independent auditors in accordance with the Hong Kong Financial Reporting Standards by the date falling six months after expiry of the relevant financial year, and such independent auditors shall issue a certificate (the “Certificate”) to certify the aggregate amount of the actual net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between the Target Companies). The Certificate shall, in the absence of manifest error, be final and conclusive of the matters stated therein and binding on the parties.

Alpha shall not be liable for any shortfall in profit under the Agreement to the extent it arises from or is the result of any change made after the Completion of acquisition of entire ownership interests in the Target Companies in any accounting or taxation policies or practice of the Target Companies. Alpha has not accounted for any bonus or shortfall payment since the Guaranteed Profit cannot be determined at this time.

Alpha Technology Group Limited

Ordinary Shares

_________________________________

PROSPECTUS

_________________________________

            , 2023

Until and including             , 2023 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2023

[•] Ordinary Shares to be sold by the Selling Shareholders

Alpha Technology Group Limited

This prospectus relates to the resale of [            ] shares of our ordinary shares, par value $1.00 per share (“Ordinary Shares”), by Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, two existing shareholders of our Company (the “Selling Shareholders,” and each a “Selling Shareholder”). We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

Prior to this offering, there has been no public market for our Ordinary Shares. We have reserved the symbol “ATGL” for purposes of listing our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) and will apply to list our Ordinary Shares on Nasdaq. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved by Nasdaq, we will not proceed with this offering.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 21 of the Public Offering Prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements.    See “Prospectus Summary — Implications of being an emerging growth company” of the Public Offering Prospectus for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

[RESALE PROSPECTUS ALTERNATE PAGE]

THE OFFERING

Ordinary Shares being offered by the Selling Shareholders	[ ] Ordinary Shares
Ordinary Shares outstanding after capitalization but before this offering:	[ ] Ordinary Shares
Ordinary Shares to be outstanding after our initial public offering pursuant to the Public Offering Prospectus:	[ ] Ordinary Shares
Use of proceeds:	We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders named in this prospectus.
Listing:

We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq. We do not intend to apply to list the representative’s warrants on any security exchange.

Proposed Nasdaq symbol:	“ATGL”.
Risk factors:

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 21 of the Public Offering Prospectus.

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[RESALE PROSPECTUS ALTERNATE PAGE]

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholders. In addition, the Underwriter will not receive any compensation from the sale of the Ordinary Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of Ordinary Shares offered by them under this prospectus. We have agreed to bear the expenses relating to the registration of the Ordinary Shares for the Selling Shareholders.

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[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SHAREHOLDERS

This prospectus covers the offering of [            ] Ordinary Shares by the Selling Shareholders. This will only permit the Selling Shareholders to sell the number of Shares identified in the column “Maximum Number of Shares to be Sold” below. The Shares owned by the Selling Shareholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders to sell those Shares.

The following table sets forth the name of the Selling Shareholders, the number of Ordinary Shares owned by the Selling Shareholders immediately prior to the date of this prospectus and the number of Ordinary Shares to be offered by the Selling Shareholders pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our Ordinary Shares by the Selling Shareholder as adjusted to reflect the assumed sale of all of the Ordinary Shares offered.

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the determination date. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage of beneficial ownership before this offering is based on [            ] Ordinary Shares prior to the Offering. Beneficial ownership is based on information furnished by the Selling Shareholders. Unless otherwise indicated and subject to community property laws where applicable, the Selling Shareholders named in the following table have, to our knowledge, voting and investment powers with respect to the Ordinary Shares beneficially owned by them.

As at the date of this prospectus, the Selling Shareholders, Wittelsbach Group Holdings Limited and Hanoverian International Group Limited, beneficially holds 51.0% and 22.0% of Ordinary Shares of the Company, respectively. Please see “Corporate Structure and History” for more information. The Selling Shareholders are not broker dealers or affiliates of any broker dealer.

Name of Selling Shareholders	Shares Beneficially Owned Before the Offering		Maximum Number of Shares to be Sold	Shares Beneficially Owned After the Over-allotment option Is Not Exercised		Shares Beneficially Owned After the Over-allotment option Is Exercised in Full
	Number of Shares Owned	Percent of Ordinary Shares Before the Offering (%)		Number of Shares Owned	Percent of Ordinary Shares After the Offering (%)	Number of Shares Owned	Percent of Ordinary Shares k After the Offering (%)
Wittelsbach Group Holdings Limited(1)	6,757,500	51.0	[ ]	[ ]	[ ]	[ ]	[ ]
Hanoverian International Group Limited(2)	2,915,000	22.0	[ ]	[ ]	[ ]	[ ]	[ ]

____________

(1)      Wittelsbach Group Holdings Limited is a company limited by shares established in the British Virgin Islands. Wittelsbach Group Holdings Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Wittelsbach Group Holdings Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(2)      Hanoverian International Group Limited is a company limited by shares established in the British Virgin Islands. Hanoverian International Group Holdings Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Hanoverian International Group Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

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[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, after the effective date of registration statement of which this prospectus forms a part, sell any or all of their Ordinary Shares being offered under this prospectus on any stock exchange, market or trading facility on which our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when disposing of Ordinary Shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the Ordinary Shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for the Selling Shareholders, rather than under this prospectus. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any

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of the shares by, the Selling Shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the Ordinary Share offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each Selling Shareholder and purchaser is responsible for paying any discounts, and similar selling expenses they incur.

We and the Selling Shareholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

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[RESALE PROSPECTUS ALTERNATE PAGE]

LEGAL MATTERS

The validity of our shares underlying our Ordinary Shares and certain other matters of BVI law will be passed upon for us by Appleby. We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters of U.S. federal securities. We are represented by TC & Co. with respect to certain legal matters as to the laws of Hong Kong.

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Alpha Technology Group Limited

[•] Ordinary Shares to be sold by the Selling Shareholders

_________________________________

PROSPECTUS

_________________________________

            , 2023

Until and including             , 2023 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Under our Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

Item 7. Recent Sales of Unregistered Securities

None.

Item 8. Exhibits and Financial Statement Schedules

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the combined financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant
3.2*	Articles of Association of the Registrant
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Appleby regarding the validity of the ordinary shares being registered
5.2*	Opinion of Hunter Taubman Fischer & Li LLC
8.1*	Opinion of Appleby regarding certain BVI tax matters (included in Exhibit 5.1)
10.1***	Form of Indemnification Agreement between the Company and each of its directors and executive officers
10.2***	Form of Employment Agreement between the Company and each of its directors and executive officers
10.3*	Loan Agreement between Techlution and Bank of East Asia, dated June 12, 2020
10.4*	Loan Agreement between Techlution and Bank of East Asia, dated March 12, 2021
10.5***	Share Office Agreements between Techlution and AcroGrowth Consulting Limited, dated March 1, 2022
10.6***	License Agreement between the Company and Mr. Leung Tsz Him, dated February 24, 2023
10.7***	Service Render Agreement between Techlution and Simplus IO Limited, effective as of July 10, 2019
10.8***	Service Render Agreement between NSL and Simplus IO Limited, effective as of December 21, 2020
10.9***	Service Render Agreement between NSL and ProAlgories Limited, effective as of August 20, 2021
10.10***	Share Subscription Agreements between Alpha and five share subscribers, dated January 26, 2023
10.11***	Sales and Purchase Agreement between Alpha, Tsang Chun Ho, Anthony, Leung Tsz Him and his spouse, dated October 10, 2022, and Addendum to Sales and Purchase Agreement dated March 23, 2023
21.1*	List of Subsidiaries
23.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
24.1	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Code of Business Conduct and Ethics
99.2*	Consent of Frost & Sullivan
99.3*	Consent of Li John (director nominee)
99.4*	Consent of Tang Chui Kuen (director nominee)
99.5*	Consent of Cheng Wai Hei (director nominee)
99.6*	Form of Audit Committee Charter
99.7*	Form of Compensation Committee Charter
99.8*	Form of Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

____________

*        To be filed by amendment

**      Filed herewith

***    Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F -1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, PRC, on [            ], 2023.

ALPHA TECHNOLOGY GROUP LIMITED
By:
Name: [ ]
Title: [ ]

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
	Chief executive officer	[ ]
Leung Tsz Him	(Principal Executive Officer)
	Chief financial officer and Director	[ ]
Choi Tan Yee	(Principal Accounting and Financial Officer)
	Director and president	[ ]
Tsang Chun Ho, Anthony

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Alpha Technology Group Limited has signed this registration statement or amendment thereto in City of New York, United States, on [            ].

US Authorized Representative [ ]
By:
Name: [ ]
Title: [ ]